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Breakthroughs that change patients' lives

Proxy Statement for 2021
Annual Meeting of Shareholders

2020 Annual Report on Form 10-K[1]




[1] The 2020 Annual Report on Form 10-K is not included in this filing. The 2020 Annual Report on Form 10-K is included in Appendix A to the Notice of 2021 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 12, 2021. The Corporate and Shareholder Information and the 2020 Patient Impact information contained in the materials being mailed to our shareholders beginning on or about March 12, 2021 are not included in this filing.

Purpose
Blueprint

OUR PURPOSE

Breakthroughs that change patients' lives

OUR BOLD MOVES

    

1. Unleash the power of our people	2. Deliver first-in-class science	3. Transform our go-to-market model	4. Win the digital race in pharma	5. Lead the conversation

OUR BIG IDEAS

1.1 Create room for meaningful work	2.1 Source the best science in the world	3.1 Improve access through new payer partnerships	4.1 Digitize drug discovery and development	5.1 Be known as the most patient-centric company
1.2 Recognize both leadership and performance	2.2 Double our innovation success rate	3.2 Address the patient affordability challenge	4.2 Enhance health outcomes and patient experience	5.2 Drive pro-innovation/pro-patient policies
1.3 Make Pfizer an amazing workplace for all	2.3 Bring medicines to the world faster	3.3 Transform the way we engage patients and physicians	4.3 Make our work faster and easier	5.3 Focus the narrative on the value of our science

OUR VALUES

   

Courage	Excellence	Equity	Joy

A Letter from Pfizer's Chairman & Chief Executive Officer

To Our Shareholders:



Dr. Albert Bourla

2020 was a year like none other in Pfizer's history – defined by bold decisions, even bolder actions and incredible results. With the separation of Upjohn, we created a company that was 20% smaller, but more focused than ever on delivering first-in-class science for the benefit of patients. Through our collaboration with BioNTech, we delivered a breakthrough COVID-19 vaccine in less than a year. And by harnessing the power of a variety of digital capabilities – as well as our own steadfast commitment to patients – we made sure that despite lockdowns and travel restrictions, we continued to reach more than 400 million patients worldwide with our medicines and vaccines.

To the outside world, it may have appeared that COVID-19 was the only thing we were working on in 2020, but that could not be further from the truth. Tens of thousands of Pfizer colleagues continued to advance equally important work across all of our therapeutic areas – recognizing that the needs of those suffering from other diseases were no less urgent.

The New Pfizer

With the completion of the Upjohn-Mylan transaction, we saw the culmination of a bold, decade-long transformation of Pfizer from a large, diversified enterprise to a smaller, science-driven, innovative biopharma company. The new Pfizer is all about two things: science and patients. By uniting transformational technology and cutting-edge science, we are pioneering biopharmaceutical innovations to do more than just treat difficult diseases – we want to cure and prevent them. Our pipeline currently includes 95 potential new therapies or indications. That's 95 potential opportunities to change the lives of patients around the world.

Leading the Battle Against COVID-19

Of course, the biggest story of 2020 for Pfizer was our work with BioNTech to develop and deliver the world's first COVID-19 vaccine, granted a conditional marketing authorization, Emergency Use Authorization (EUA) or temporary authorization in more than 50 countries worldwide.

It took us just 269 days from the day we announced our plans to collaborate with BioNTech to the day we received the EUA from the U.S. Food & Drug Administration[(1)], and I couldn't be more proud of how our colleagues stepped up when the world needed us the most.

Our ability to move at such extraordinary speed – while always maintaining our focus on quality and safety – was the first powerful display of what the new Pfizer is capable of. While we never imagined a pandemic of this magnitude, every action we have taken over the past several years has been to transform Pfizer into an agile, scientific powerhouse capable of addressing the world's most devastating diseases.

Because of the dire need to vaccinate as many people as possible, as quickly as possible, we continue to explore innovative plans to increase the number of doses we are able to produce globally by the end of 2021. Based on the updated 6-dose labeling and subject to continuous process improvements, expansion at current facilities and adding new suppliers and contract manufacturers, we now believe we can potentially manufacture at least 2 billion doses in total by year's end.

From day one of our vaccine development program, our outreach has been broad and inclusive to help support equitable access. Pfizer and BioNTech have engaged with governments and global health organizations around the world, and we currently have supply agreements, or are in talks with more than 100 countries and supranational organizations for the supply of our COVID-19 vaccine. We also have allocated doses for supply to low income countries at a not-for-profit price, and we remain committed to partnering with global health stakeholders, when possible to provide expertise and resources where greater support may be needed to deploy COVID-19 vaccines.

Delivering Results

While driving a dramatic transformation of our company and developing a vaccine that quite literally might change the world, we continued to deliver strong results in our R&D pipeline, with our financial performance and with regard to our Environmental, Social and Governance (ESG) commitments. Some examples:

R&D Productivity: We have driven incredible improvements in our clinical success rates[2]. For example, our Phase 2 success rate on a five-year rolling average more than tripled from 15% five years ago to 52% as of year-end 2020 – which is almost double the 2019 industry benchmark of 29%.

Financial Performance: We generated 8% operational revenue growth[3] for the year from our biopharmaceutical product portfolio – excluding the results of the divested Upjohn business, the revenue impact from Consumer Healthcare and $154 million of sales of the Pfizer-BioNTech COVID-19 vaccine.

ESG Commitments: Pfizer moved up from 11th to 4th place in the most recent Access to Medicine Index (ATMI). This ranking underscores our continued commitment to access and equity in healthcare.

Positioned for Future Growth

Looking ahead, we remain focused on being nimble and investing in our R&D organization, so we can build on the strong improvement in key metrics we've seen over the past five years. At the same time, we will continue to pursue business development opportunities with the potential to enhance our long-term (post-2025) growth prospects.

Through it all, our Purpose Blueprint will remain our roadmap for success, our commitment to patients will be our North Star, and the power of science will be the engine that drives us forward. In 2020, these factors helped us make the seemingly impossible possible. In the years ahead, we believe they will help ensure **Science Will Win** the battle against not only COVID-19, but many other diseases as well.

Thank you for your continued support of the work we do every day. I encourage you to review this Proxy Statement and vote your shares.

Sincerely,

Albert Bourla

Dr. Albert Bourla
Chairman & Chief Executive Officer

We are no longer issuing a separate financial report and encourage you to read our 2020 Annual Report on Form 10-K, which includes our audited consolidated financial statements as of and for the year ended December 31, 2020, and the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results" for a description of the substantial risks and uncertainties related to the forward-looking statements included herein. Patient counts included herein are estimates derived from multiple data sources.

[1] *The Pfizer-BioNTech COVID-19 vaccine has not been approved or licensed by the U.S. Food and Drug Administration (FDA), but has been authorized for emergency use by the FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) for use in individuals 16 years of age and older. The emergency use of this product is only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. Please see EUA Fact Sheet at www.cvdvaccine.com.*

[2] *Success rates are based on a 5-year rolling average for Phase 2 and Phase 3 studies, and a 3-year rolling average for Phase 1 studies, with the cut-off for the Pfizer analysis ending on fiscal year-end 2020 and the cut-off for the industry's analysis ending on fiscal year-end 2019, which is the most recent information available. The analysis includes only studies involving new molecular entities. The "industry" in this analysis was based on the Pharmaceutical Benchmarking Forum's participant companies: AbbVie Inc.; Allergan PLC (which was acquired by AbbVie Inc. in May 2020); Bayer AG; Bristol-Myers Squibb Company; Eli Lilly & Company; Gilead Sciences, Inc.; Johnson & Johnson; Merck & Co, Inc.; Novartis AG; Pfizer; Roche and Sanofi.*

[3] *Operational revenue growth also excludes the unfavorable impact of foreign exchange. For additional information on the company's operational revenue performance, see "Financial Highlights and Strategic Accomplishments" in the Compensation Discussion and Analysis section of this Proxy Statement and the "Analysis of the Consolidated Statements of Income" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2020 Annual Report on Form 10-K.*

A Message from Pfizer's Lead Independent Director

Dear Shareholders:

On behalf of the Board of Directors, I thank you for your investment and confidence in Pfizer. It is a privilege to continue serving as your Lead Independent Director. While the past year presented unprecedented challenges, the Board remained steadfast in its oversight of Pfizer and commitment to carrying out its fiduciary responsibilities to you, our shareholders. It is my pleasure to update you on the Board's various activities over the past year.

Pfizer's Response to COVID-19

During 2020 and into 2021, the Board has been actively engaged in overseeing Pfizer's response to the COVID-19 pandemic. When the pandemic first began to impact Pfizer, the Board supported management's decisive actions to protect the wellness and safety of our colleagues, ensure the continued supply of our medicines and vaccines to patients around the world, and contribute to society medical solutions to the pandemic that may save lives.



Shantanu Narayen

The company moved rapidly to launch our Five-Point Plan, which called on the broader biopharmaceutical industry to join Pfizer in committing to an unprecedented collaboration to combat COVID-19. We helped lead the industry in this effort and announced in December 2020 that – through our collaboration with BioNTech – we were able to develop and deliver the world's first COVID-19 vaccine authorized for emergency use in developed markets. The pandemic necessitated an extraordinary response from Pfizer and we are very proud of how our management team and all of our colleagues have delivered.

Importantly, Pfizer and the Board believe that our work in addressing the impact of COVID-19 is not done yet. The Board remains actively engaged on this topic and the company's response, including the manufacturing of the vaccine and Pfizer's public commitment to equitable and affordable access to COVID-19 vaccines for people around the world.

Board Oversight of Strategy

In addition to the company's outstanding work related to COVID-19, the last year was pivotal for Pfizer's continued strategic transformation. In November we announced the completion of the spin-off of Upjohn and subsequent close of the transaction between Upjohn and Mylan N.V. to form Viatris. The Board's conversations on this transaction were part of our broader discussions at Board meetings where Directors engaged in robust dialogue about Pfizer's corporate strategy.

For some time now, we have increasingly focused on Pfizer's next stage in its evolution into a more focused, innovative science-based biopharmaceutical products business. The Board has thoughtfully deliberated on what this transformation means for the company and for the Board itself.

Ongoing Board Refreshment

Given the evolution of Pfizer's strategy, in 2020 we continued our search for new Directors to join the Board. In doing so, the Board considered a broad and diverse pool of potential candidates with a focus on scientific expertise and global leadership skills. Through this search, we were fortunate to welcome three new Directors to the Board in the first half of 2020:

- James Quincey, who contributes notable expertise in international business leadership and operations, finance, innovation and technology;
- Dr. Susan Hockfield, who contributes significant scientific expertise in support of Pfizer's strategic focus on innovation and advancing our pipeline; and
- Dr. Susan Desmond-Hellmann, who contributes notable expertise in medicine, academia, research and global health.

These new Directors have already made significant contributions to the Board and we also are pleased that they demonstrate Pfizer's continued commitment to enhancing the Board's overall diversity. Presently, four of our Directors are women and three of our Directors are ethnically diverse.

In addition, to bring fresh perspectives to two of our Board Committees, we updated the composition of the Science and Technology Committee to be solely composed of scientists and we elected Dr. Scott Gottlieb as Chair of the Regulatory and Compliance Committee.

Commitment to Diversity and Inclusion

Over the past year, the Board has heard and supported efforts to speak up against racial discrimination and injustice. We were proud to see in May 2020 Pfizer's Chairman and CEO Albert Bourla directly and publicly address these important issues. During the year, the Board continued to oversee the company's human capital management initiatives that underscore Pfizer's commitment to maintaining a strong and inclusive culture – one where colleagues of diverse backgrounds and abilities can contribute their unique viewpoints and perspectives related to all aspects of the business. The Board has engaged with management on several related topics and initiatives, including the company's disclosure of its pay equity study results and opportunity parity goals. The Board recognizes diversity and inclusion continue to be key topics of interest among our shareholders. Accordingly, the Board is focused on ensuring they are prioritized at the Board level, and as part of broader Pfizer initiatives that the Board oversees.

Environmental, Social and Governance Strategy

Pfizer's commitment to initiatives that promote diversity and inclusion are part of a broader effort to ensure that environmental, social and governance (ESG) considerations and goals are incorporated into the company's corporate strategy. In early 2020, Pfizer undertook an ambitious cross-divisional initiative to formalize how the company's ESG objectives align with Pfizer's Purpose Blueprint and the five "Bold Moves" that comprise our strategic roadmap. At the same time – in recognition of the growing importance of these topics among certain of Pfizer's investors and other stakeholders – the Board formalized its oversight of the company's ESG initiatives through the Governance & Sustainability Committee. The Committee receives regular updates regarding the company's progress on these efforts, including feedback from our shareholders – which has been positive and confirms our ESG approach.

Strong Commitment to Shareholder Engagement

In closing, on behalf of my fellow Directors, we would like to thank our shareholders and all of our stakeholders for the time they commit to engaging with us and sharing their feedback. The Board engages in reviews of shareholder and stakeholder communications at each of our meetings and we are routinely informed of shareholder feedback received during Pfizer's year-round investor outreach. As detailed in this Proxy Statement, under "*Shareholder Outreach*," we covered a range of topics and the Board continues to use your input to inform our practices and policies to help ensure they remain strong and industry leading.

We look forward to serving your interests in 2021 and beyond. Thank you for your support.

Sincerely,

Shantanu Narayen
Lead Independent Director

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2020, including the sections captioned "Risk Factors" and "Forward Looking Information and Factors that May Affect Future Results," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein.

Notice of 2021 Annual Meeting and Proxy Statement

TIME AND DATE

9:00 a.m., Eastern Daylight Time (EDT), on Thursday, April 22, 2021

VIRTUAL MEETING ONLY—NO PHYSICAL MEETING LOCATION

In response to continued public health concerns related to the COVID-19 pandemic, and to support the health and well-being of our shareholders and other meeting participants, the 2021 Annual Meeting will be held in a virtual meeting format only. To access the virtual Annual Meeting, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting.

RECORD DATE

You can vote your shares if you were a shareholder of record at the close of business on February 24, 2021.

REPLAY OF VIRTUAL ANNUAL MEETING

A replay of the Annual Meeting will be made publicly available 24 hours after the Meeting at https://investors.pfizer.com/events-and-presentations/default.aspx for one year.

LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE VIRTUAL ANNUAL MEETING

For information regarding how to access the names of registered shareholders entitled to vote at the Annual Meeting, see "*Annual Meeting Information - Voting*" later in this Proxy Statement.

VOTING YOUR SHARES IS QUICK AND EASY

HOW TO VOTE

For registered holders and Pfizer Savings Plan (PSP) participants:

(Shares are registered in your name with Pfizer's transfer agent, Computershare, or held in the PSP)

For beneficial owners:

(Shares are held in a stock brokerage account or by a bank or other holder of record)

 **BY TELEPHONE***

Registered holders and PSP participants:
Within the U.S., U.S. territories & Canada
+1-800-652-VOTE (8683) — toll-free

Outside of the U.S., U.S. territories & Canada +1-781-575-2300 — standard rates apply

Beneficial owners:
+1-800-454-VOTE (8683) — toll-free

 **BY INTERNET***

Registered holders and PSP participants:
www.investorvote.com/PFE

Beneficial owners: www.proxyvote.com

 **BY MAIL**

Registered holders and PSP participants:
Complete, sign and return the proxy card

Beneficial owners: Complete, sign and return the voting instruction form

 **AT THE VIRTUAL ANNUAL MEETING***

Registered holders and PSP participants:
Follow the instructions available on the virtual Annual Meeting website. To access the virtual Annual Meeting, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021.

Beneficial owners: See information regarding how beneficial owners can participate in the meeting and vote their shares in "*Annual Meeting Information - Annual Meeting*" later in this Proxy Statement.

* You will need to provide your control number that appears on the right-hand side of the proxy card or voting instruction form.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2021

This Notice of 2021 Annual Meeting and Proxy Statement and the 2020 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

ITEMS OF BUSINESS

- To elect 12 members of the Board of Directors, each until our next Annual Meeting and until his or her successor has been duly elected and qualified.
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year.
- To conduct an advisory vote to approve our executive compensation.
- To consider 3 shareholder proposals, if properly presented at the Meeting.
- To transact any other business that properly comes before the Meeting and any adjournment or postponement of the Meeting.

MATERIALS TO REVIEW

This booklet contains our Notice of 2021 Annual Meeting and Proxy Statement. Our 2020 Annual Report on Form 10-K is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A, the Corporate and Shareholder Information or the 2020 Patient Impact information on the back inside cover, are a part of our proxy solicitation materials.

This Notice of 2021 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed, or made available to shareholders starting on or about March 12, 2021.

Margaret M. Madden

Margaret M. Madden
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
March 12, 2021

2020 Pfizer At A Glance*



~$41.9 BILLION
in Revenues in 2020



7
Products with Direct Product and/or
Alliance Revenues of Greater than
$1 Billion in 2020



>125
Countries Where We Sell
Our Products



6
Primary Therapeutic Areas —
Internal Medicine,
Oncology, Hospital, Vaccines,
Inflammation & Immunology and
Rare Disease



~$9.4 BILLION

2020 R&D Expense



2
Distinct Businesses in 2020*
— Pfizer Biopharmaceuticals
Group and, through November 16, 2020,
Upjohn



95
Projects in Clinical
Research & Development**



43
Manufacturing Sites Worldwide
Operated by Pfizer Global Supply



~78,500
Employees Globally

Unless indicated otherwise, the information contained in this summary is as of December 31, 2020.

* On November 16, 2020, our Upjohn business, which was our global, primarily off-patented branded and generics business, was spun off and combined with Mylan N.V. (Mylan) to create a new global pharmaceutical company, Viatris Inc. (Viatris). Beginning in the fourth quarter of 2020, the financial results of the Upjohn business are reflected as discontinued operations for all periods presented. Following the combination, we now operate as a focused innovative biopharmaceutical company engaged in the discovery, development, manufacturing, marketing, sales and distribution of biopharmaceutical products worldwide.

** As of February 2, 2021.

Table of Contents

Proxy Statement Summary

Here are highlights of important information you will find in this Proxy Statement. As it is only a summary, please review the complete Proxy Statement before you vote.

SUMMARY OF SHAREHOLDER VOTING MATTERS

Voting Matters	Board Vote Recommendation	See page
Item 1 — Election of Directors	**FOR EACH NOMINEE**	7
Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm	**FOR**	44
Item 3 — 2021 Advisory Approval of Executive Compensation	**FOR**	47
Shareholder Proposals		
Item 4 — Independent Chair Policy	**AGAINST**	97
Item 5 — Political Spending Report	**AGAINST**	100
Item 6 — Access to COVID-19 Products	**AGAINST**	102

Our Director Nominees

You are being asked to vote on the election of the following 12 Directors. All Directors are elected annually by the affirmative vote of a majority of votes cast. For detailed information about each Director's background, skill set and areas of expertise, please see "*Director Nominees*" later in this Proxy Statement.

					Committee Memberships					
Name	**Age[(1)]**	**Director Since**	**Occupation and Experience**	**Independent**	**Audit**	**Compensation**	**Governance & Sustainability**	**Regulatory & Compliance**	**Science & Technology**	**Other Public Boards**
Ronald E. Blaylock	61	2017	Founder, Managing Partner of GenNx360 Capital Partners	✓	●	●				3
Albert Bourla, DVM, Ph.D.	59	2018	Chairman & Chief Executive Officer, Pfizer Inc.							–
Susan Desmond-Hellmann, M.D., M.P.H.	63	2020	Senior Advisor and a Board member of the Gates Medical Research Institute. Retired Chief Executive Officer of the Bill & Melinda Gates Foundation	✓			●		●	–
Joseph J. Echevarria	64	2015	Retired Chief Executive Officer, Deloitte LLP	✓	●		CHAIR			3
Scott Gottlieb, M.D.	48	2019	Special Partner of New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute	✓				CHAIR	●	1
Helen H. Hobbs, M.D.	68	2011	Investigator, Howard Hughes Medical Institute & Professor, University of Texas Southwestern Medical Center	✓			●	●	CHAIR	–
Susan Hockfield, Ph.D.	70	2020	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology	✓				●	●	–
Dan R. Littman, M.D., Ph.D.	68	2018	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center & Investigator, Howard Hughes Medical Institute	✓			●	●	●	–
Shantanu Narayen Lead Independent Director	57	2013	Chairman, President & Chief Executive Officer, Adobe Inc.	✓						1
Suzanne Nora Johnson	63	2007	Retired Vice Chairman, Goldman Sachs Group, Inc.	✓	CHAIR			●		2
James Quincey	56	2020	Chairman and Chief Executive Officer, The Coca-Cola Company	✓		●				1
James C. Smith	61	2014	Chairman of Thomson Reuters Foundation; Retired President & Chief Executive Officer, Thomson Reuters Corporation	✓	●	CHAIR				–

(1) Age as of the date of the 2021 Annual Meeting.

Board and Committee Refreshment

To help ensure effective refreshment and proactively manage eventual vacancies on the Board due to upcoming retirements, the Governance & Sustainability Committee and the full Board consider a diverse pool of qualified Director candidates on an ongoing basis. This process resulted in the election of six new independent Directors over the past five years: Drs. Dan R. Littman, Scott Gottlieb, Susan Desmond-Hellmann and Susan Hockfield and Messrs. Ronald E. Blaylock and James Quincey. Their elections were informed by the Board's continued focus on its composition and its annual evaluation process, which ensures the appropriate balance of skills, diversity, experience and tenure in light of the company's evolution into a more focused, innovative science-based biopharmaceutical products business. In addition, in November 2020, in connection with the closing of the transaction to spin-off our Upjohn business and combine it with Mylan N.V. to form Viatris, each of Mr. W. Don Cornwell and Mr. James M. Kilts resigned from Pfizer's Board of Directors upon joining the Viatris Board of Directors.

In 2020, we also made several changes to our Board Committees, including: (i) updating the composition of the Science and Technology Committee to be composed of the five scientists on the Board; and (ii) electing Dr. Scott Gottlieb as Chair of the Regulatory and Compliance Committee. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with the benefits of fresh perspectives and exposing our Directors to different aspects of our business.

Board Composition

Pfizer maintains a diverse Board, which represents a wide range of experience and perspectives important to enhancing the Board's effectiveness in fulfilling its oversight role. Below we highlight the composition of our Director nominees.

BOARD TENURE

10+ years
0–5 years
6–10 years

Average Director tenure is **5 years**

BOARD DIVERSITY

4 Female
3 Ethnically Diverse

4 of 12 Directors are female
3 of 12 Directors are ethnically diverse

KEY SKILLS AND EXPERIENCE



	BUSINESS LEADERSHIP & OPERATIONS	INTERNATIONAL BUSINESS	MEDICINE & SCIENCE	RISK MANAGEMENT	HEALTHCARE & PHARMA	GOVERNMENT & PUBLIC POLICY	HUMAN CAPITAL MANAGEMENT	TECHNOLOGY	FINANCE & ACCOUNTING	ACADEMIA
Ronald E. Blaylock	●				●				●	
Albert Bourla, DVM, Ph.D.	●	●	●		●		●			
Susan Desmond-Hellmann, M.D., M.P.H.	●		●		●			●		●
Joseph J. Echevarria	●	●		●		●			●	
Scott Gottlieb, M.D.			●		●	●				
Helen H. Hobbs, M.D.			●		●					●
Susan Hockfield, Ph.D.	●		●			●				●
Dan R. Littman, M.D., Ph.D.			●		●					●
Shantanu Narayen	●	●		●			●	●	●	
Suzanne Nora Johnson	●	●		●	●				●	
James Quincey	●	●					●	●	●	
James C. Smith	●	●					●		●	

Corporate Governance Highlights

Pfizer exercises and maintains strong corporate governance practices. Good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability and improves our standing as a trusted member of the communities we serve.

SHAREHOLDER RIGHTS AND ACCOUNTABILITY

- Annual election of all Directors
- Majority voting to elect Directors
- Shareholder ability to call Special Meetings (10% ownership threshold)
- Proxy access rights to holders owning at least 3% of outstanding shares for 3 years
- Robust shareholder engagement program

BOARD AND COMMITTEE OVERSIGHT

- Corporate strategy
- Human capital management; diversity and inclusion
- Risk assessment and risk management
- Corporate political expenditures and lobbying activities
- Cybersecurity; drug pricing, access and reimbursement; and environmental, social and governance matters

INDEPENDENCE

- 11 of our 12 Director nominees are independent
- Our Chairman and CEO is the only non-independent Director
- All key Board Committee members are independent

LEAD INDEPENDENT DIRECTOR

- Presides at regular executive sessions of independent Directors
- Serves as an ex-officio member of each Committee and regularly attends meetings of the various Committees
- Leads annual independent Director evaluation of Chairman and CEO
- Serves as liaison between the independent Directors and the Chairman and CEO

BOARD PRACTICES

- Annual Board and Committee evaluations
- Director orientation and continuing Director education on key topics and issues
- Mandatory Retirement Policy at age 73, absent special circumstances
- Code of Business Conduct and Ethics for Members of the Board of Directors

PAY-FOR-PERFORMANCE

- Executive compensation program strongly links pay and performance
- Compensation Committee reviews the goal-setting processes to ensure targets are rigorous, yet attainable, thereby incentivizing performance
- Significant percentage of total target compensation is "at-risk" through short- and long-term incentive awards
- Compensation Committee structures our compensation program to align targets and goals with our overall business strategy and objectives

ROBUST STOCK OWNERSHIP REQUIREMENTS

- CEO, Named Executive Officers (NEOs) and Directors are subject to robust Pfizer stock ownership requirements:
- CEO: 6x base salary
- Other NEOs: 4x base salary
- Non-employee Directors: 5x annual cash retainer

2020 Shareholder Outreach

Our robust year-round shareholder outreach program is an essential component of maintaining our strong corporate governance practices. We generally seek investor feedback on a variety of key topics, including our strategic priorities, corporate governance, executive compensation, Environmental, Social and Governance (ESG) initiatives and other related issues. During 2020, we sought feedback from investors representing approximately 50% of our outstanding shares and engaged with more than 20 global institutional investors, representing over 20% of our outstanding shares. Such engagement included the participation of Mr. Joseph Echevarria, the Chair of the Board's Governance & Sustainability Committee and senior management.

Areas of particular focus during our 2020 discussions with investors included our business and ESG strategy, our response to the COVID-19 pandemic, human capital management, Board composition and other industry-specific and governance topics. Overall, investors' sentiments were positive and their feedback was summarized and shared with the Board of Directors. The Board considers such feedback an important factor during their discussions.

For more information about our 2020 shareholder engagement program and the actions we took in response to shareholder feedback, see *"Governance—Governance & Sustainability Committee Report"* and *"Governance—Shareholder Outreach"* later in this Proxy Statement.

Executive Compensation Highlights

Pfizer's pay-for-performance compensation philosophy is approved by the Compensation Committee. Our goal is to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success.



TO ACHIEVE THESE OBJECTIVES:

- We position total direct compensation and each compensation element at approximately the median of our Pharmaceutical Peer and General Industry Comparator Groups.
- We align annual short-term incentive awards with annual operating, financial and strategic objectives.
- We align long-term incentive awards with the interests of our shareholders by delivering value based on operating results and absolute and relative shareholder return, encouraging stock ownership and promoting retention of key talent.
- We ensure that a significant portion of the total compensation opportunity for our executives is "at-risk" through both our short- and long-term incentive awards, the payout of which is directly related to the achievement of pre-established performance metrics directly tied to our business goals and strategies and, for long-term incentive awards, Pfizer's total shareholder return (TSR).

2020 KEY ELEMENTS OF EXECUTIVE COMPENSATION

Direct compensation for our executives in 2020 consisted of the following key elements:

<table>
<tr><th>Element</th><th>Type/Description</th><th>Objective</th></tr>
<tr><td>Salary
(Cash)</td><td>The fixed amount of compensation for performing day-to-day responsibilities is set based on market data, job scope and responsibilities, and experience</td><td>Provides competitive level of fixed compensation that helps to attract and retain high-performing executive talent</td></tr>
<tr><td>Annual Short-Term Incentive/Global Performance Plan (GPP)
(Cash)</td><td>Our annual incentive plan pool is funded based on performance against Pfizer’s short-term financial goals (revenue, adjusted diluted earnings per share (EPS) and cash flow from operations). This result is modified by the progress on our pipeline. Individual awards are based on operating unit/function and individual performance measured over the performance year

2020 Performance Metrics

(up to +/- 25%) pipeline achievement factor - recognize the progress and delivery of the R&D pipeline in all development phases
20%
Cash Flow from Operations
40%
Adjusted Diluted EPS
40%
Revenue</td><td>Provides incentives for achieving short-term results that create sustained future growth and long-term shareholder value</td></tr>
<tr><td>Annual Long-Term Incentive Compensation
(100% Performance-Based Equity)</td><td>• 5-Year Total Shareholder Return Units (TSRUs)
• 7-Year Total Shareholder Return Units (TSRUs)
• Performance Share Awards (PSAs)

2020 LTI Mix

25%
5-yr TSRUs
50%
PSAs
25%
7-yr TSRUs</td><td>TSRUs provide direct alignment with shareholders as awards are tied to absolute total shareholder return over a five- or seven-year period

PSAs align executive compensation to operational goals through performance against Adjusted Net Income* over three one-year periods and relative performance measured by TSR as compared to the NYSE Arca Pharmaceutical Index (DRG Index) over a three-year performance period</td></tr>
</table>



* Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

2020 NAMED EXECUTIVE OFFICER (NEO) PAY MIX

The illustration below uses year-end salary and target annual short- and long-term incentive awards for the NEOs to show the percentage that each pay element comprises in the NEOs' target total direct compensation for 2020.

2020 Target Total Direct Compensation for Albert Bourla (CEO)



75%
Annual Long-Term Incentive (Target)

91%
Performance-Based

9%
Year-End Salary

16%
Annual Short-Term Incentive (Target)

2020 Target Total Direct Compensation (Average) for Other NEOs



63%
Annual Long-Term Incentive (Target)

81%
Performance-Based

19%
Year-End Salary

18%
Annual Short-Term Incentive (Target)

OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program, including:

What We Do

- ✓ Risk Mitigation
- ✓ Compensation Recovery/Clawback
- ✓ Stock Ownership Requirements
- ✓ Minimum Stock Vesting Required
- ✓ Robust Investor Outreach
- ✓ Independent Compensation Consultation

What We Do Not Do

- ✗ Hedging or Pledging
- ✗ Employment Agreements
- ✗ Change in Control Agreements
- ✗ Repricing
- ✗ "Gross-Ups" For Excise Taxes or Perquisites

For additional information about Pfizer, please view our 2020 Annual Report on Form 10-K (see "Appendix A") and our 2020 Annual Review at www.pfizer.com/annual. Please note that neither our 2020 Annual Report on Form 10-K, nor our 2020 Annual Review is a part of our proxy solicitation materials.

Item 1 – Election of Directors

Twelve members of our Board are standing for re-election to the Board until the next Annual Meeting of Shareholders. A majority of the votes cast is required for the election of Directors in an uncontested election. A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting.

Each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, the persons appointed by the Board of Directors and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee) may vote their proxies for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Board has determined that all Director nominees (other than Dr. Bourla) are independent of the company and management and meet Pfizer's criteria for independence (see "*Director Independence*" later in this Proxy Statement).

Criteria for Board Membership

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee recruits and recommends the nominees for election as Directors to the full Board of Directors. The goal is to achieve a diverse Board that provides effective oversight of the company.

Important general criteria and considerations for Board membership include:

GENERAL CRITERIA

- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer
- Ability to make a meaningful contribution to the Board's advising, counseling and oversight roles
- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences
- Commitment to enhancing Pfizer's long-term growth
- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs
- Diversity with respect to gender, age, race, ethnicity, background, professional experience and perspectives

The Committee also considers, on an ongoing basis, the background, experience and skills of the incumbent Directors that are important to Pfizer's current and future business needs, including, among others, experience and skill in the following areas:



DIRECTOR SKILLS CRITERIA

Business Leadership & Operations	Healthcare & Pharma	Technology
International Business	Government & Public Policy	Finance & Accounting
Medicine & Science	Human Capital Management	Academia
Risk Management		

The Board and each Committee conduct rigorous annual evaluations to help ensure satisfaction of the criteria for Board membership (see "*Evaluation of Board Effectiveness*" later in this Proxy Statement). Based on these activities and their review of the current composition of the Board, the Governance & Sustainability Committee and the Board determined that the criteria for Board membership have been satisfied.

Selection of Candidates

Director Skill Set Considerations; Use of Matrix; Commitment to Diversity

In recruiting and selecting Board candidates, the Governance & Sustainability Committee takes into account the size of the Board and considers a skills matrix. This skills matrix helps the Committee determine whether a particular Board member or candidate possesses one or more of the skill sets, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a wide range of additional factors, including other positions the Director or candidate holds, including other boards of directors on which he or she serves; the results of the Board and Committee evaluations; each Director's and candidate's projected retirement date; the independence of each Director and candidate; and the company's current and future business needs. While the company does not have a formal policy on Board diversity, Pfizer's Corporate Governance Principles provide that Directors should be selected so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives. Pursuant to its charter, the Governance & Sustainability Committee of the Board is responsible for considering a diverse pool of candidates to fill positions on the Board.

Consideration of Potential Director Candidates

On an ongoing basis, the Governance & Sustainability Committee considers potential Director candidates identified on its own initiative, as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board).

Shareholders who wish to recommend candidates may contact the Governance & Sustainability Committee as described in "*How to Communicate with Our Directors*" later in this Proxy Statement. All candidates are required to meet the criteria outlined above, as well as those discussed in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Governance & Sustainability Committee. Further, in order for the Board to determine that a candidate is independent, each candidate must also meet the criteria outlined below under "*Director Independence*." Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described in this Proxy Statement under the heading "*Submitting Proxy Proposals and Director Nominations for the 2022 Annual Meeting*." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Governance & Sustainability Committee in the same manner as the Governance & Sustainability Committee's nominees.

Retirement Policy

Under Pfizer's Corporate Governance Principles, a Director is required to retire when he or she reaches age 73. A Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholder's meeting following his or her 73rd birthday. On the recommendation of the Governance & Sustainability Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the company.

Our 2021 Director Nominees

The Governance & Sustainability Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer. The combination of these nominees creates an effective and well-functioning Board that has an optimal balance of experience, diversity, leadership, competencies, qualifications and skills in areas of importance to Pfizer and serves the company and our shareholders well.

Vote		**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES AS DIRECTOR.**

Director Nominees



Ronald E. Blaylock

AGE: 61

DIRECTOR SINCE: 2017

BOARD COMMITTEES: Audit and Compensation

KEY SKILLS: Business Leadership & Operations   Risk Management   Finance & Accounting

OTHER CURRENT PUBLIC BOARDS: Advantage Solutions Inc., CarMax, Inc., and W.R. Berkley Corporation

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market since 2006. Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. He also held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of Advantage Solutions Inc., CarMax, Inc. and W.R. Berkley Corporation, an insurance holding company. Director of Syncreon U.S., a for-profit private company. Former Director of Urban One, Inc. (from 2002 until 2019). Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business. Board Member of Mebane Foundation.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Risk Management:
Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.

Finance & Accounting:
Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective on issues of importance relating to finance to the Board.



Albert Bourla, DVM, Ph.D.

AGE: 59

Chairman and Chief Executive Officer

DIRECTOR SINCE: 2018

KEY SKILLS: Business Leadership & Operations   Human Capital Management   International Business   Healthcare & Pharma   Medicine & Science

OTHER CURRENT PUBLIC BOARDS: None

Chairman of the Board of Pfizer since January 2020; Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 until December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare since 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations.

Board member of Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of The Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of the Partnership for New York City and Catalyst.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Human Capital Management/International Business/Healthcare & Pharma:
Dr. Bourla has over 25 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the healthcare industry as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As Chairman and CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experiences on the Board of PhRMA enable him to bring a broad perspective on issues facing our industry to the Board.

Medicine & Science:
Dr. Bourla brings expertise in medicine and science to the Board as he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.



Susan Desmond-Hellmann, M.D., M.P.H.

AGE: 63

DIRECTOR SINCE: 2020

BOARD COMMITTEES: Governance & Sustainability and Science and Technology

KEY SKILLS:  Business Leadership & Operations  Medicine & Science  Healthcare & Pharma

Academia Technology

OTHER CURRENT PUBLIC BOARDS: None

Served as the Chief Executive Officer of the Bill & Melinda Gates Foundation, a private foundation committed to enhancing global healthcare, reducing extreme poverty and expanding educational opportunities, from 2014 until her retirement in 2020, and currently continues as a Senior Advisor and a Board member of the Gates Medical Research Institute. Prior to joining the Bill & Melinda Gates Foundation, she served as the first female and ninth overall Chancellor of the University of California, San Francisco (UCSF) from 2009 to 2014. Dr. Desmond-Hellmann remains an Adjunct Professor at UCSF. From 1995 through 2009, Dr. Desmond-Hellmann was employed at Genentech where she served as President of Product Development from 2005-2009, overseeing pre-clinical and clinical development, business development and product portfolio management. Prior to joining Genentech, she was Associate Director, Clinical Cancer Research at Bristol-Myers Squibb Pharmaceutical Research Institute.

Director of Facebook Inc. from 2013 to 2019. Director of Procter & Gamble from 2010 to 2017.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations:
Dr. Desmond-Hellmann brings strong leadership, expertise in business operations and global perspectives to the Board through her experiences as former Chief Executive Officer of the Bill & Melinda Gates Foundation, where she oversaw the creation of the Gates Medical Research Institute and as former President of Product Development at Genentech.

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Desmond-Hellmann's background reflects significant achievements in medicine, healthcare and academia. Dr. Desmond-Hellmann brings expertise in medicine and science from her leadership roles in product development and clinical cancer research. Through her experiences at a biotechnology and pharmaceutical institute, she brings healthcare and pharma industry expertise. In addition, she has significant achievements in academia through her service as a distinguished professor at UCSF. Pfizer and the Board benefit from her depth of experience and expertise in medicine, healthcare and academia.

Technology:
Dr. Desmond-Hellmann brings an expertise in technology and innovation from her experiences at Genentech and as a director on other public company boards, including a public technology company.



Joseph J. Echevarria

AGE: 64

DIRECTOR SINCE: 2015

BOARD COMMITTEES: Audit and Governance & Sustainability (Chair)

KEY SKILLS: Business Leadership & Operations   International Business   Risk Management

Finance & Accounting   Government & Public Policy

OTHER CURRENT PUBLIC BOARDS: The Bank of New York Mellon Corporation, Unum Group and Xerox Corporation

Served as the Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region, Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

Chairman of the Board of The Bank of New York Mellon Corporation. Director of Unum Group, a provider of financial protection benefits, and Director of Xerox Corporation. Former Member of the President's Export Council and former member of the Presidential Commission on Election Administration. Former Chair of My Brother's Keeper Alliance. Special Advisor to the President of the University of Miami and Member of the Board of Trustees of the University of Miami.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Risk Management:
Mr. Echevarria's 36-year career at Deloitte brings financial expertise and international business, leadership and risk management skills to the Board.

Finance & Accounting:
Mr. Echevarria's financial acumen, including his significant previous audit experience, expertise in accounting issues and service on the audit committees of other public companies, is an asset to Pfizer's Board and Audit Committee.

Government and Public Policy:
Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his former public service on the President's Export Council.



Scott Gottlieb, M.D.

AGE: 48

DIRECTOR SINCE: 2019

BOARD COMMITTEES: Regulatory and Compliance (Chair) and Science and Technology

KEY SKILLS: Government & Public Policy   Medicine & Science   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: Illumina, Inc.

Special Partner, New Enterprise Associates, Inc.'s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute. Served as the 23rd Commissioner of the U.S. Food and Drug Administration (FDA) from 2017 to 2019. Prior to serving as Commissioner of the FDA, Dr. Gottlieb held several roles in the public and private sectors, including serving as a Venture Partner to New Enterprise Associates, Inc. from 2007 to 2017.

Director of Illumina, Inc. Director of Aetion, Inc. a private healthcare data technology company, and Tempus, a private technology company. Member of the National Academy of Medicine and a contributor to the financial news network CNBC.

KEY SKILLS & EXPERIENCE:

Government & Public Policy/Medicine & Science/Healthcare & Pharma:
Dr. Gottlieb brings significant expertise in health care, public policy and the biopharmaceutical industry to Pfizer's Board and the Regulatory and Compliance and Science and Technology Committees. Through his work as a physician and his time at the FDA, Dr. Gottlieb has demonstrated an understanding of patient needs, the public policy environment and the rapidly changing dynamics of biopharmaceutical research and development.



Helen H. Hobbs, M.D.

AGE: 68

DIRECTOR SINCE: 2011

BOARD COMMITTEES: Governance & Sustainability, Regulatory and Compliance, and Science and Technology (Chair)

KEY SKILLS: Academia   Medicine & Science   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: None

Investigator, Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Scientific Advisor of the Column Group. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. Received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received the Pearl Meister Greengard Award (2015) and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D. Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).

KEY SKILLS & EXPERIENCE:

Academia/Medicine & Science/Healthcare & Pharma:
Dr. Hobbs' background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 30 years and is a leading geneticist in liver and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.



Susan Hockfield, Ph.D.

AGE: 70

DIRECTOR SINCE: 2020

BOARD COMMITTEES: Regulatory and Compliance and Science and Technology

KEY SKILLS: Academia   Business Leadership & Operations   Government & Public Policy   Medicine & Science

OTHER CURRENT PUBLIC BOARDS: None

Professor of Neuroscience and President Emerita at the Massachusetts Institute of Technology (MIT). Served as MIT's sixteenth president from 2004 to 2012. Member, Koch Institute for Integrative Cancer Research at MIT. Prior to joining MIT, she was the William Edward Gilbert Professor of Neurobiology, Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University.

Served as Science Envoy with the U.S. Department of State and as a member of a Congressional Commission evaluating the Department of Energy laboratories. Founding co-chair of the Advanced Manufacturing Partnership. Member of the American Academy of Arts and Sciences and the Society for Neuroscience.

Recipient of the Charles Judson Herrick Award from the American Association of Anatomists, the Wilbur Lucius Cross Award from Yale University, the Meliora Citation from the University of Rochester, the Golden Plate Award from the Academy of Achievement, the Amelia Earhart Award from the Women's Union, the Edison Achievement Award, the Pinnacle Award for Lifetime Achievement from the Greater Boston Chamber of Commerce and the Geoffrey Beene Builders of Science Award from Research!America.

She previously served as a Director of General Electric Company from 2006 until 2018 and a Director of Qualcomm from 2012 until 2016.

KEY SKILLS & EXPERIENCE:

Academia/Business Leadership & Operations/Medicine & Science:
Dr. Hockfield has strong leadership skills, having served as the first woman and first life scientist President of MIT from 2004 to 2012 and as Dean of the Graduate School of Arts and Sciences from 1998 to 2002 and Provost from 2003 to 2004 at Yale University. Her background also reflects significant achievements in academia and science as she has served as a professor of Neuroscience at MIT since 2004. Pfizer benefits from her experience, expertise, achievements and recognition in both medicine and science.

Government & Public Policy:
Pfizer also benefits from Dr. Hockfield's breadth and depth of experience in the public policy space, which includes her public service as Science Envoy with the U.S. Department of State, co-chair of the Advanced Manufacturing Partnership, as a member of a Congressional Commission evaluating the Department of Energy laboratories, and as President-elect, President, and Chair of the American Association for the Advancement of Science.



Dan R. Littman, M.D., Ph.D.

AGE: 68

DIRECTOR SINCE: 2018

BOARD COMMITTEES: Governance & Sustainability, Regulatory and Compliance and Science and Technology

KEY SKILLS: Medicine & Science   Healthcare & Pharma   Academia

OTHER CURRENT PUBLIC BOARDS: None

Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center since 1995 and an Investigator, Howard Hughes Medical Institute, since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995.

Member of the National Academy of the Sciences and the National Academy of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences and Scientific co-founder and Advisory Board Member of Immunai, Inc. Member of Scientific Advisory Boards at ChemoCentryx, Inc., the Cancer Research Institute, the Broad Institute and the Ragon Institute of MGH, MIT and Harvard. Member of the Scientific Steering Committee of Parker Institute of Cancer Immunotherapy. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).

KEY SKILLS & EXPERIENCE:

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 25 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the National Academy of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.



Shantanu Narayen

AGE: 57

Lead Independent Director

DIRECTOR SINCE: 2013

KEY SKILLS: Business Leadership & Operations   International Business   Finance & Accounting   Human Capital Management   Technology   Risk Management

OTHER CURRENT PUBLIC BOARDS: Adobe Inc.

Chairman, President and Chief Executive Officer of Adobe Inc. (Adobe), one of the largest and most diversified software companies in the world. Prior to his appointment as CEO in 2007, he held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

Vice Chairman of US-India Strategic Partnership Forum. Consistently named one of the world's best CEOs by Barron's magazine and, in 2020, ranked as a Fortune "Businessperson of the Year."

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:
Mr. Narayen's experience as Chairman, President and CEO of Adobe brings strong leadership and human capital management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. Through his experiences as a director on another public board, he provides a broad perspective on issues facing public companies and governance matters.

Technology/Risk Management:
Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.



Suzanne Nora Johnson

AGE: 63

DIRECTOR SINCE: 2007

BOARD COMMITTEES: Audit (Chair) and Regulatory and Compliance

KEY SKILLS: Business Leadership & Operations   Risk Management   International Business   Finance & Accounting   Healthcare & Pharma

OTHER CURRENT PUBLIC BOARDS: Intuit Inc. and Visa Inc.

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Director of Intuit Inc. and Visa Inc. Co-Chair, Board of Trustees of The Brookings Institution; Member of the Board of Trustees of the Carnegie Institution of Washington and Co-Chair of the Investment Committee of the Board of Trustees of the University of Southern California. Director of American International Group, Inc. from 2008 to 2020.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Risk Management/International Business:
Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

Finance & Accounting:
Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.

Healthcare & Pharma:
Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.



James Quincey

AGE: 56

DIRECTOR SINCE: 2020

BOARD COMMITTEES: Compensation

KEY SKILLS: Business Leadership & Operations   International Business   Finance & Accounting   Technology   Human Capital Management

OTHER CURRENT PUBLIC BOARDS: The Coca-Cola Company

Chairman and Chief Executive Officer of The Coca-Cola Company, the world's largest non-alcoholic beverage company. He was appointed Chairman of the Board in 2019 and CEO in 2017. Prior to his appointment as CEO in 2017, he held various leadership roles at The Coca-Cola Company, including President and Chief Operating Officer from 2015 to 2017, President of the Europe Group, President of the Northwest Europe and Nordics business unit and President of the Mexico division. Director of US - China Business Council and Catalyst. Member of the Business Roundtable.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/International Business/Finance & Accounting/Human Capital Management:
Mr. Quincey's experience as Chairman and CEO of The Coca-Cola Company brings strong business and leadership and human capital management skills, including extensive experience in leading business operations in international markets, such as Latin America and Europe, to the Board. He also brings a high level of financial experience acquired through his various leadership positions at The Coca-Cola Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

Technology:
Mr. Quincey also brings expertise in information technology to Pfizer's Board. In his leadership position at The Coca-Cola Company, he is responsible for the company's information technology function.



James C. Smith

AGE: 61

DIRECTOR SINCE: 2014

BOARD COMMITTEES: Audit and Compensation (Chair)

KEY SKILLS: Business Leadership & Operations   Finance & Accounting

Human Capital Management   International Business

OTHER CURRENT PUBLIC BOARDS: None

Chairman of the Thomson Reuters Foundation, a London-based charity supported by the global news and information provider. President and Chief Executive Officer of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals from 2012 through March 2020, and its Chief Operating Officer from September 2011 to December 2011, and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Director of Refinitiv, a privately-held global provider of financial market data and infrastructure until its acquisition by the London Stock Exchange Group in January 2021. Member of the Board of Trustees of the Brookings Institution. Director of Thomson Reuters Corporation from 2012 until 2020.

KEY SKILLS & EXPERIENCE:

Business Leadership & Operations/Finance & Accounting/Human Capital Management/International Business:

Through Mr. Smith's experience as former President and CEO of Thomson Reuters he brings valuable leadership, finance, international business, and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, honed in numerous senior management roles and on notable merger and acquisition activities, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience running global Human Resources for the Thomson Corporation informs his strong advocacy for culture and talent development.

Governance

Overview

We maintain and enhance our long record of excellence in corporate governance by regularly refining our corporate governance policies and procedures to reflect evolving practices and issues raised by our shareholders and other stakeholders. We believe good governance promotes our shareholders' long-term interests, strengthens Board and management accountability and improves our standing as a trusted corporate citizen.

Key governance documents guide our governance structure and processes, including our Corporate Governance Principles and Committee Charters, which govern the operation of the Board of Directors and its Committees in executing their responsibilities. The Principles are reviewed at least annually by the Governance & Sustainability Committee and the full Board and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. Our Corporate Governance Principles are included as "*Annex 1*" to this Proxy Statement.

Board Information

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to ensure both independent oversight of senior management and a highly engaged and high-functioning Board. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands and respects that numerous viewpoints concerning a board's optimal leadership structure exist.

Given the dynamic and competitive environment in which we operate, the Board believes that its optimal leadership structure may vary as circumstances warrant. Under our By-laws and Corporate Governance Principles, the Board can and will change its leadership structure if it determines that doing so is in the best interest of Pfizer and its shareholders at any given time. Consistent with this understanding, the independent Directors do not view any particular board leadership structure as preferred and consider the Board's leadership structure on at least an annual basis. This consideration includes the evaluation of alternative leadership structures in light of the company's current operating and governance environment, a review of peer company leadership structures, and investor feedback, with the goal of achieving the optimal model for Board leadership and effective oversight of senior leaders by the Board.

The Board recognizes that in circumstances where the positions of Chairman and CEO are combined or the Chairman is not independent, it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and set of responsibilities. Our Corporate Governance Principles align with the Board's goal of achieving the optimal model for Board leadership and investor preferences. See "*Our Lead Independent Director*" below.

2020 ANNUAL REVIEW OF LEADERSHIP STRUCTURE

In April 2020, following the annual review by the Governance & Sustainability Committee and the other independent Directors, all of the independent Directors determined that the leadership structure that would best support the creation of long-term, sustainable value for our shareholders would be to maintain the current leadership structure, with Dr. Bourla as Chairman and Chief Executive Officer, and Mr. Narayen as Lead Independent Director. The independent Directors determined that having one leader in both the Chairman and CEO roles, with deep industry expertise and company knowledge, provides decisive and effective leadership. Dr. Bourla's strong leadership and expertise proved to be especially beneficial during the COVID-19 pandemic when Pfizer expeditiously launched its Five-Point Plan to collaborate across the healthcare ecosystem to address the COVID-19 global healthcare crisis and the development of our COVID-19 vaccine.

OUR BOARD LEADERSHIP STRUCTURE IS FURTHER STRENGTHENED BY:

- the **strong, independent oversight function exercised by our Board** — which consists entirely of independent Directors other than Dr. Bourla (see "*Director Independence*" below);

- the **independent leadership provided by Pfizer's Lead Independent Director**, who has robust, well-defined responsibilities under a Board-approved charter;

- the **independence of all members of our key Board Committees** — Audit, Compensation, Governance & Sustainability, Regulatory and Compliance and Science and Technology;

- the company's **corporate governance principles, policies and practices**; and

- Board and committee **processes and procedures that provide substantial independent oversight of our CEO's performance**, including regular executive sessions of the independent Directors, an annual evaluation of our CEO's performance against predetermined goals, as well as an assessment of the CEO's interactions with the Board in his role as Chairman.

EXECUTIVE SESSIONS

Executive sessions of the independent Directors generally take place at every regular Board meeting. Led by our Lead Independent Director, the independent Directors review and discuss, among other things, management succession planning, the criteria to evaluate the performance of the CEO and other members of senior management, the performance of the CEO against those criteria, and the compensation of the CEO and other members of senior management.

OUR LEAD INDEPENDENT DIRECTOR

At Pfizer, the Lead Independent Director has a clearly defined set of responsibilities and provides significant independent Board leadership. Mr. Shantanu Narayen has served as our Lead Independent Director since the 2018 Annual Meeting of Shareholders. Upon becoming Lead Independent Director, Mr. Narayen also became an ex-officio member of each of the Board's Committees.

During Mr. Narayen's nearly eight years of service on Pfizer's Board and three years as Pfizer's Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and innovative product development. The independent Directors are confident in Mr. Narayen's ability to continue to serve as Lead Independent Director.

LEAD INDEPENDENT DIRECTOR

The position of Lead Independent Director at Pfizer has a clear mandate, significant authority and well-defined responsibilities under a Board-approved Charter. These responsibilities and authority include the following:

- Lead Board meetings when the Chairman is not present
- Lead executive sessions of the independent Directors
- Serve as an ex-officio member of each Committee and regularly attend meetings of the various Committees
- Call meetings of the independent Directors
- Lead the independent Directors' evaluation of the Chairman and CEO's effectiveness, including assessing his ability to provide leadership and direction to the full Board
- Serve as liaison between the independent Directors and the Chairman and CEO
- Approve information sent to the Board, including the quality, quantity and timeliness of such information
- Contribute to the development of and approve meeting agendas
- Facilitate the Board's approval of the number and frequency of Board meetings and approve meeting schedules to ensure sufficient time for discussion of all agenda items
- Authorize the retention of outside advisors and consultants who report directly to the Board
- Keep apprised of inquiries from shareholders and involved in correspondence responding to those inquiries, when appropriate
- If requested by shareholders or other stakeholders, ensure that he is available, when appropriate, for consultation and direct communication

The Charter of the Lead Independent Director can be found on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx**.**

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, including through the Enterprise Risk Management (ERM) program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is prioritized and assigned to a member or members, as appropriate, of our Executive Leadership Team (ELT), the company's senior-most leadership and decision-making management body. The Board believes that its leadership structure and the ERM program support the risk oversight function of the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees:

THE BOARD

The Board considers significant enterprise risk topics, including, among others, risks associated with our strategic plan, our capital structure, our research and development (R&D) activities, drug pricing, access and reimbursement, the COVID-19 pandemic, our ESG practices and human capital management. In addition, the Board receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports by the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and Compliance Division and helps ensure that ERM is integrated into our strategic and operating planning process. In 2020, ESG risks were integrated into the ERM process for the first time. The Committee's meeting agendas throughout the year include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM process. As part of the ERM discussions, the Committee reviews and receives information and briefings concerning risks to Pfizer associated with drug pricing, access and reimbursement.

The Committee also oversees the company's information security (including cybersecurity) and technology risk management programs, which are fully integrated into the overall ERM program. The Committee receives regular briefings concerning Pfizer's information security and technology risks and risk management practices, which are led by Pfizer's Chief Digital and Technology Officer.

REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's compliance program, including evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging compliance and quality risks and regulatory, enforcement and other external environment factors that may affect our business operations, risk management, performance, or strategy. The Committee's primary responsibilities include overseeing and reviewing significant risks associated with Pfizer's healthcare law compliance and quality programs and the status of compliance with applicable laws, regulations and internal procedures, the company's quality and compliance governance framework and culture of integrity.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

OTHER BOARD COMMITTEES

The Board's other Committees oversee risks associated with their respective areas of responsibility.

For example:

- The Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.

- The Governance & Sustainability Committee considers risks relating to: (i) the company's lobbying priorities and activities; (ii) company issues related to public policy, including political spending policies and practices; (iii) the company's ESG strategy and reporting; (iv) the company's policies and practices related to its management of human capital resources, including talent management, culture, diversity and inclusion; and (v) emerging issues potentially affecting the reputation of the pharmaceutical industry and the company.

- The Science and Technology Committee evaluates the soundness/risks associated with the technologies in which the company is investing.

The Board's Oversight of Company Strategy and Response to COVID-19

The Board and its Committees are involved in overseeing our corporate strategy, including major business and organizational initiatives, capital allocation priorities and potential business development opportunities. The Board engages in robust discussions regarding our corporate strategy at nearly every Board meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan and long-term corporate strategic plan. The Board's Committees oversee elements of our strategy associated with their respective areas of responsibility.

In addition, the Board has been actively involved in the oversight of the company's response to the COVID-19 pandemic. Early on, the Board received updates at least weekly from management as the company moved swiftly to launch its Five-Point Plan, a plan calling on the biopharmaceutical industry to join the company in committing to unprecedented collaboration to combat COVID-19. Under the plan, Pfizer committed to: 1) share tools and insights; 2) marshall our people; 3) apply our drug development expertise; 4) offer our manufacturing capabilities; and 5) improve future rapid response. The scientific expertise provided by the company's talented and diverse Board proved to be especially beneficial to company leaders during this unprecedented time. The Board continues to receive periodic updates regarding the global pandemic and Pfizer's progress to combat COVID-19. For further information regarding Pfizer's Five-Point Plan, please see https://www.pfizer.com/health/coronavirus.

The Board's Oversight of Company Culture and Diversity and Inclusion

Management establishes and reinforces the company's culture, which the Board and its Committees oversee. The Board recognizes the value of Pfizer's colleagues and the need for the company to build and sustain a culture where colleagues of diverse backgrounds and abilities contribute their unique viewpoints and perspectives related to all aspects of the business. Through our strong culture, our leaders set the tone for the company, emphasizing the importance of acting with integrity, and supporting a speak-up culture in which colleagues are encouraged to raise concerns without fear of retaliation.

Following a pilot program in 2019, the company commenced the staged implementation of a new performance management program in 2020, measuring both performance and leadership. Performance goals are set and assessed on a semi-annual cycle, designed to enhance colleague focus and accountability. Leadership capabilities are based on the company's values — courage, excellence, equity, and joy. In addition, to measure adherence to our values, all colleagues were invited to complete surveys designed to measure colleague engagement. The results of the surveys were reported to the Board and, once available, will be compared with results from prior years. The Board also meets with colleagues during annual site visits; however, no site visits were conducted in 2020 due to the COVID-19 pandemic.

The Board's Committees oversee elements of our culture associated with their respective areas of responsibility. The Compensation Committee is kept informed of Pfizer's compensation practices, including pay equity, through regular updates. In addition, significant matters involving company culture, including steps taken to appropriately address matters such as potential compliance concerns, inappropriate workplace behavior, harassment and retaliation, are reported to the Audit Committee. The Regulatory and Compliance Committee, responsible for oversight of the company's Compliance Program, receives updates on the company's culture of integrity and the tone set by leaders throughout the organization. The Governance & Sustainability Committee oversees the company's policies and practices related to its management of human capital resources, including talent management, culture, diversity and inclusion. The Governance & Sustainability Committee was informed of the company's plans to publicly disclose its Consolidated EEO-1 Reports in 2021 and beyond.

The Board's Role in Succession Planning

MANAGEMENT SUCCESSION PLANNING

Succession planning for Pfizer's senior management positions, which ensures continuity of leadership over the long-term, is critical to the company's success. The Board is responsible for planning for CEO succession, as well as certain other senior management positions. The topic is discussed regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of other senior managers and their potential to succeed him. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions. The Board also has the opportunity to meet with these individuals.

In addition, the Governance & Sustainability Committee will review periodically with the CEO the succession plans relating to positions held by elected corporate officers and will make recommendations to the Board with respect to the selection of individuals to hold these positions.

BOARD SUCCESSION PLANNING

The Governance & Sustainability Committee focuses on Board succession planning on a continuous basis. In performing this function, the Committee is responsible for recruiting and recommending nominees for election as Directors to the Board of Directors. The goal is to achieve a Board that provides effective oversight of the company with the appropriate diversity of gender, age, race, ethnicity, background, professional experience and perspectives.

Process for Selecting New Director Nominees

Throughout 2019 and 2020, in connection with its commitment to maintain the Board's diverse composition, with diversity reflecting gender, age, race, ethnicity, background and perspectives, the Governance & Sustainability Committee identified and reviewed a comprehensive list of Director candidates and followed the rigorous process set forth below. Resulting from this process the Board elected: Mr. James Quincey as a Director in February 2020; Dr. Susan Hockfield as a Director in March 2020; and Dr. Susan Desmond-Hellmann as a Director in April 2020.

1. NEEDS ASSESSMENT

Define skills & diversity criteria based on:

- Gaps to fill from board turnover/succession planning
- Evolving company demands
- Results of Board evaluation
- Management team priorities



2. IDENTIFICATION OF QUALIFIED CANDIDATES

Identify a list of candidates through:

- Board member nominations
- ELT nominations
- Search agencies and recruiters
- Shareholders and other sources



3. DUE DILIGENCE SCREENING

Review of qualifications:

- Skills matrix
- Integrity and independence requirements
- Past experience and perspectives
- Other positions the candidate holds
- Diversity

5. DECISION, NOMINATION, AND ONBOARDING

Select Director nominees best suited to serve the interests of the company and its shareholders. Following election, all new independent Directors undergo a comprehensive onboarding process, which includes:

- Meetings with members of the ELT and other senior leaders; and
- An in-depth review of a broad set of materials that provide information on the company and Board-related matters.





4. INTERVIEWS OF SHORTLISTED CANDIDATES

Committee members, and, as appropriate, other Board members and management interview the shortlisted candidates.

Evaluation of Board Effectiveness

The Board is committed to continuous improvement and utilizes annual evaluations to evaluate performance and improve effectiveness.

2020 EVALUATION PROCESS

FEBRUARY
INITIATION OF PROCESS

The Governance & Sustainability Committee initiates, conducts and oversees the process, which consists of each Director's evaluation of the Board as a whole, and an evaluation of each Committee by its members.



FEBRUARY
EVALUATION FORMAT

During the Board and Committees' evaluations, the Governance & Sustainability Committee reviews the effectiveness of the overall evaluation process and considers whether to:

- incorporate individual Director evaluations into the process; or
- conduct the evaluation through an external third-party provider.

The Committee also assesses other factors, including:

- Director independence and qualifications to serve on various Committees; and
- Committee Chair assignments and membership rotations.



DECEMBER
EVALUATION OUTCOME

The Governance & Sustainability Committee determined that the current process was effective and that no modifications to the existing process were warranted for 2021.





JUNE – DECEMBER
FOLLOW-UP

Any results requiring additional consideration are addressed at future Board and Committee meetings.

BOARD: APRIL; COMMITTEES: JUNE
PRESENTATION OF EVALUATION RESULTS

- The results of the full Board evaluation are presented by the Chair of the Governance & Sustainability Committee, and discussed in executive session at a subsequent Board meeting.
- The results of each Committee evaluation are presented and discussed at subsequent Committee meetings for the relevant Committee.

Board and Committee Information

During 2020, the Board of Directors met eight times. Each of our incumbent Directors attended at least 75% of the total meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2020. In accordance with our Corporate Governance Principles, all Directors then in office attended our 2020 Annual Meeting, which was held virtually.

The table below provides the current membership of each of the standing Board Committees and the number of meetings held in 2020:

Name	Audit	Compensation	Governance & Sustainability	Regulatory & Compliance	Science & Technology
Ronald E. Blaylock	●	●			
Albert Bourla, DVM, Ph.D.					
Susan Desmond-Hellmann, M.D., M.P.H.			●		●
Joseph J. Echevarria	●		CHAIR		
Scott Gottlieb, M.D.				CHAIR	●
Helen H. Hobbs, M.D.			●	●	CHAIR
Susan Hockfield, Ph.D.				●	●
Dan R. Littman, M.D., Ph.D.			●	●	●
Shantanu Narayen[1]					
Suzanne Nora Johnson	CHAIR			●	
James Quincey		●			
James C. Smith	●	CHAIR			
Meetings in 2020	11	7	6	4	5

[1] As Lead Independent Director, Mr. Narayen serves as an ex-officio member of each Committee and regularly attends meetings of the various Committees.

COMMITTEE REFRESHMENT

The Board, upon recommendation from the Governance & Sustainability Committee, reviews and determines the composition of the Committees and Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with the benefits gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business. In 2020, we made the following changes to our Board Committees:

- updated the composition of the Science and Technology Committee to be composed of the five scientists on the Board; and
- elected Dr. Scott Gottlieb as Chair of the Regulatory and Compliance Committee.

BOARD COMMITTEES

THE AUDIT COMMITTEE

Chair:
Suzanne Nora Johnson



Additional Committee Members:

Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

Meetings Held in 2020: 11

- **All Members Are Independent and Financially Literate**
- **All members qualify as "Audit Committee Financial Experts"**
- **Governed by a Board-Approved Charter**

The Audit Committee is primarily responsible for:

- reviewing and discussing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor;
- reviewing and discussing the scope and results of the internal audit program; and
- reviewing and discussing with management the company's policies with respect to risk assessment and risk management, including with respect to information security and technology risks (including cybersecurity).

The Audit Committee also is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm. The Audit Committee also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in **"***Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm***"** on page 44.

The Audit Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

THE COMPENSATION COMMITTEE

Chair:
James C. Smith



Additional Committee Members:

Ronald E. Blaylock
James Quincey

Meetings Held in 2020: 7

- **All Members Are Independent**
- **Governed by a Board-Approved Charter**

The Compensation Committee reviews and approves the company's overall compensation philosophy and oversees the administration of Pfizer's executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing short- and long-term performance goals and objectives for the CEO and reviewing the goals approved by the CEO for our executive officers, including the NEOs identified in the 2020 Summary Compensation Table;
- evaluating the performance and setting compensation for the CEO;
- annually reviewing and approving Pfizer's peer companies and data sources for purposes of evaluating our compensation competitiveness and mix of compensation elements;
- reviewing and assessing annually, potential risks to the company from its compensation program and policies;
- reviewing and approving annually, all compensation decisions for the company's executive officers, including the NEOs; and
- overseeing the administration of the company's cash-based and equity-based compensation plans (including recommendations to the Board with respect to any new compensation plans) that are shareholder-approved and/or where participants include members of the ELT or Executive Long-Term Incentive (ELTI) members (including reviewing and approving equity grants), including consideration of pay equity and non-discrimination by gender or against protected groups.

Each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

The Compensation Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and New York Stock Exchange (NYSE) listing standards.

The Compensation Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

Compensation Committee Interlocks and Insider Participation. During 2020 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.

THE GOVERNANCE & SUSTAINABILITY COMMITTEE

Chair:
Joseph J. Echevarria



Additional Committee Members:

Susan Desmond-Hellmann, M.D., M.P.H.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

Meetings Held in 2020: 6

- **All Members Are Independent**
- **Governed by a Board-Approved Charter**

The Governance & Sustainability Committee oversees the practices, policies and procedures of the Board and its committees. Responsibilities include:

- developing criteria for Board membership and Board succession planning;
- recommending and recruiting Director candidates so that the Board maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives;
- assessing Director and candidate independence;
- considering possible conflicts of interest of Board members and senior executives;
- reviewing related person transactions; and
- monitoring the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings, recommends matters for consideration by the Board and also reviews, advises on and recommends Director compensation, which is approved by the full Board.

The Committee is directly responsible for:

- overseeing the evaluations of the Board and its Committees;
- reviewing our Corporate Governance Principles and Director Qualification Standards;
- establishing and overseeing compliance with Director retirement policies; and
- assisting management by reviewing the functions and outside activities of senior executives.

The Committee is also directly responsible for maintaining an informed status on:

- the company's lobbying priorities and activities; and
- company issues related to public policy, including political spending policies and practices.

The Committee is also directly responsible for overseeing:

- the company's ESG strategy and reporting, and corporate citizenship matters; and
- the company's policies and practices related to its management of human capital resources, including talent management, culture, diversity and inclusion.

The Governance & Sustainability Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

THE REGULATORY AND COMPLIANCE COMMITTEE

Chair:
Scott Gottlieb, M.D.



Additional Committee Members:

Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

Meetings Held in 2020: 4

- **All Members Are Independent**
- **Governed by a Board-Approved Charter**

The Regulatory and Compliance Committee's primary responsibilities include:

- assisting the Board with overseeing and reviewing Pfizer's significant healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with applicable laws, regulations and internal procedures;
- overseeing Pfizer's compliance with the obligations of the May 2018 U.S. Corporate Integrity Agreement;
- consulting with management and evaluating information and reports on compliance-related activities and matters;
- overseeing the company's quality and compliance governance framework and risk management;
- overseeing the integration and implementation of the company's compliance programs in acquired entities;
- overseeing the company's culture of integrity and the tone set by leaders throughout the organization; and
- receiving information about current and emerging risks and regulatory and enforcement trends in healthcare-related areas that may affect the company's business operations, performance or strategy.

The Committee makes recommendations to the Compensation Committee regarding the extent to which, if any, incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, cancelled or recovered.

The Regulatory and Compliance Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

THE SCIENCE AND TECHNOLOGY COMMITTEE

Chair:
Helen H.
Hobbs, M.D.



Additional Committee Members:

Susan Desmond-Hellmann, M.D., M.P.H.
Scott Gottlieb, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.

Meetings Held in 2020: 5

- **All Members Are Independent**
- **Governed by a Board-Approved Charter**

The Science and Technology Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives. Responsibilities include:

- monitoring progress of Pfizer's R&D pipeline;
- evaluating the quality, direction and competitiveness of the company's R&D programs; and
- reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee Charter is available on our website at https://investors.pfizer.com/corporate-governance/board-committees-and-charters/default.aspx.

Governance & Sustainability Committee Report

The Governance & Sustainability Committee seeks to maintain and enhance Pfizer's record of excellence in corporate governance by regularly reviewing and refining, when appropriate, Pfizer's corporate governance policies and practices. The following are examples of how we worked to achieve these objectives in 2020 and early 2021.

Board Leadership Structure: The Committee and the independent Directors conducted a thorough annual review of the Board's leadership structure and the Directors unanimously determined to maintain the current leadership structure, with Dr. Bourla as Chairman and Chief Executive Officer, and Mr. Narayen as Lead Independent Director.

Board and Committee Matters; Director Evaluations: During 2020, we assessed Director qualifications for serving on various committees, assessed Director independence, conducted a comprehensive evaluation process for the Board and its Committees and recommended changes to the composition of certain committees. In addition, the Committee reviewed and, where appropriate, recommended changes to our governing documents. The Committee continued to review the functioning of the Board and Committees and discussed its annual Board and Committee evaluation process. We considered whether to modify the existing process, including the potential use of a third-party advisor to conduct the evaluation process. We determined that, in light of the significant amount of refreshment the Board has experienced over the past several years, the current process was effective and that no modifications were warranted for 2021.

Recruitment and Assessment of Potential New Directors: In 2020, we continued an ongoing Board succession planning process to identify and assess potential Director candidates. We considered several factors, including Pfizer's evolution into a more focused, innovative science-based biopharmaceutical products business, a review of our skills matrix and the resignations of Messrs. Cornwell and Kilts, who resigned from Pfizer's Board of Directors upon joining the Viatris Board of Directors in November 2020. We considered a diverse pool of potential Director candidates with a focus on scientific expertise and global leadership skills based on recommendations provided by our Chairman and CEO, the independent Directors, management, external advisors and other resources. Resulting from this process, in February 2020, March 2020, and April 2020 respectively, the Committee recommended, and the Board elected, Mr. James Quincey, Dr. Susan Hockfield and Dr. Susan Desmond-Hellmann. The Committee considered the election of: (i) Mr. Quincey as a Director upon recommendation by our Chairman and CEO and evaluation by a third-party search firm; (ii) Dr. Hockfield as a Director upon recommendation by one of our Board members and evaluation by a third-party search firm; and (iii) Dr. Desmond-Hellmann as a Director upon recommendation by our Chairman and CEO and evaluation by a third-party search firm. For details regarding the qualifications of Drs. Hockfield and Desmond-Hellmann and Mr. Quincey, please see "*Our 2021 Director Nominees*" earlier in this Proxy Statement.

Environmental, Social and Governance Strategy: In early 2020, Pfizer launched an ESG initiative, which was designed to integrate the company's ESG program with our corporate strategy. Throughout the year, we reviewed and discussed the ESG initiative and its progress with company leaders. See "*Shareholder Outreach*" and "*Environmental, Social and Governance*" later in this Proxy Statement.

Public Policy/Corporate Political Spending/Lobbying Activities: Under our Charter, we also maintain an informed status on company issues related to public policy, including political spending policies and practices. We were informed of Pfizer's public policy and corporate political spending policies, practices and priorities through periodic discussions and reviews of the company's annual Political Action Committee and Corporate Political Contributions Report. The Committee also received a report from the company's U.S. Government Relations leaders regarding the company's federal and state lobbying priorities and activities, including an overview of the benefits derived from the company's association with certain trade and other organizations, in accordance with our Charter.

Legislative and Regulatory Developments: We continued to monitor and evaluate corporate governance and executive compensation developments, including U.S. Securities and Exchange Commission (SEC) rules and NYSE listing standards through reports provided by management.

Shareholder Engagement: We engaged in reviews of shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach, which included the participation of the Chair of the Governance & Sustainability Committee, Mr. Echevarria. The Committee was also kept apprised of all shareholder proposals received and discussions with the proponents.

The Governance & Sustainability Committee

Joseph J. Echevarria, Chair
Susan Desmond-Hellmann, M.D., M.P.H.
Helen H. Hobbs, M.D.
Dan R. Littman, M.D., Ph.D.

Regulatory and Compliance Committee Report

The Committee assists the Board of Directors with the oversight of significant healthcare-related regulatory and compliance issues. Under the terms of its Charter, the Committee receives reports regarding Pfizer's compliance program, for which management has primary responsibility.

In 2020, we received reports and discussed with management, including the Chief Compliance, Quality and Risk Officer and the General Counsel, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- potential healthcare-related regulatory or compliance risks in connection with the development, manufacture and marketing of Pfizer products, and efforts to mitigate those risks;
- certain compliance-related government investigations and other legal proceedings involving Pfizer;
- certain internal investigations of potential healthcare-related compliance or regulatory matters;
- results of internal audits conducted in areas within the Committee's oversight;
- updates regarding FDA Warning Letters and other significant regulatory communications;
- updates on the company's quality and compliance governance framework and risk management;
- updates regarding compliance with the requirements of Pfizer's Corporate Integrity Agreement;
- the integration of acquired companies into Pfizer's compliance program;
- Pfizer's anti-retaliation policies and procedures and any retaliation claims received by Pfizer;
- Pfizer's culture of integrity and the tone set by leaders throughout the organization; and
- Pfizer's incentive compensation practices for sales and marketing personnel.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

The Regulatory and Compliance Committee

Scott Gottlieb, M.D., Chair
Helen H. Hobbs, M.D.
Susan Hockfield, Ph.D.
Dan R. Littman, M.D., Ph.D.
Suzanne Nora Johnson

Shareholder Outreach

CONNECT		COLLABORATE		COMMUNICATE
Investor engagement supports our foundation and record of excellence in corporate governance.		A collaborative approach fosters a mutual understanding of key governance priorities.		Investor feedback keeps the Board informed of shareholder sentiment and emerging issues.

Connect

To inform our strong corporate governance practices, we engage with our shareholders to seek their feedback on areas where we are performing well and areas for potential improvement. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights into current and emerging global governance trends and Pfizer's corporate governance policies and practices.

During 2020, we solicited feedback from investors representing approximately 50% of our outstanding shares, and we engaged with more than 20 global institutional investors representing over 20% of shares outstanding to discuss various corporate governance and related matters, including our business and ESG strategy, our response to the COVID-19 pandemic, human capital management, Board composition and other industry-specific or governance hot topics. We also engaged with the major proxy advisory firms. Due to COVID-19, all meetings were conducted via teleconference and videoconference. Although shareholder outreach is primarily a function of management, members of the Board also participate when appropriate. During 2020, Mr. Echevarria, Chair of the Governance & Sustainability Committee, participated in discussions with investors. In addition to connecting with our institutional investors, we remain responsive to our individual investors' and other stakeholders' inquiries.

In early 2020, Pfizer embarked on an ambitious cross-divisional initiative to refine and deepen the alignment of our ESG program with our broader corporate strategy and purpose. A key element of this initiative was to demonstrate the integration of ESG commitments within our Purpose Blueprint and to further develop and expand the key performance indicators (KPIs) so they align with Pfizer's five Bold Moves. During June and July 2020, we met with several institutional investors to discuss our proposed approach and they were supportive. For more information, see "*Environmental, Social and Governance*" later in this Proxy Statement.

In addition, in September 2020, we hosted a virtual "Investor Day," during which Pfizer business executives and scientific leadership provided updates on the company's progress in advancing its R&D pipeline.

Collaborate

During our engagements, we strive for a collaborative approach and value the variety of investors' perspectives we receive, which deepens our understanding of their interests and motivations and fosters a mutual understanding of governance priorities. Items on the meeting agendas for 2020 covered a range of topics, including, but not limited to, those listed below.

SUMMARY OF CERTAIN 2020 SHAREHOLDER DISCUSSIONS

COVID-19 Developments: As expected, many discussions with investors focused on the company's response to the COVID-19 pandemic. Investors were interested in the Board's oversight role and the company's R&D process, including the company's decision to self-fund its vaccine development and manufacturing costs. Investors also inquired about the clinical trials process, including the diversity of participants, and our plans for manufacturing and distributing the vaccine. We also discussed the challenges to our business resulting from the pandemic, both in terms of colleague safety and operationally. Finally, we received questions about vaccine pricing and plans for distribution to low- and middle-income countries.

Action taken: Investor feedback was shared with the Governance & Sustainability Committee and full Board. Information about Pfizer's response to the COVID-19 pandemic is available on our website at https://www.pfizer.com/science/ coronavirus, as well as in our 2020 Annual Report on Form 10-K and other SEC filings. For information about our Board's level of involvement and oversight of the company's response to COVID-19, see "The Board's Oversight of Company Strategy and Response to COVID-19" above.

Business and ESG Strategy Update: Investors requested an update regarding the company's business, including our response to the COVID-19 pandemic (discussed above). In addition, we provided information about our new innovation-focused, science-driven business model following the close of the transaction to spin-off our Upjohn business and combine it with Mylan to form Viatris. We also provided a high-level overview of our new ESG initiative, which is designed to integrate our ESG program with our overall corporate strategy. In these meetings we discussed proposed KPIs and how they align with Pfizer's five Bold Moves.

Action taken: Investor feedback was shared with the Governance & Sustainability Committee and full Board. Information concerning Pfizer's business performance is available on the company's website at www.pfizer.com and the 2020 Annual Report on Form 10-K. Pfizer provided enhanced ESG disclosures, including new KPIs, in the 2020 ESG Report and the 2020 Annual Review. Please note that our 2020 ESG Report and the 2020 Annual Review are not a part of our proxy solicitation materials.

Human Capital: Investors' interest in human capital related topics remains strong, especially regarding our diversity and inclusion initiatives and actions to address racial inequality. We received questions about plans to increase human capital disclosures, including EEO-1 data and median pay equity data in 2021. We shared updates about Pfizer's diversity and inclusion initiatives, actions taken in response to racial inequality and recent updates to our opportunity parity goals.

Action taken: **We shared our plans with investors to disclose our Consolidated EEO-1 Reports in 2021 and beyond. In addition, investor feedback was shared with the Governance & Sustainability Committee and full Board. For additional information concerning the results of our pay equity study and opportunity parity, please view Pfizer's 2020 Annual Review and 2020 ESG Report at www.pfizer.com/annual. Please note that our 2020 Annual Review and 2020 ESG Report are not a part of our proxy solicitation materials. We also provide disclosure regarding Board and Committee oversight of company culture and diversity and inclusion in "The Board's Oversight of Company Culture and Diversity and Inclusion" section earlier in this Proxy Statement.**

Board Composition: Board composition remains a topic of interest as investors inquired about changes to the Board's composition, including efforts to increase gender and ethnic diversity. We discussed Board refreshment, specifically the addition of four new Board members in 2019 and 2020, including three scientists (two of whom are female) and one global business leader. Further, we discussed the resignations of Messrs. Cornwell and Kilts, who resigned from the Board following the close of the Upjohn/Mylan transaction, to serve on the board of the new company, Viatris.

Action taken: **Investor feedback was shared with the Governance & Sustainability Committee and the full Board. See disclosures regarding Board composition, Board Committee refreshment and Director skills throughout this Proxy Statement.**

Virtual Shareholder Meetings: In response to public health concerns related to the COVID-19 pandemic, Pfizer held its 2020 Annual Meeting of Shareholders in a virtual-only format. During discussions with investors, we requested their feedback on the company's 2020 virtual meeting. The majority of investors we asked viewed the format favorably. However, we also heard less favorable views from investors who experienced technical challenges while either accessing Pfizer's or other companies' virtual annual meetings or during the question and answer portion of such virtual annual meetings.

Action taken: **Investor feedback was shared with the Governance & Sustainability Committee and the full Board and will be taken into consideration during the planning of Pfizer's 2021 Annual Meeting of Shareholders, which will be conducted virtually due to ongoing COVID-19 health concerns. We designed the format of the 2021 virtual-only Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. We were pleased that our 2020 virtual Annual Meeting allowed for greater participation by our shareholders, regardless of their geographic location. This factor will be considered when planning future Annual Meetings.**

Executive Compensation: We also discussed elements of our executive compensation program with investors. Some asked whether the Compensation Committee had considered any changes to the program in response to COVID-19. We responded that other than adding a pipeline metric effective for 2020 following shareholder feedback and Compensation Committee discussions in 2019, no additional changes were planned. We also received several questions about our plans to incorporate any ESG factors into executive pay. We explained the Compensation Committee has considered ESG metrics and will continue to do so in connection with Pfizer's ESG strategy. In addition, at the request of a group of investors, we participated in a working group to discuss incentive pay deferral as an element of corporate governance and compensation policy for the pharmaceutical industry.

Action taken: **Investor feedback was shared with the Compensation Committee. The Committee is aware of the importance of ESG factors, and continues to evaluate the possibility of including ESG metrics into Pfizer's executive pay programs. These factors are already incorporated, when appropriate, into certain Pfizer colleagues' performance goals. In addition, we agreed to enhance our Compensation Discussion and Analysis (CD&A) disclosure around the ability to recover certain equity awards granted under our long-term incentive program, after vesting, but prior to settlement or payment for actions by the executive that the Committee determines to be detrimental to the Company. See the "Compensation Discussion and Analysis" section later in this Proxy Statement.**

Lobbying Activities: We also sought investor feedback on the company's practices and existing disclosures regarding our lobbying activities. Most investors were satisfied with our current disclosures and practices, including Board and Committee oversight; however, several investors indicated that additional disclosures may be useful.

Action taken: **Investor feedback was shared with the Governance & Sustainability Committee and full Board. In late 2020, Pfizer enhanced the lobbying activities disclosures on its website to include the portion of dues that trade associations indicated was used for Federal Lobbying Activity. The company plans to update this disclosure annually. See https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.**

Communicate

At each Governance & Sustainability Committee meeting, we share investor and other stakeholder feedback directly with the Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

We communicate with our shareholders through various platforms, including via our website, in print and, in 2020, virtually, at shareholder meetings or investor presentations. In 2020, in addition to meeting with institutional investors, we responded to more than 1,200 inquiries from individual shareholders sent to the Board of Directors or the Office of the Corporate Secretary.

HOW TO COMMUNICATE WITH OUR DIRECTORS

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

By mail: Write to the Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017; or

By e-mail: Go to Pfizer's website at https://investors.pfizer.com/corporate-governance/contact-our-directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

Environmental, Social and Governance

Our approach to ESG helps us advance our purpose, drive positive impact relevant to the breakthroughs we aim to deliver, demonstrate the value they bring to patients and other stakeholders, and govern our operations and impact on society. As such, we are on a journey to more intentionally connect our purpose with our ESG strategy in order to better understand and address the needs of patients, colleagues, partners, shareholders, and communities.

Connecting our Purpose, Strategy and ESG

In 2020, we aligned our ESG priority areas and key KPIs to our Purpose Blueprint, a strategy consisting of bold moves and core values that we believe will allow Pfizer's colleagues to deliver on the promise of our purpose and unlock the power of our science.


OUR BOLD MOVES
1. Unleash the power of our people
2. Deliver first-in-class science
3. Transform our go-to-market model
4. Win the digital race in pharma
5. Lead the conversation
Environment
Climate Change
Sustainable Medicines
Social
Innovation and Global Health
Human Capital
Governance
Ethics, Transparency, Quality
Accountability
OUR ESG FOCUS AREAS

We believe in strong governance, acting with integrity and increased transparency to help us measure the impact we have on society and the value we bring to patients and health care systems, local economies, employees and the environment.

Please view Pfizer's 2020 Annual Review and 2020 ESG Report at www.pfizer.com/annual for further information on the company's ESG efforts, as well as our new environmental sustainability goals. Please note that our 2020 Annual Review and 2020 ESG Report are not a part of our proxy solicitation materials.

Public Policy Engagement and Political Participation

Board Oversight

The Governance & Sustainability Committee is responsible for maintaining an informed status on public policy and corporate political spending practices through periodic discussions and reviews of the company's annual Political Action Committee (PAC) and Corporate Political Contributions report. Management also informs the Committee of the company's lobbying priorities and activities through semi-annual reports, including a year-end report on lobbying priorities for the coming year.

Public Policy Engagement for Global Public Health

We operate in a highly regulated and competitive industry. Fundamental to our business, our patients and our shareholders is engagement on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include advancing biomedical research and healthcare innovation; advocating for protecting intellectual property rights; and improving patient access to care. We regularly work with policy makers to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

Pfizer is also a member of several industry and trade groups, including the Pharmaceutical Research and Manufacturers of America, the National Association of Manufacturers, the Biotechnology Innovation Organization, the U.S. Chamber of Commerce and the Business Roundtable. These organizations, along with the others to which we belong, represent both the pharmaceutical industry and the business community at large in an effort to bring about consensus on broad policy issues that can impact our business. Our support of these organizations and any tax-exempt organizations that write and endorse model legislation, is evaluated annually by the company's U.S. Government Relations leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer. In addition to their positions on healthcare policy issues, we realize these organizations may engage in a broad range of other issues that extend beyond the scope of issues which are of primary importance to Pfizer. Pfizer's participation as a member of these groups comes with the understanding that we may not always agree with the positions of the organization and/or its members. If concerns arise about a particular issue, we are able to convey our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups. We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations.

> Our support of these organizations is evaluated annually by the company's U.S. Government Relations leaders based on these organizations' expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer.

To view Pfizer's policy positions on key topics, please view https://www.pfizer.com/purpose/health-policy/policy-positions.

CORPORATE POLITICAL CONTRIBUTIONS

Pfizer complies fully with all federal, state and local laws and reporting requirements governing corporate political contributions. We also request that trade associations receiving total payments of $100,000 or more from Pfizer annually report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code. All corporate political contributions are published annually in the PAC and Corporate Political Contributions report in compliance with Pfizer corporate policy. WithumSmith & Brown, PC, a certified public accounting and advisory firm, audits the report every two years, at the end of each federal election cycle.

We regularly discuss our political contributions reporting practices with investors and other stakeholders to help ensure that our disclosures continue to meet their needs. Shareholder engagement has influenced our level of disclosure and helped us create or modify corporate policies related to political expenditures.

INDEPENDENT EXPENDITURES

- We have adopted a strict policy precluding Pfizer from making direct independent expenditures in connection with any federal or state election.

Our company does not make direct independent expenditures. An independent expenditure is the use of corporate treasury funds to pay for a television, print or social media communication that expressly advocates the election or defeat of a clearly identified candidate.

POLICIES AND PROCEDURES FOR APPROVAL AND OVERSIGHT OF CORPORATE AND PAC POLITICAL EXPENDITURES

- The PAC Steering Committee evaluates candidates to whom we contribute on the basis of their views on issues that impact not only Pfizer, but our patients as well. The Committee also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state.

- All PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee (PCPC), which is co-chaired by the Chief Corporate Affairs Officer and the Chief Compliance Officer and composed of senior leaders from different divisions in the organization.

The PAC is a non-partisan employee-run organization that provides opportunities for employees to participate in the American political process. All corporate and PAC political spending decisions undergo a rigorous review process conducted by the PAC Steering Committee. The PAC Steering Committee is composed of colleagues from various divisions throughout the company to help ensure that each contribution we make advances our business objectives and is not based on the political preferences or views of any individual colleague within Pfizer.

Federal and State Lobbying Activity

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities, and the Governance & Sustainability Committee maintains an informed status on the company's lobbying priorities and activities through periodic reports from management. All colleague communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines available on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct.

REPORTING AND COMPLIANCE FEATURES:

FEDERAL LOBBYING Compliant with Honest Leadership and Open Government Act of 2007	• We file quarterly reports on our federal lobbying activity in compliance with the Honest Leadership and Open Government Act of 2007. In addition to Pfizer's federal lobbying activity, the amount we report also includes the amount spent on federal lobbying activity by trade associations of which Pfizer is a member. • These reports may be viewed at https://lda.senate.gov/system/public/ • In late 2020, Pfizer enhanced the lobbying activities disclosures on its website to include the portion of dues trade associations indicated was used for Federal Lobbying Activity. See https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.
STATE LOBBYING Compliant with state registration and reporting requirements	• In all states where we operate, we are fully compliant with state registration and reporting requirements. • Links to states' reporting entities, where state lobbying reports are filed, may be accessed via the company's website at: https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships.

Pfizer Policies on Business Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster ethical business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment practices, conflicts of interest, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business. Code of Conduct training is assigned to all new colleagues upon hire and to existing colleagues regularly. The Code of Conduct training includes a certification to confirm that colleagues are familiar with and agree to abide by the Code of Conduct and that they have reported, pursuant to the provisions of the Code of Conduct, any suspected or potential violations of law or Pfizer policy.

Employees are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation against any employee who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is strictly prohibited. Our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/purpose/transparency/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). The Director Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The full text of the Code of Business Conduct and Ethics for Members of the Board of Directors is posted on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

Other Governance Practices and Policies

Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the NYSE.

Director Qualification Standards. To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include strict guidelines for Directors and their immediate families regarding employment or affiliation with Pfizer or its independent registered public accounting firm; prohibitions against Audit Committee members having any direct or indirect financial relationship with Pfizer; considerations for evaluation of Compensation Committee member independence; and restrictions on both commercial and not-for-profit relationships between non-employee Directors and Pfizer. Directors may not receive personal loans or extensions of credit from Pfizer, must deal at arm's length with Pfizer and its subsidiaries, and must disclose any circumstance that might be perceived as a conflict of interest. Our Director Qualification Standards can be found on our website at https://investors.pfizer.com/corporate-governance/the-pfizer-board-policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company; and

- the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2020, no indebtedness existed between Pfizer and any entity of which a Director or an immediate family member of a Director was an executive officer.

Drs. Desmond-Hellmann, Hobbs, Hockfield and Littman are employed at medical or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Inc. and Mr. Smith was the chief executive officer of Thomson Reuters Corporation until March 15, 2020, companies with which Pfizer engages in ordinary-course business transactions. Dr. Gottlieb is Resident Fellow of the American Enterprise Institute (AEI). In 2020, Pfizer made a payment to AEI related to a corporate sponsorship. We reviewed our transactions with and payments to each of these entities and found that these transactions/payments were made in the ordinary course of business and were below the levels set forth in our Standards.

Under our Standards, contributions to not-for-profit entities in which a Director of the company, or a Director's spouse, serves as an executive officer, amounting to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater), will not serve as a bar to the Director's independence. None of our Directors, or their spouses, is an executive officer of a not-for-profit organization to which Pfizer contributed in 2020. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Governance & Sustainability Committee. None of the contributions approached the levels set forth in our Standards.

Independence Assessment. Together with Pfizer's legal counsel, the Governance & Sustainability Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director affiliated entities are also made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Susan Desmond-Hellmann, Scott Gottlieb, Helen H. Hobbs, Susan Hockfield and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, Joseph J. Echevarria, Shantanu Narayen, James Quincey and James C. Smith. The Board has determined that Dr. Albert Bourla is not independent because of his employment as Pfizer's CEO. In addition, the Board previously determined that former Directors Messrs. W. Don Cornwell and James M. Kilts were independent.

In making these determinations, the Board considered that, in the ordinary-course of business, relationships and transactions may occur between Pfizer and its subsidiaries on the one hand and entities with which some of our Directors are or have been affiliated on the other.

Derivatives Trading/Hedging Policy

We have a policy that prohibits employees, including the NEOs, and Directors from purchasing or selling options on Pfizer common stock or engaging in short sales of Pfizer common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities, including exchange funds, that are directly linked to Pfizer common stock (sometimes referred to as "hedging").

Governance Materials Available on Our Website

Our Corporate Governance Principles and the following Board policies and other corporate governance materials are published on our website:

• Meet the Pfizer Board of Directors

• By-laws

• Restated Certificate of Incorporation

• Board Committees and Charters

• Charter of the Lead Independent Director

• Director Qualification Standards

• Code of Business Conduct and Ethics for Members of the Board of Directors

• Board Policy on Pension Benefits for Executives

• Related Person Transaction Approval Policy

• Policy — Criteria for the Selection of a Compensation Committee Consultant

• Policy on Prohibition of Pledging of Pfizer Stock

• Corporate Governance FAQs

• Contact Our Directors

• Pfizer Policies on Business Conduct

Please view these materials at: https://www.pfizer.com/people/leadership/board-of-directors, https://investors.pfizer.com/corporate-governance/default.aspx and https://www.pfizer.com/purpose/transparency/code-of-conduct.

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017. The information on our website is not a part of this Proxy Statement.

Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their Board service.

NON-EMPLOYEE DIRECTOR COMPENSATION

In 2020, we provided the following compensation to our non-employee Directors:

Position	Cash Retainers	Pfizer Stock Units
Board Member	$142,500	$192,500
Chair of Each Board Committee	$30,000	–
Lead Independent Director	$50,000	–

Our Governance & Sustainability Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they have engaged an independent compensation consultant, FW Cook & Co., and specifically George Paulin, its Chairman, to perform periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and a comparison versus our Pharmaceutical Peer and General Industry Comparator Groups. The compensation program for our non-employee directors was last reviewed in April 2020 by the Governance & Sustainability Committee in consultation with FW Cook & Co. and they recommended no changes to the program.

In addition to the compensation set forth in the above chart, any new Director elected to the Board receives a pro-rata grant of Pfizer stock units having a value equal to the ratio of service as a Director during the 12-month period beginning as of the most recent Annual Meeting multiplied by $192,500, as of the date of grant. Accordingly, Mr. Quincey and Drs. Hockfield and Desmond-Hellmann received Pfizer stock units upon his or her election to the Board in 2020 with a value of $29,615, $26,971 and $11,635, respectively as of the date of grant. In 2021, each non-employee Director will receive Pfizer stock units with a value of $192,500, as of the date of grant, upon election at the 2021 Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the meeting.

Under the Pfizer Inc. 2019 Stock Plan, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000.

Dr. Bourla does not receive any compensation for his service as a Director. For additional information regarding Dr. Bourla's compensation, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

DIRECTOR STOCK OWNERSHIP

Non-employee Directors are required to own shares of Pfizer common stock having a value of at least five times their annual cash retainer, currently $712,500 worth of Pfizer stock. For purposes of satisfying this requirement, a Director's holdings include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from (a) the date of his or her first election as a Director, or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement. We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations.

Non-Employee Director Stock Ownership

Shares held as a multiple of Annual Cash Retainer (dollar value of shares determined using Pfizer's closing stock price as of December 31, 2020).



R. Blaylock — 11.3x
S. Desmond-Hellmann[1] — 2.4x
J. Echevarria — 16.7x
S. Gottlieb[1] — 3.6x
H. Hobbs — 20.2x
S. Hockfield[1] — 1.7x
D. Littman — 6.0x
S. Narayen — 23.1x
S. Nora Johnson — 22.7x
J. Quincey[1] — 2.7x
J. Smith — 20.8x

Guideline Requirement: 5x Annual Cash Retainer

[1] Dr. Gottlieb became a member of our Board in June 2019, Mr. Quincey became a member of our Board in February 2020, Dr. Hockfield became a member of our Board in March 2020 and Dr. Desmond-Hellmann became a member of our Board in April 2020. Directors have five years from (a) the date of their first election as a Director or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy the stock ownership requirement.

DEFERRED COMPENSATION

Cash Compensation. Non-employee Directors may defer all or a part of their annual cash retainers under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the Unit Award Plan) until they cease to be members of the Board. At a Director's election, the cash retainer fees held in the Director's account can be credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans. The number of Pfizer stock units is calculated by dividing the amount of the deferred fee by the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Equity Compensation. Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the immediately following year or to receive the units in shares. All of the eligible non-employee Directors will defer Pfizer stock units granted in 2021. The number of deferred stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. Deferred stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program. In 2020, under this program, the Pfizer Foundation[1] matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $20,000 per year, per Director, inclusive of matched contributions made through the Annual Giving Campaign. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match.

The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2020 Director Compensation Table below.

[1] The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

2020 Director Compensation Table

The following table shows 2020 compensation for our non-employee Directors who served in 2020.

Name	Fees Earned or Paid in Cash ($)	Equity/Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Ronald E. Blaylock	142,500	192,500	—	335,000
W. Don Cornwell[3]	150,938	192,500	20,000	363,438
Susan Desmond-Hellmann, M.D., M.P.H.[1][3]	106,875	204,135	—	311,010
Joseph J. Echevarria	172,500	192,500	—	365,000
Scott Gottlieb, M.D.	146,087	192,500	—	338,587
Helen H. Hobbs, M.D.	172,500	192,500	20,000	385,000
Susan Hockfield, Ph.D.[1][3]	117,401	219,471	1,000	337,872
James M. Kilts[3]	124,688	192,500	20,000	337,188
Dan R. Littman, M.D., Ph.D.	142,500	192,500	5,461	340,461
Shantanu Narayen	192,500	192,500	15,000	400,000
Suzanne Nora Johnson	172,500	192,500	—	365,000
James Quincey[1][3]	119,425	222,215	20,000	361,640
James C. Smith	172,500	192,500	—	365,000

[1] For all directors except Drs. Desmond-Hellmann and Hockfield and Mr. Quincey, the number of units granted was determined by dividing the grant date value of the award, $192,500, by $36.69, the closing price of the company's common stock on April 23, 2020. In addition to the April 2020 award, the following Directors received the pro-rated value of the 2019 award upon his or her election to the Board: Dr. Desmond-Hellmann was granted 366 units on her election date of April 1, 2020, which was determined by dividing the pro-rated value of the 2019 award, $11,635, by $31.75, the closing price of Pfizer's common stock on April 1, 2020; Dr. Hockfield was granted 786 units on her election date of March 3, 2020, which was determined by dividing the pro-rated value of the 2019 award, $26,971, by $34.30, the closing price of Pfizer's common stock on March 3, 2020. Mr. Quincey was granted 868 units on his election date of February 27, 2020, which was determined by dividing the pro-rated value of the 2019 award, $29,615, by $34.10, the closing price of Pfizer's common stock on February 27, 2020. In connection with the completed spin-off and combination of the Upjohn business with Mylan to create Viatris, and in accordance with their terms, these units granted to Directors in 2020 were adjusted by providing additional stock units in lieu of the Viatris dividend provided to shareholders, in order to maintain the same value post-transaction as the value of the outstanding units prior to the transaction (subject to rounding). At the end of 2020, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Mr. Blaylock, 30,607, Dr. Desmond-Hellmann, 5,908, Mr. Echevarria, 64,777, Dr. Gottlieb, 9,786, Dr. Hobbs, 78,346, Dr. Hockfield, 6,543, Dr. Littman, 23,300, Mr. Narayen, 89,316, Ms. Nora Johnson, 77,849, Mr. Quincey, 10,283 and Mr. Smith, 78,594.

[2] The amounts in this column represent charitable contributions made in 2020 under our matching gift program. The amount shown for Mr. Narayen includes certain amounts that reflect matching contributions made in 2020 in respect of his eligible 2019 contributions. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors.

[3] Messrs. Cornwell and Kilts resigned as Directors, effective as of November 16, 2020. Mr. Quincey was elected as a Director, effective as of February 27, 2020. Dr. Hockfield was elected as a Director, effective as of March 3, 2020. Dr. Desmond-Hellmann was elected as a Director, effective as of April 1, 2020.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned (as of the close of business on January 29, 2021) by each of our Directors and each NEO listed in the 2020 Summary Compensation Table, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding.

The table and footnotes also include information about TSRUs, performance total shareholder return units (PTSRUs), stock units, RSUs and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. In connection with the completed spin-off and combination of the Upjohn business with Mylan to create Viatris, and in accordance with their terms, adjustments were made to RSUs, TSRUs, PTSRUs and stock units deferred under our Pfizer Supplemental Savings Plan (PSSP), Pfizer Deferred Compensation Plan (DCP) and non-employee Director compensation program by providing additional Pfizer stock units to plan participants and non-employee Directors, in lieu of the Viatris dividend provided to shareholders, in order to maintain the same value post-transaction as the value of the outstanding awards prior to the transaction (subject to rounding). Outstanding shares of Pfizer stock (including Pfizer stock funds held in the Pfizer Savings Plan (PSP)) were not adjusted and received a Viatris stock dividend. For additional information, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

	Number of Shares or Units	
Beneficial Owners	**Common Stock**	**Stock Units**
Ronald E. Blaylock	13,000	30,607 [3]
Albert Bourla, DVM, Ph.D.	85,387 [1]	322,198 [4]
Frank A. D'Amelio	425,250	— [4]
Susan Desmond-Hellmann, M.D., M.P.H.	3,408 [2]	5,908 [3]
Mikael Dolsten, M.D., Ph.D.	70,605 [1]	249,258 [4]
Joseph J. Echevarria	—	64,777 [3]
Scott Gottlieb, M.D.	4,000	9,786 [3]
Helen H. Hobbs, M.D.	—	78,346 [3]
Susan Hockfield, Ph.D.	—	6,543 [3]
Angela Hwang	55,570 [1] [2]	18,588 [4]
Dan R. Littman, M.D., Ph.D.	—	23,300 [3]
Shantanu Narayen	—	89,316 [3]
Suzanne Nora Johnson	10,000	77,849 [3]
James Quincey	—	10,283 [3]
James C. Smith	3,542 [2]	78,594 [3]
John D. Young	398,494 [1]	122,770 [4]
All Directors and Executive Officers as a Group (23)	1,475,042	1,386,634

[1] Includes shares credited under the PSP and/or deferred shares relating to previously vested awards under Pfizer's share award programs. These plans are described later in this Proxy Statement. Also includes 1,589 shares in the Pfizer Share Ownership Plan for Mr. Young.

[2] Includes the following shares held in the names of family members or trust: Dr. Desmond-Hellmann, 3,408; Ms. Hwang, 8,532; and Mr. Smith, 1,542 shares. Ms. Hwang and Mr. Smith disclaim beneficial ownership of such shares.

[3] Represents units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see "*Non-Employee Director Compensation*" above).

[4] Includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the PSSP and/or the DCP. The PSSP and the DCP are described later in this Proxy Statement. Also includes the following RSUs and stock units (each equivalent to a share of Pfizer common stock) as of January 29, 2021, which are unvested: Dr. Dolsten, 120,993 stock units; and Mr. Young, 21,901 RSUs. This column does not include the following stock appreciation rights in the form of TSRUs as of January 29, 2021: Dr. Bourla, 3,028,363, of which 217,259 settled in February 2021; Mr. D'Amelio, 1,999,524 of which 316,119 settled in February 2021; Dr. Dolsten, 1,541,807; Ms. Hwang, 775,749, of which 32,572 settled in February 2021; and Mr. Young, 2,054,061, of which 292,753 settled in February 2021. The settlement amounts described in the previous sentence include dividend equivalents in the settlement calculations. See "*Compensation Tables—2020 Outstanding Equity Awards at Fiscal Year-End Table*" and "*—Estimated Benefits upon Termination Table*" for a discussion of the vesting of RSUs, TSRUs and PTSRUs.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of December 31, 2020, the only persons or entities known by us to be a beneficial owner of more than 5% of our common stock were as follows:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	447,958,747 [1]	8.06%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	396,973,512 [2]	7.10%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	279,831,373 [3]	5.03%

[1] The information regarding The Vanguard Group is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2021 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 9,036,369, sole dispositive power with respect to 423,369,726 shares, and shared dispositive power with respect to 24,589,021 shares.

[2] The information regarding BlackRock, Inc. is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 351,759,008 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 396,973,512 shares, and shared dispositive power with respect to 0 shares.

[3] The information regarding State Street Corporation is based solely on a Schedule 13G filed by State Street Corporation with the SEC on February 12, 2021 (the State Street 13G). According to the State Street 13G, includes shared voting power with respect to 203,899,670 shares and shared dispositive power with respect to 279,666,369 shares.

Delinquent Section 16(a) Reports

Due to a technical issue, the Form 3 filing reporting the Pfizer equity holdings for William R. Carapezzi, Executive Vice President, Global Business Services and Transformation, was filed one day late.

Related Person Transactions and Indemnification

RELATED PERSON TRANSACTION APPROVAL POLICY

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) administered by the Governance & Sustainability Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Governance & Sustainability Committee.

Transactions requiring review are referred to the Governance & Sustainability Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance & Sustainability Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Governance & Sustainability Committee. The Governance & Sustainability Committee evaluates all options available, including ratification, revision or termination of such transaction. The Governance & Sustainability Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Governance & Sustainability Committee's approval decision, to the Audit Committee for their information.

TRANSACTIONS WITH RELATED PERSONS

We have no related person transactions to report.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

Item 2 – Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of Pfizer's independent registered public accounting firm. The Committee conducts a comprehensive annual evaluation of the independent registered public accounting firm's qualifications, performance and independence. The Committee considers whether the independent registered public accounting firm should be rotated and considers the advisability and potential impact of selecting a different independent registered public accounting firm. In evaluating and selecting the company's independent registered public accounting firm, the Audit Committee considers, among other things, historical and recent performance of the current independent audit firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the audit firm. The Committee also periodically evaluates the current independent audit firm's commitment to diversity and inclusion, as well as how the firm's values align with the company's values — courage, excellence, equity, and joy.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) to serve as our independent registered public accounting firm for 2021. Pfizer's auditors have been KPMG and its predecessor firm, Peat, Marwick, Mitchell & Co., since 1987. Prior to that, Pfizer's auditors were Main Hurdman (until its acquisition by Peat, Marwick, Mitchell & Co. in 1987) and its predecessors. We have not been able to determine the specific year that Main Hurdman and its predecessor firms began serving as our auditor, however, we are aware that Main Hurdman and its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit service to our company. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors determined that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for 2021. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on Pfizer's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

See "*Governance—Board Information—Board Committees—The Audit Committee*" for additional information on the selection of the independent registered public accounting firm.

Representatives of KPMG will attend the virtual Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

  **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2021.**

Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG for the audit of the company's annual financial statements for the years ended December 31, 2020 and December 31, 2019, and fees billed for other services rendered by KPMG during those periods.

	2020	2019
Audit fees[1]	$ 28,999,000	$ 41,022,000
Audit-related fees[2]	1,006,000	999,000
Tax fees[3]	2,811,000	4,510,000
All other fees[4]	0	0
Total	$ 32,816,000	$ 46,531,000

[1] Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The decrease in audit fees in 2020 versus 2019 is primarily due to a decrease in audit work as a result of the Upjohn separation and a reduction in non-recurring strategic projects.

[2] Audit-related fees were principally related to audits of employee benefit plans.

[3] Tax fees were principally for services related to tax compliance and reporting and analysis services. The decrease in tax fees in 2020 versus 2019 is primarily due to a reduction in non-recurring projects.

[4] KPMG did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. *Audit* services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. *Audit-related* services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. *All other* services are those services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category, and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The delegated member must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments, and critical audit matters addressed during the audit. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) and U.S. Securities and Exchange Commission standards.

In addition, the Committee reviewed and discussed with the independent registered public accounting firm the auditor's independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Committee discussed the independent registered public accounting firm's independence from Pfizer.

We also considered whether the independent registered public accounting firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the independent registered public accounting firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management process, we reviewed and discussed company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee discussed with Pfizer's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance, Quality and Risk Officer and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of Pfizer's independent registered public accounting firm for 2021.

The Audit Committee

Suzanne Nora Johnson, Chair
Ronald E. Blaylock
Joseph J. Echevarria
James C. Smith

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Item 3 – 2021 Advisory Approval of Executive Compensation

The Compensation Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. This pay-for-performance philosophy is intended to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success.

The philosophy delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs) as long-term compensation directly related to Pfizer's total shareholder return and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance and compensation compared with those of our Pharmaceutical Peer and General Industry Comparator Groups. In making such comparisons, we consider company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors to set target levels of compensation and determine the value and level of award opportunities.

Our executive compensation program:

- aligns interests of participants, including key executives, with the long-term interests of our shareholders;

- attracts, retains and motivates participants, including key executives, to drive our business and financial performance; and

- links a significant amount of executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

Results of 2020 Advisory Vote on Executive Compensation

Pfizer's executive compensation program received significant shareholder support and was approved, on an advisory basis, by 95% of the votes cast at the 2020 Annual Meeting. Our Compensation Committee and the other members of our Board believe that this level of approval of our executive compensation program indicates our shareholders' strong support of our compensation philosophy and goals, and the decisions made by the Compensation Committee in 2019 and early 2020. The consistent high level of support from our shareholders for our executive compensation program over the past several years is a result of our Compensation Committee's commitment to compensating our executives in a manner that provides a strong link between pay and performance. We believe it is also reflective of our philosophy and goals, market best practices and strong shareholder engagement. We are continuously striving to enhance our programs by ensuring they align with our evolving strategic priorities and reflect feedback received from our shareholders.

2020 Pay-for-Performance

2020 was a transformative year for Pfizer. With the separation of Upjohn, we created a more focused, innovative science-based biopharmaceutical products business focused on delivering first-in-class science for the benefit of patients. Through our collaboration with BioNTech, we delivered a breakthrough COVID-19 vaccine in less than a year. Despite the many logistical challenges of 2020, we continued to reach more than 400 million patients worldwide with our medicines and vaccines, while continuing to advance our pipeline. Through it all, our Purpose Blueprint, anchored by our purpose – *Breakthroughs that change patients' lives* – remained our roadmap for success. The Compensation Committee believes that the compensation of our Named Executive Officers for 2020 is reasonable and appropriate, is aligned with the performance of our company and is designed to ensure that our management's interests align with shareholders' interest.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of Pfizer's executive compensation program in connection with our 2020 performance, which is more fully discussed in the Compensation Discussion and Analysis section. The Compensation Discussion and Analysis section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded.

2021 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. (the Company) approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Board values shareholders' opinions. The Compensation Committee will review the results of the vote. Consistent with Pfizer's record of responsiveness to shareholders, the Committee will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

  **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2021 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2021 Proxy Statement.

The Compensation Committee

James C. Smith, Chair
Ronald E. Blaylock
James Quincey

Executive Compensation

Key Terms

The following acronyms are used for certain terms that appear in the Compensation Discussion and Analysis section:

Adjusted Diluted EPS	Non-GAAP Adjusted Diluted Earnings Per Share
Biopharma	Pfizer Biopharmaceuticals Group
CD&A	Compensation Discussion and Analysis included in this Proxy Statement
Committee	Compensation Committee of the Board of Directors
DCP	Pfizer Inc. Deferred Compensation Plan
DRG or DRG Index	NYSE Arca Pharmaceutical Index – An index of publicly traded pharmaceutical companies
ELT	Executive Leadership Team – CEO and the other Executive Officers
GAAP	Generally Accepted Accounting Principles in effect in the U.S.
GBP	British pound
GPP	Global Performance Plan – Annual Incentive Award Program (bonus), reported in the SCT as "Non-Equity Incentive Plan Compensation"
GRD	Greek drachma
IRC or the Code	The Internal Revenue Code of 1986, as amended
LTI	Long-Term Incentive
Mylan	Mylan N.V.
Named Executive Officers or NEOs	CEO and CFO, and the three most highly compensated Executive Officers during fiscal 2020
NI	Non-GAAP Adjusted Net Income (also known as Adjusted Income)
OI	Non-GAAP Adjusted Operating Income
PCPP	Pfizer Consolidated Pension Plan – A qualified defined benefit pension plan; closed to new entrants January 1, 2011 and frozen on December 31, 2017
PRAP	Pfizer Retirement Annuity Plan – A sub-plan of the PCPP
PSA	Performance Share Award – A long-term incentive award tied to performance based on an operating metric and relative TSR performance
PSI	Portfolio Strategy and Investment Committee – A management committee that governs major pipeline investments and strategic R&D priorities
PSP or Savings Plan	Pfizer Savings Plan – A qualified defined contribution plan that includes an IRC Section 401(k) feature
PSSP	Pfizer Supplemental Savings Plan – A non-qualified savings plan that mirrors the PSP for amounts over the qualified plan limits
PTSRU	Performance Total Shareholder Return Unit – a TSRU with an additional performance feature
PTU	Profit Unit – A stock unit issued upon the "exercise" of vested TSRUs
R&D	Research and Development
RSC	Retirement Savings Contribution – Annual employer retirement contribution, based on age and service, to the PSP and PSSP
RSU	Restricted Stock Unit – A long-term incentive award with each stock unit representing one share of Pfizer stock
Section 16	Section 16 of the Securities Exchange Act of 1934, as amended
SCT	Summary Compensation Table – A Securities and Exchange Commission (SEC) required table showing compensation, as defined by the SEC regulations, of the NEOs for the most recently completed and prior two years
S&T	Science and Technology Committee of the Board
TDC	Total Direct Compensation
TSR	Total Shareholder Return
TSRU	Total Shareholder Return Unit – A long-term incentive award tied to absolute TSR
U.K.	United Kingdom
U.S.	United States
USD	United States dollars
WRDM	Worldwide Research, Development and Medical

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2020 and certain elements of our 2021 program. This CD&A explains how the Compensation Committee (the Committee) of the Board of Directors (the Board) made 2020 compensation decisions for our executives, including the Named Executive Officers (NEOs) identified in this CD&A.

NAMED EXECUTIVE OFFICERS

Albert Bourla, DVM, Ph.D.
Chairman and Chief Executive Officer (CEO)

Frank A. D'Amelio
Chief Financial Officer (CFO) and Executive Vice President (EVP), Global Supply (effective July 1, 2020)

CFO, EVP, Business Operations and Global Supply (prior to July 1, 2020)

Mikael Dolsten, M.D., Ph.D.
Chief Scientific Officer, President, Worldwide Research, Development and Medical (WRDM)

Angela Hwang
Group President, Pfizer Biopharmaceuticals Group

John D. Young
Chief Business Officer, Group President

Table of Contents

Executive Summary

Our Business

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sales and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. For over 170 years, we have been committed to finding medical solutions and have worked to make a difference for patients.

In 2020, we managed our commercial business operations through a global structure consisting of two businesses: Pfizer Biopharmaceuticals Group (Biopharma) and, through November 16, 2020, Upjohn* (See "*Spin-Off Transaction and Adjustment to Outstanding Equity Awards and Retirement Plans*" later in this Proxy Statement). Following the spin-off and combination of Upjohn with Mylan, we now operate as a focused innovative biopharmaceutical company. Our business includes six therapeutic areas: Internal Medicine, Oncology, Hospital, Vaccines, Inflammation & Immunology and Rare Disease.

Our 2020 Performance Overview

The COVID-19 pandemic had a significant impact on all facets of life and the economies of countries around the world. Pfizer's CEO and Executive Leadership Team (ELT) confronted the pandemic head on as they addressed the public health challenges posed by COVID-19 while also working to protect our colleagues and continuing to execute on our strategic priorities including providing medicines and vaccines to patients around the world.

In response to the pandemic, we maintained our essential operations, including our research operations, manufacturing sites, and distribution facilities. We also pivoted and adapted our strategic priorities as we worked in collaboration with industry partners and academic institutions to develop potential approaches to prevent and treat COVID-19. Our researchers and scientists not only sought vaccines and treatments, but also continued to explore potential new uses of existing medicines in our portfolio that may be able to help infected patients.

To help keep our colleagues safe, in early March 2020, where possible, we transitioned our colleagues to a fully remote access working model, and subsequently rolled out a new work model, "Log in for Your Day," which provides colleagues the flexibility to work remotely while still maintaining the ability to connect and collaborate. For colleagues who were and continue to be required to be on-site for critical research and to produce the medicines needed by patients around the world, our "front-line heroes," we implemented safety protocols at all sites, and increased the use of CDC-recommended cleaning and disinfecting products in and on all high-touch point areas. In addition, colleagues were required to follow key public health guidance regarding regular handwashing, best practices for respiratory health, and appropriate social distancing. We also reviewed our compensation and benefits programs, policies and coverage and made some benefit modifications to help ensure that our colleagues have the support they need in this challenging time and continue to do so.

2020 was a successful year (as described below) for Pfizer and we are well positioned to operate as a global, science-driven biopharmaceutical company delivering anticipated sustained growth and continue to remain firmly committed to fulfilling our company's purpose — *Breakthroughs that change patients' lives*.

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* Upjohn was a global, primarily off-patent branded and generics medicines business that was spun-off on November 16, 2020 and combined with Mylan to create Viatris Inc. (Viatris).

FINANCIAL HIGHLIGHTS AND STRATEGIC ACCOMPLISHMENTS

- Achieved full-year 2020 revenues totaling $41.9 billion, representing 2% growth (versus last year). Excluding the unfavorable impact of foreign exchange ($331 million), the impact of 2019 Consumer Healthcare revenues ($2.1 billion) and revenues for our COVID-19 vaccine ($154 million), revenues increased 8% operationally, reflecting strong growth from Vyndaqel/ Vyndamax, Eliquis, Ibrance outside developed Europe, Inlyta, Xeljanz, Xtandi, Prevenar 13 outside the U.S., oncology biosimilars and certain products in the Hospital therapeutic area in the U.S. partially offset by Enbrel internationally and Prevnar 13 and Chantix in the U.S.[1];
- Announced on December 28, 2020, a collaboration with Myovant to jointly develop and commercialize Orgovyx™ (relugolix) in advanced prostate cancer and women's health in the U.S. and Canada;
- Closed on November 16, 2020, the spin-off of our Upjohn business and combination of Upjohn with Mylan to form Viatris Inc. (the Transaction);
- Announced on September 30, 2020, a collaboration with CStone Pharmaceuticals (CStone) to develop and commercialize a PD-L1 antibody, sugemalimab, and to bring additional oncology assets to China;
- Held a two-day virtual Investor Day event for the first time in more than 12 years detailing the company's R&D pipeline;
- Entered into an agreement on April 30, 2020, to co-develop and commercialize Valneva's Lyme disease vaccine candidate VLA15;
- Entered into a global agreement with BioNTech on April 9, 2020, to co-develop a potential first-in-class, mRNA-based coronavirus vaccine program, aimed at preventing COVID-19 disease;
- Achieved Emergency Use Authorization of COVID-19 mRNA vaccine in multiple jurisdictions including the U.S., EU and U.K.;
- Launched a Five-Point Plan, which called on all members of the innovation ecosystem – from large pharmaceutical companies to the smallest of biotech companies, from government agencies to academic institutions – to commit to work together in addressing the dire COVID-19 crisis;
- Provided contract manufacturing services at Pfizer's McPherson, Kansas facility to manufacture and supply remdesivir for Gilead Sciences, Inc., supporting efforts to scale up supply of the investigational treatment for COVID-19; and
- Obtained 7 regulatory approvals for either new drugs or new indications.

PRODUCT ACCESS AND HEALTH INVESTMENTS

- Announced $40 million commitment from Pfizer Inc and The Pfizer Foundation[2] in medical and charitable cash grants to help combat the health effects of the COVID-19 pandemic in the U.S. and around the world;
- Reached more than 58 million patients[3] through programs for medicines and vaccines intended to facilitate access for individuals facing challenges or barriers through traditional commercial delivery channels (private or public);
- Donated more than 31.1 million doses of Zithromax® to the International Trachoma Initiative for 12 countries, reaching cumulative donations of more than 925 million doses since 1998;
- Reached over 1 million new patients with improved infectious disease care through The Pfizer Foundation[2] infectious disease global grants portfolio; and
- Provided $2.5 million in charitable funding to 10 organizations in the U.S. working to improve health outcomes and reduce disparities in equitable care for African-American communities.

[1] For additional information on the company's operational revenue performance, see the "Analysis of the Consolidated Statements of Income" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2020 Annual Report on Form 10-K. Beginning in the fourth quarter of 2020, the financial results of the Upjohn Business are reflected as discontinued operations for all periods presented.

[2] The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

[3] Approximate patient count includes: U.S. and non-U.S. patient assistance programs; product donations, and tenders with national and multi-lateral procurement agencies.

ADVANCING OUR R&D PIPELINE

As of February 2, 2021, we had the following number of projects in various stages of R&D:



Discovery Projects	**Phase 1** 27 Experimental medicine tested for first time in human clinical trials	**Phase 2** 35 Trials focused on medicine's effectiveness, ideal dosage and delivery method	**Phase 3** 24 Test results of earlier trials on larger populations in randomized trials to analyze risks and benefits	**Registration** 9 Applications filed with appropriate regulatory authorities when trials results warrant	**Total** 95

Given the strategic importance of advancing our R&D pipeline, effective for 2020, the Committee added an R&D pipeline achievement factor to the existing short-term incentive financial metrics (described later in this Proxy Statement) in determining funding of the short-term incentive.

Over the past five years, we have had significant improvements in our clinical success rates driven by a purposeful R&D turnaround strategy that we began a decade ago. As compared with industry benchmarks, between 2015 and 2020:

Clinical Trial Success Rates* (new molecular entities only)	Phase 1 (3-year avg.)	Phase 2 (5-year avg.)	Phase 3/Registration (5-year avg.)	End-to-End Success Rate
Pfizer[1] (through 2020)	48%	52%	85%	21%
Industry[2] (through 2019)	40%	29%	72%	8%
Pfizer[3] (through 2015)	48%	15%	70%	5%

* The analysis includes only studies involving new molecular entities.
[1] Success rates for Phase 1 are based on a 3-year rolling average (2018-2020); rates for Phase 2 and 3/Registration represent a 5-year rolling average (2016-2020).
[2] Success rates are based on a 5-year rolling average for Phase 2 and Phase 3 studies, and a 3-year rolling average for Phase 1 studies, with the cut-off for the analysis ending on fiscal year-end 2019, which is the most recent information available. The "industry" in this analysis was based on the Pharmaceutical Benchmarking Forum's participant companies: AbbVie Inc.; Allergan PLC (which was acquired by AbbVie Inc. in May 2020); Bayer AG; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; Johnson & Johnson; Merck & Co, Inc.; Novartis AG; Pfizer; Roche and Sanofi.
[3] Success rates for Phase 1 are based on a 3-year rolling average (2013-2015); rates for Phase 2 and 3/Registration represent 5-year rolling average (2011-2015).

OUR SHAREHOLDER RETURN



Quarterly Dividends 6% ↑ Compared to 2019	**One-year TSR** 3.2% ↑ Year-End 2020	**Three-year TSR** 19.9% ↑ Year-End 2020	**Five-year TSR** 45.2% ↑ Year-End 2020	**Capital Returned to Shareholders (cash dividends)** $8.4B in 2020

2020 Executive Compensation Highlights

Annually, the Committee performs a comprehensive review of our executive compensation program to ensure it is aligned with our long-term business strategy, drives performance and reflects shareholder engagement and feedback, as appropriate. As part of this review, FW Cook & Co., the Committee's independent compensation consultant, provides the Committee with a review of executive compensation trends and best practices, as well as any relevant regulatory updates that may impact our short- and long-term executive compensation programs. The Committee uses this information to inform decisions on executive compensation and to validate the link between pay and performance.

Based on the Committee's annual review and in response to changing business needs and market best practices, the Committee took the following actions relating to the leadership transition and to enhance our executive compensation program in 2020 (as described below):

2020 KEY EXECUTIVE COMPENSATION COMMITTEE ACTIONS

LEADERSHIP TRANSITION	• Effective January 1, 2020, Albert Bourla was elected Chairman in addition to his role as CEO by the Board of Directors. The company entered into a short-term consulting arrangement with Ian Read, the former Executive Chairman of Pfizer's Board of Directors. The agreement ended on the closing of the Upjohn Transaction (November 16, 2020) and Mr. Read joined the Board of Viatris.
IMPACT OF COVID-19 ON EXECUTIVE COMPENSATION PROGRAMS	• Throughout the year, the Committee reviewed the executive compensation program in light of the potential impacts of the pandemic and, in consultation with its independent compensation consultant, ultimately decided not to make any changes to the executive compensation program in effect for 2020.
ANNUAL SHORT-TERM INCENTIVE/ GLOBAL PERFORMANCE PLAN (GPP) **Added Pipeline Achievement Factor As A Metric**	• Consistent with shareholder feedback we received from the 2019 Shareholder Outreach program, the Committee reviewed and discussed various alternative approaches to incorporate the pipeline metrics into the GPP throughout 2019. The Committee approved, effective for the 2020 performance year, adding the R&D pipeline achievement factor to the existing short-term incentive financial metrics. • The pipeline achievement factor provides for shared accountability and better strategic focus on the growth of our R&D pipeline. As solely an innovative biopharmaceutical company, it is important that rewards are closely aligned with both financial and pipeline goals as the pipeline progress is key to our future success.
PEER GROUP MODIFICATION	• The Committee approved several changes in the composition of the General Industry Comparator Group used to measure relative performance and benchmark compensation. Based on our pre-established criteria, we removed AT&T and UnitedHealth Group and added Abbott Laboratories, effective January 1, 2021. These changes strengthen alignment with the Comparator Group, which is reflective of the companies most similar to Pfizer in terms of revenue, market capitalization, scope, complexity and pay models.
SEMESTER GOALS AND ASSESSMENT	• Effective January 1, 2020, the company implemented semi-annual goals and assessment reviews with the Committee's approval. This shorter time frame heightens the focus on driving performance, which the company believes will improve results and better align pay with performance, as well as strengthen colleagues' engagement, motivation, and accountability. Setting and assessing these goals on a semi-annual basis, provides the Committee with enhanced insight into the dynamic factors that impact Pfizer's business and allows more accurate and meaningful goals that align with our evolving strategic objectives to be set.

SPIN-OFF TRANSACTION AND ADJUSTMENT TO OUTSTANDING EQUITY AWARDS AND RETIREMENT PLANS

On November 16, 2020, we completed the spin-off and the combination of the Upjohn business with Mylan to form Viatris. Pfizer stockholders received approximately 0.124079 shares of common stock of Viatris for every one share of Pfizer common stock held by such Pfizer stockholders, as of the close of business on November 13, 2020 (the record date). As of the closing of the Transaction, Pfizer stockholders owned approximately 57% of the outstanding shares of Viatris common stock, and Mylan shareholders owned approximately 43% of the outstanding shares of Viatris common stock, in each case on a fully diluted, as-converted and as-exercised basis.

In connection with the Transaction, consistent with the terms of the 2019 Stock Plan, the Committee adjusted the long-term incentive (LTI) awards, outstanding at the close of the Transaction, to reflect the impact of the Transaction. To maintain alignment solely with Pfizer, effective as of the closing of the Transaction, the awards were adjusted using the "Concentration Method" which enables Pfizer award holders to continue to only hold Pfizer-based LTI awards and earn the related compensation solely based on their service to Pfizer and Pfizer performance. The adjustments were accomplished by providing additional Pfizer units to holders of outstanding awards and non-employee Directors rather than the Viatris dividend provided to stockholders in order to maintain the same value post-Transaction as the value of the outstanding awards prior to the Transaction (subject to rounding). All other terms and conditions of the awards, including vesting and separation provisions, remained the same. Adjustments to outstanding LTI awards were made in accordance with the terms of the 2019 Stock Plan and did not result in any additional cost to the company.

To maintain the same value (pre- and post-Transaction), the following equitable adjustments to the units and prices (subject to rounding), if applicable, were made:

• Outstanding LTI awards (including reinvested dividend equivalent units and grant prices, as applicable) were adjusted based on the Concentration Method. For details on the exchange ratio adjustment, see "Note" to the "*2020 Outstanding Equity Awards at Fiscal Year-End Table*" later in this Proxy Statement. The holders of LTI awards did not receive the Viatris stock dividend following the adjustment.

• Holders of outstanding Pfizer stock (in the Pfizer Stock funds held in the Savings Plans) received the Viatris stock dividend which, in the case of the Savings Plans, is held in the Viatris stock/stock fund (as applicable) within the respective plan.

• Stock units held notionally in various non-qualified plans including the Pfizer Supplemental Savings Plan (PSSP), Pfizer Inc. Deferred Compensation Plan (DCP) and the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors were adjusted using the Concentration Method (discussed above).

Pfizer's Executive Compensation: Pay-for-Performance Philosophy and Program Objectives

The Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value.



OUR PHILOSOPHY

- Aligns each executive's compensation with Pfizer's short- and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success;
- Delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs), as long-term compensation directly related to Pfizer's TSR and to other performance factors, that measure our progress against the goals of our strategic and operating plans; and
- Benchmarks our performance and compensation against that of our Pharmaceutical Peer and General Industry Comparator Groups with consideration of company market capitalization and complexity as indicated by revenues, range of products, international operations and other factors to set target levels of compensation and determine the value and level of award opportunities.

Pfizer's executive compensation program is designed to strengthen the link between pay and performance.

OUR EXECUTIVE COMPENSATION PROGRAM

- Aligns interests of participants, including key executives, with the long-term interests of our shareholders;
- Attracts, retains and motivates participants, including key executives, to drive our business and financial performance; and
- Links a significant amount of executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

2020 NEO Pay Mix

Our executive compensation program consists of three key components: year-end salary and target annual short- and long-term incentive awards.

CEO - 2020 Target Total Direct Compensation



75%
Annual
Long-Term
Incentive
(Target)
91%
Performance-
Based
9%
Year-End
Salary
16%
Annual
Short-Term
Incentive
(Target)

Other NEOs - 2020 Target Total Direct Compensation (Average)



63%
Annual
Long-Term
Incentive
(Target)
81%
Performance-
Based
19%
Year-End
Salary
18%
Annual
Short-Term
Incentive
(Target)

The company believes in the importance of alignment between executives and shareholders. One illustration of this alignment is our stock ownership guidelines which require the CEO to own Pfizer stock with a value equal to at least six times his annual salary and each remaining NEO to own at least four times their respective annual salary. These guidelines include progressive steps to reach these ownership levels within five years (see "***Stock Ownership and Holding Requirements***" later in this Proxy Statement).

2020 NEO Total Direct Compensation (TDC)

The Committee uses a "performance-year" TDC approach to determine TDC competitiveness versus peers, and to evaluate the alignment of annual pay and performance. The performance-year TDC differs from the amount reported in the Summary Compensation Table (SCT) TDC. The main difference between the performance-year TDC and SCT TDC, as illustrated below, is the equity grant amount.

Elements of 2020 Performance-Year TDC:

2020 Performance-Year Total Direct Compensation

Base Salary (December 31, 2020)	2020 Short-Term Incentive (Paid March 2021)	Approved Long-Term Incentive (Granted February 25, 2021)

Elements of 2020 SCT TDC:

2020 SCT Total Direct Compensation

Base Salary (Earned in 2020)	2020 Short-Term Incentive (Paid March 2021)	Long-Term Incentive ("Granted" in 2020*)

* Consists of Total Shareholder Return Units (TSRUs) (granted in 2020) and one-third of each of the 2018, 2019 and 2020 PSA grants (deemed granted for accounting purposes in 2020 when the 2020 operating goal was set).

The performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to and in consideration of the individual's performance in the performance year (made in February following the performance year), without regard to when the annual LTI performance goal is set for PSAs.

This contrasts with the SCT TDC, which reflects the grants made during the year for which the applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are included when the applicable goals are set; therefore, one-third of the PSAs is included in the SCT TDC in each of the three performance years as a result of the use of three, separately established annual goals.

2020 NEO PERFORMANCE-YEAR TDC AND SUMMARY COMPENSATION TABLE TDC

As illustrated in the chart below, Dr. Bourla's performance-year TDC is $21.14 million compared to his 2020 SCT TDC value of $18.82 million. The difference in the values is attributed largely to the LTI value included for the performance-year ($14.00 million) versus the accounting value required for reporting in the Summary Compensation Table ($11.68 million). Accounting rules recognize our 2018, 2019 and 2020 PSA grants on a pro-rata basis (as described above).

The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective role, area or function. The table below provides the 2020 Performance-Year TDC versus the 2020 SCT TDC for the NEOs and is not intended as a substitute for the SCT.

		Performance-Year Compensation				Summary Compensation Table[1]	
Name	Year	Year-End Salary (A) ($)	Annual Short-Term Incentive Award (paid in 2021) (B) ($)	Annual LTI Award[2] (granted in February 2021) (C) ($)	Total Direct Compensation (D=A+B+C) ($)	Total Direct Compensation (Salary + Non-Equity Incentive (bonus) + equity awards valued on accounting basis) (E) ($)	Total (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) (F) ($)
A. Bourla	2020	1,650,000	5,491,800	14,000,000	21,141,800	18,822,568	21,033,570
F. D'Amelio	2020	1,545,000	2,470,000	6,000,000	10,015,000	9,540,783	11,376,096
M. Dolsten	2020	1,445,000	2,600,000	6,000,000	10,045,000	8,753,167	10,149,624
A. Hwang	2020	1,190,000	2,387,800	4,500,000	8,077,800	7,037,491	7,883,447
J. Young	2020	1,295,000	1,800,000	4,000,000	7,095,000	6,986,796	8,989,193

[1] SCT TDC (column E) includes salary, non-equity incentive compensation and equity awards made during 2020 with their value based on accounting rules (which reflects the TSRUs granted in 2020, and the value of one-third of each of the 2018, 2019 and 2020 PSAs). The SCT "Total" (column F) is composed of Total Direct Compensation (column E), plus the change in pension value (frozen pension benefits on December 31, 2017; change is attributed to decline in interest rates) and All Other Compensation.

[2] Annual LTI Award (column C) amounts represent the 2021 annual LTI award value, which includes the value of the TSRUs and the full PSA grant value, and is reflective of LTI awards associated with the NEO's respective roles. These LTI grant values differ from the accounting values shown in the 2020 Summary Compensation Table.

2020 KEY PLANNING CYCLE

The below graphic illustrates key elements of the annual compensation planning cycle:

JANUARY – MARCH

- Complete ELT Semester year-end performance assessments for prior year and Semester 1 goals (for current performance period)
- Review and finalize prior year's incentive plan performance results and funding level
- Review and approve annual ELT compensation (salary, bonus and long-term incentive awards) and annual LTI grants for all other participants
- Conduct annual risk assessment on our executive compensation and global compensation programs and policies
- Review and approve proxy materials
- Approve various incentive plan metrics and targets for current performance period

APRIL – JUNE

- Consider shareholder feedback from outreach discussions and the results of the say-on-pay vote
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Conduct an annual proxy analysis of NEO pay of comparator companies
- Review proxy advisory firms' analyses of current proxy statement





OCTOBER – DECEMBER

- Commence CEO and ELT performance assessments
- Conduct annual executive stock ownership review
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Identify and commence gathering information for potential NEOs for the upcoming proxy statement
- Engage in shareholder outreach discussions and consider shareholder feedback in decisions regarding plan components
- Review and approve Compensation Committee Charter and various policies



JULY – SEPTEMBER

- Review CEO and ELT Semester 1 performance assessments and Semester 2 goals
- Review year-to-date performance relating to the annual incentive plan and the equity-based performance awards
- Review the composition of the Pharmaceutical Peer and General Industry Comparator Groups

Compensation Practices

COMPENSATION RISK ASSESSMENT

Pfizer continues to implement and maintain leading practices in its compensation program and conducts an annual comprehensive assessment of the potential risks related to our compensation program, policies and practices.

Executive Compensation Program. The Committee's independent advisor conducts an annual risk assessment on behalf of, and subject to review by, the Committee. The assessment focuses on (1) ensuring there is an appropriate balance in our program structure to mitigate compensation-related risk with cash versus stock, short-term versus long-term measurements and financial versus non-financial goals; and (2) best-practice policies to mitigate compensation-related risk including recovery/clawback policies, stock ownership guidelines, equity administration rules, and insider-trading and hedging prohibitions.

Global Compensation Programs. An assessment of our compensation programs globally is designed with outside counsel and conducted annually by management and reviewed by the Committee and its independent advisor. The assessment includes the evaluation of our global sales incentive and commission plans, and takes into consideration the plan metrics, plan participation rates, recovery/clawback policies and provisions and other risk-mitigation factors, as well as the maximum potential payouts.

LEADING COMPENSATION PRACTICES

What We Do	What We Do Not Do
✓ Risk Mitigation	✖ Hedging or Pledging
✓ Compensation Recovery/Clawback	✖ Employment Agreements
✓ Stock Ownership Requirements	✖ Change in Control Agreements
✓ Minimum Stock Vesting Required	✖ Repricing
✓ Robust Investor Outreach	✖ "Gross-Ups" For Excise Taxes or Perquisites
✓ Independent Compensation Consultation	

2020 Advisory Vote on Executive Compensation and Shareholder Outreach Program

Pfizer is committed to open and continued communications with our shareholders and has a robust outreach program. Pfizer's executive compensation program has received strong shareholder support over the past several years. At the 2020 and 2019 Annual Meetings, Pfizer's executive compensation program received support of 95.0% and 94.9% of the votes cast, respectively. Our Committee and the other members of our Board view this consistent high level of support from our shareholders as a result of our commitment to ensure a strong link between pay and performance. The feedback we received during our extensive shareholder outreach, as well as our shareholders' votes, reflects strong support for our executive compensation program, pay-for-performance compensation philosophy and goals, market best practices and focus on shareholders' interests.

KEY EXECUTIVE COMPENSATION PROGRAM TOPICS FROM SHAREHOLDERS

Shareholder Topics/Questions	Committee's Response
Impact of COVID-19 on Executive Compensation Has the Committee considered changes to the executive compensation program in light of the COVID-19 pandemic?	Throughout the year, the Committee monitored the potential impact of the pandemic on the executive compensation program and ultimately decided not to make any changes to the executive compensation program in effect for 2020. Consistent with the terms of the program, the Committee set the bonus pool funding based on Pfizer's 2020 performance including recognition of the extraordinary work in delivering the first COVID-19 vaccine authorized for emergency use in the U.S.
Impact of Vaccine Development on Compensation Will there be additional incentives received in connection with the COVID-19 vaccine or therapeutics development?	Pfizer's executive compensation program is designed to reward both short- and long-term performance and is aligned with shareholders' interests. The focus on the development of the COVID-19 vaccine and other potential therapeutic treatments is about our purpose — *Breakthroughs that change patients' lives.* Our main driver and focus in developing a vaccine solution was to help address this global health crisis; we moved forward at-risk in capital advancements without regard to the return on investment or increasing annual bonuses/incentives as evidenced by our at-risk investments in manufacturing, such as advance purchases of raw materials, including specialized lipids, freezers and specialized transportation shippers. For Pfizer, the development of vaccines and therapeutics is at the heart of our business. Accordingly, there have not been additional financial incentives or rewards for the vaccine or potential therapeutics development and as noted above, there were no changes to the existing provisions of the plan. However, the COVID-19 vaccine sales (in late 2020) had a positive impact on the financial performance and, as such positively impacted the funding of the bonus pool in which approximately 40,000 colleagues, including many of those working in these areas, participate in the annual short-term incentive plan. This annual short-term incentive plan is described in detail elsewhere in this Proxy Statement. Our short-term incentive plan provides an annual bonus based on company and individual performance, with limited Committee discretion. Separately, outside of the executive compensation program, in June 2020, Pfizer provided a one-time bonus (essential services bonus) to select non-management colleagues, generally in manufacturing, supply chain and R&D, who were required to work on-site during the height of the pandemic. This was shared with shareholders and other stakeholders during the 2020 Shareholder Outreach Program and was very well-received.
Enhance Disclosure on Clawback Policy Has the Committee considered enhancing disclosure around the ability to recover cash or equity awards after vesting but prior to settlement or payment for actions by the executive that the Committee determines to be detrimental to the company?	Our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and reduction of outstanding awards and the return of shares or cash paid or gain realized from an award, if the holder engages in certain activities that are determined by the Committee to be detrimental to the company as set forth in the grant documents. We expanded our disclosure in our "*Compensation Recovery/Clawback* " section of this CD&A to provide further clarity.
Add Environmental, Social, and Governance (ESG) Metrics to Incentive Programs Has the Committee considered adding ESG metrics to the short- or long-term incentive programs?	The Committee annually reviews the components of the short- and long-term incentive programs to ensure a strong link between pay and performance. The company views corporate responsibility and sustainability as integral to our business strategy and we remain committed to being a responsible corporate citizen. The company has had a number of discussions with shareholders and other stakeholders in an effort to identify appropriate metrics for use in our short-term incentive program. The Committee is aware of the importance of ESG factors to some investors and society, and continues to evaluate the possibility of including ESG metrics into Pfizer's executive compensation program. These factors are already incorporated, when appropriate, into certain Pfizer colleagues' performance goals.

2020 Executive Compensation Program Summary

Element/Type	Performance Measure	Terms	Objectives
Salary (Cash)	Fixed cash compensation; reviewed annually and adjusted, as appropriate	The fixed amount of compensation for performing day-to-day responsibilities which is set based on market data, job scope, responsibilities and experience. Generally reviewed annually for a potential increase based on a number of factors, including market levels, performance and internal equity	Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent
Annual Short-Term Incentive/ Global Performance Plan (GPP) (Cash)	Company, Operating Unit/Function and Individual Performance Plan funded based on Pfizer's performance and weighted as follows: – 40% Revenue, – 40% Adjusted Diluted EPS, and – 20% Cash Flow from Operations – up to +/- 25% Pipeline Achievement Factor	Aggregate pool is funded based on both the performance against Pfizer's annual financial goals and achievement of pre-set pipeline goals to drive sustained portfolio delivery Individual awards are based on operating unit/function and individual performance measured over the performance year	Provides incentive to executives for achieving short-term results that create sustained future growth and long-term shareholder value
Annual Long-Term Incentive Compensation (100% Performance-Based Equity) **5- and 7-Year Total Shareholder Return Units (TSRUs)** Each represents 25% of total annual grant value (50% in total)	Absolute TSR	5- and 7-Year TSRUs generally vest three years from the grant date and are settled on the fifth or seventh anniversary of the grant date, respectively The value earned for each TSRU is equal to the difference between the Settlement Price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the Grant Price (the closing price of Pfizer common stock on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative	Provides direct alignment with shareholders as awards are tied to absolute TSR
Performance Share Awards (PSAs) Represents 50% of total annual grant value	Adjusted Net Income* and relative TSR	PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant based on performance PSAs are paid based on the company's performance against a combination of an adjusted net income* goal, set annually, over three one-year periods and relative TSR, as compared to the DRG Index, over a three-year period. The payout is capped at target if TSR for the performance period is negative Dividend equivalents are applied to the number of shares actually earned under the award, if any, at the end of the performance period Earned PSAs and dividend equivalents are paid in cash or shares of Pfizer common stock	Provides alignment with shareholders by aligning compensation to operational goals and relative TSR over a three-year performance period

* Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

2020 Executive Compensation Program Summary (cont'd)

Element/Type	Plan/Program	Terms	Objectives
Retirement	Pension Plan**	Provides retirement income for eligible participants based on years of service and frozen final average earnings through December 31, 2017	Provides retirement income based on tenure and compensation, up to IRC limits
	Supplemental Pension Plan**	Provides retirement income relating to compensation in excess of the IRC limitations under the same formula as the qualified pension plan noted above	Provides retirement income based on tenure and compensation, without regard to IRC limits
	Savings Plan	A qualified 401(k) savings plan that provides participants with the opportunity to defer a portion of their eligible pay up to the IRC limitations and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, since 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5%-9%)	Provides retirement income through 401(k) deferrals, company matching contributions and an RSC, up to IRC limits
	Supplemental Savings Plan	Provides savings opportunity relating to eligible compensation in excess of the IRC limitations under the same formula (matching contributions and RSC) as the qualified savings plan noted above	Allows for deferrals, company matching contributions and RSC without regard to IRC limits
Other	Perquisites	Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, home security and certain personal travel benefits for the CEO and other NEOs	Provides additional benefits consistent with competitive practices. Increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities

** Plans were closed to new participants effective January 1, 2011 and benefits were frozen on December 31, 2017.

SECTION 1 – Elements of Our Executive Compensation Program

2020 Salaries

Salary is a fixed amount of compensation for performing day-to-day responsibilities. Salary represented approximately 9% of target total direct compensation (year-end salary and target annual short- and long-term incentives) for the CEO and approximately 19% for the other NEOs (see **"2020 NEO Pay Mix"** earlier in this Proxy Statement). Base salaries are reviewed on an annual basis and in connection with a promotion and/or other changes in responsibilities.

The table below shows the annual salaries for our NEOs set by the Committee:

Name	April 1, 2020 Salary ($)
A. Bourla*	1,650,000
F. D'Amelio	1,545,000
M. Dolsten	1,445,000
A. Hwang	1,190,000
J. Young	1,295,000

* Salary as of January 1, 2020.

2020 Annual Incentive Award Program/Global Performance Plan (GPP)

The annual short-term incentive is provided to eligible colleagues and starts with the determination of individual targets. For details related to the target annual incentive award opportunity and target setting, see "***How We Establish Targets***" elsewhere in this Proxy Statement. The Committee determined the annual incentive bonus percentage funding based on a holistic review under the provisions of the plan which includes the company's performance against three pre-set weighted financial goals that are based on Pfizer's annual operating plan, its achievement of pre-set pipeline goals related to sustained portfolio delivery and consideration of other factors. Achievement versus our financial pre-set goals is measured using the same key operating assumptions as those in our annual budget.[1]

Determining Annual Incentive Pool Funding Summary:



1A

DETERMINE FINANCIAL PERFORMANCE METRICS[2]: Annually, the Committee evaluates the previously selected financial measures and determines whether different or additional measures should be used to fund the GPP pool for the next performance year. Metrics selected should support Pfizer's annual operating plan, promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals without encouraging unnecessary or excessive risk-taking; and be consistent with best practices prevalent within our industry.

For annual incentive purposes, the weighted financial goals were:

Metric and Weighting	Rationale
Total Revenue (40%)	A leading indicator of performance and value creation; provides a clear focus on growth; an important measure in our industry; understandable with a clear line of sight and employee impact.
Adjusted Diluted EPS (40%)	A measure of income that provides focus on profitable growth and expense control; viewed as a strong indicator of sustained performance over the long term; understandable with a clear line of sight and employee impact.
Cash Flow from Operations (20%)	A measure that provides focus on generating cash in the short-term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control and on improving working capital; a strong link to long-term shareholder value creation.



1B

DETERMINE PIPELINE PERFORMANCE GOALS: The goals encompass various R&D milestones in the drug development phases from early-to late-stages, helping to ensure that the focus is on the entire pipeline portfolio. The annual goals align with the company's portfolio strategy.

Pipeline Achievement Factor	Rationale
Pipeline Achievement (up to +/- 25%)	To recognize the progress and delivery of the R&D pipeline in all development phases, helping to ensure that the organization focuses on the entire Pfizer product portfolio.



2

EVALUATE FINANCIAL AND PIPELINE PERFORMANCE AND REVIEW OTHER QUALITATIVE FACTORS: Pfizer's financial performance was the primary and first factor for determining the GPP pool funding. The initial pool funding was determined using a matrix of varying performance levels for financial results against the selected metrics. The Committee then considered product pipeline performance to determine the factor (up to +/- 25 percentage points) to apply to the achievement range determined by the financial performance. In addition, the Committee may consider other qualitative factors to determine funding within the applicable range corresponding to the performance of both the financial metrics and pipeline. This qualitative review may include an evaluation of other factors that may impact performance, broader benefits to society and the enhancement of the company's reputation.



3

APPROVE GPP FUNDING: The Committee has determined that its evaluation process provides the appropriate limited flexibility to determine the final GPP pool funding based upon a holistic review of Pfizer's performance and not just on financial and pipeline performance. Upon completion of its review, the Committee approves the GPP pool funding.



4

ALLOCATE FINAL GPP FUNDING: For 2020, the CEO allocated the same funding to each operating unit/function and provided direction to the leaders to ensure appropriate differentiation so that pay is more closely aligned with individual performance and contributions.

(1) Includes budgeted foreign exchange rates, business development activity (e.g., acquisitions or divestitures), planned increases in the pricing of our medicines, planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. Normal, ongoing defense costs of the company or settlements of and accruals for legal matters made in the normal course of our business would be included in the calculation.

(2) See "***Financial Measures***" for a comparison of U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP numbers to these objectives for annual incentive purposes and "***Financial Results for Annual Incentive Purposes***" as noted below.

FINANCIAL RESULTS FOR ANNUAL INCENTIVE PURPOSES

In the first quarter of 2020, the Committee set the target goals for annual incentive purposes and adopted a matrix to use in applying the pipeline achievement factor. The Committee continued to take a rigorous, holistic approach designed to ensure goals set in our incentive programs drive strong performance without encouraging unnecessary or excessive risk-taking. Given how certain factors can change in any given period, the Committee believes that in its determination of whether goals are challenging and rigorous, it should consider all relevant factors and not merely a year-over-year comparison. The financial metrics were set utilizing a budgeting approach that considered prior year's performance, expected growth, the impact of business development activity, impact of losses of exclusivity and fluctuations in foreign exchange rates. The Committee then determined that a sufficient degree of stretch existed in the targets (see *"Determining Annual Incentive Pool Funding Summary"* for additional information).

These financial results are different than our results under GAAP. See *"Financial Measures"* for a comparison of U.S. GAAP numbers to these objectives for annual incentive purposes.

2020 FINANCIAL OBJECTIVES (FOR ANNUAL INCENTIVE PURPOSES)

The table below provides a comparison of 2019 Results with 2020 Threshold, Target and Results.

Weighting	Financial Objectives (For Annual Incentive Purposes)	2019 Results[1] ($)	2020 Threshold[2] ($)	2020 Target[2] ($)	2020 Results[2] ($)
40%	**Total Revenue**[3]	52.4 billion	45.5 billion	49.2 billion	50.0 billion
40%	**Adjusted Diluted EPS**[4]	3.00	2.64	2.83	2.97
20%	**Cash Flow from Operations**[5]	12.9 billion	8.0 billion	11.5 billion	14.5 billion

[1] The 2019 amounts shown in the table are adjusted to reflect the partial year impact from Consumer Healthcare and Array BioPharma Inc.
[2] 2020 Threshold, Target, and Results for Annual Incentive Purposes presented on a consistent basis including Upjohn results.
[3] Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. Therefore, 2020 and 2019 results differ from U.S. GAAP revenues of $41.9 billion and $41.2 billion, respectively.
[4] Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates assumed in each respective year and excludes certain non-recurring items. See *"Financial Measures"* for a comparison of U.S. GAAP diluted EPS and non-GAAP Adjusted Diluted EPS for 2020 and 2019 for annual incentive purposes. See "Non-GAAP Financial Measure (Adjusted Income) – Certain Significant Items" in Management's Discussion and Analysis in the 2020 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.
[5] 2019 and 2020 Results exclude certain discretionary timing items for compensation purposes (non-GAAP amounts).

Note: See *"Financial Measures"* for a comparison of 2020 and 2019 U.S. GAAP revenues and U.S. GAAP diluted EPS and non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes, respectively. Adjusted Diluted EPS is defined as U.S. GAAP Diluted EPS excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted Diluted EPS for annual incentive purposes are not, and should not, be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For more information on revenues, see "Revenues–Overview" in Management's Discussion and Analysis in the 2020 Annual Report on Form 10-K.

PIPELINE ACHIEVEMENT FACTOR

While prior to 2020, the Committee could consider pipeline performance in determining the bonus pool funding, effective for 2020 and consistent with shareholder feedback received in 2019, the Committee formalized the use of pipeline performance in the bonus pool funding process. Annually, the Committee establishes the pipeline achievement goals in collaboration with the Science and Technology (S&T) Committee of the Board based on work of the Portfolio Strategy and Investment (PSI) Committee, a committee comprised of members of senior management that governs major pipeline investment and strategic R&D priorities. The established pipeline goals are set at levels that the Committee believes require exceptional performance and execution to achieve without encouraging unnecessary or excessive risk-taking. The pipeline goals align with the company's end-to-end pipeline development and reinforce Pfizer's portfolio strategy and culture. The Committee believes the achievement on key pipeline goals covering various drug development stages, such as R&D milestones, approvals, pipeline growth, and clinical progress will drive long-term shareholder value. The S&T and PSI Committees review, pressure test and validate the achievements and provide the Committee with a scoring recommendation based on the performance against each pre-set goal.

Using the scoring recommendation as a guideline, the Committee then evaluates the pipeline performance holistically. The pipeline performance assessment not only accounts for organic growth, but also other factors, such as acquired assets, recent product approvals and the robust nature of the pipeline. Based on the Compensation Committee's overall pipeline performance assessment, which is endorsed by the S&T Committee, the Compensation Committee approves a rating and the final pipeline achievement adjustment factor (if any). Only an assessment exceeding target levels will result in a positive bonus pool funding adjustment (up to +25 percentage points); meeting target levels will not result in a pipeline achievement adjustment. Below target level performance would result in a negative bonus pool funding adjustment (up to -25 percentage points). The Committee continues to apply a 200% cap to the annual short-term incentive program payout, inclusive of the pipeline achievement factor. The Committee recognized that 2020 was exceptional as pipeline progress overall was strong, and most noteworthy was the work done to design, test, obtain authorization and deliver the first COVID-19 vaccine authorized for emergency use in the U.S. The Committee recognized this year with the maximum pipeline achievement factor applied for 2020 so that individuals most responsible for this success could be appropriately recognized for their exceptional work.

2020 ANNUAL INCENTIVE AWARDS

Pfizer performed well during a challenging 2020, exceeding target for each of the financial metrics, and had outstanding progress on the product pipeline as noted above. The Committee recognized the exceptional performance in 2020 and based on the provisions in the plan approved an overall funding of 170%.

In February 2021, the Committee determined the annual incentive awards for the NEOs for 2020 performance, considering the following:

- Dr. Bourla's performance as Chairman and CEO with input from the other independent Directors and advice from the Committee's independent compensation consultant, to determine his 2020 annual incentive award.

- Dr. Bourla submitted 2020 annual incentive award recommendations to the Committee for each of the other NEOs (as well as the other ELT members) based on his evaluation of their individual performance and the performance of their respective operating unit/ function.

  ◦ The Committee, with input from the other independent Directors and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.

  ◦ After review of the performance assessments for Drs. Bourla and Dolsten and Ms. Hwang, the Committee approved maximum payouts to reflect their exceptional performance in 2020 (see "*2020 NEO Performance Summaries*" later in this Proxy Statement).

- The independent Directors reviewed and ratified the 2020 annual incentive awards for the CEO and other NEOs (as well as the other ELT members), as approved by the Committee.

Annual incentive award targets and payout ranges for 2020, as well as the actual annual incentive award payouts for each of the NEOs, are:

Name	2020 Salary Grade Midpoint ($)[1]	Target Payout as a % of Salary Midpoint	Payout Range as a % of Salary Midpoint	Target Award ($)	Maximum Award ($)[2]	Actual Award ($)
A. Bourla	1,830,600	150%	0-300%	2,745,900	5,491,800	5,491,800
F. D'Amelio	1,300,000	100%	0-200%	1,300,000	2,600,000	2,470,000
M. Dolsten	1,300,000	100%	0-200%	1,300,000	2,600,000	2,600,000
A. Hwang	1,193,900	100%	0-200%	1,193,900	2,387,800	2,387,800
J. Young	1,193,900	100%	0-200%	1,193,900	2,387,800	1,800,000

[1] See **"*How We Establish Targets*"** for an explanation of how we use salary grade midpoints to determine target annual incentive awards.
[2] Maximum award is 200% of target award.

2020 Annual Long-Term Incentive Award Program (Equity)

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) is delivered entirely in the form of performance-based equity awards using two vehicles that incentivize long-term value creation:

	5- and 7-Year Total Shareholder Return Units (TSRUs)	Performance Share Awards (PSAs)
Objective/ Performance Measure	Deliver value based on absolute long-term alignment with shareholders by linking rewards to absolute TSR over a five- or seven-year period	Aligns rewards to both a strategic financial performance metric NI[1] over three one-year periods and relative TSR* performance as compared to the DRG Index over a three-year period
Weighting	50% of value at grant in total (25% each)	50% of value at grant
Metric	TSR	NI[1] and relative TSR*
Comparator	—	DRG Index
Vesting Period	Three Years	Three Years
Settlement Value	Difference between the Settlement Price[2] and the Grant Price (both as described in the "Executive Summary" section of this Proxy Statement), plus dividend equivalents accumulated during the term	—
Formula	(# of TSRUs granted × [Settlement Price[2] - Grant Price + Dividend Equivalents]) / Settlement Price[2] = Shares delivered[4]	Average of the three annual NI[1] Performance Factors % + 1.5 × the first 20 percentage point differential between Pfizer's TSR* % and DRG Index TSR* %[3] + 2.0 × the differential over 20 percentage points[3] = PSA percentage earned[5]

* TSR calculated based on average 30 trading days immediately prior to start and end of each three-year performance period.
[1] Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.
[2] 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs.
[3] Positive or negative adjustment.
[4] No value is received if TSR is negative.
[5] Payout is capped at target if TSR is negative.

2020 GRANT VALUE OF ANNUAL LONG-TERM INCENTIVE AWARDS

The 2020 grant value of each NEO's annual long-term incentive award was set by the Committee based on competitive market data (targeted to median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results, and for retention purposes.

These grant values, which differ from the accounting values shown in the "*2020 Summary Compensation Table*," were as follows:

Name	5-Year TSRUs Value ($)[1] (25%)	7-Year TSRUs Value ($)[1] (25%)	PSAs Value ($)[1] (50%)	Total Grant Value of Annual LTI Awards ($)[2]
A. Bourla	3,250,000	3,250,000	6,500,000	13,000,000
F. D'Amelio	1,500,000	1,500,000	3,000,000	6,000,000
M. Dolsten	1,250,000	1,250,000	2,500,000	5,000,000
A. Hwang	1,000,000	1,000,000	2,000,000	4,000,000
J. Young	1,000,000	1,000,000	2,000,000	4,000,000

[1] Consistent with historical practice, the grant value is converted into TSRUs and PSAs using the value/closing stock price on the first trading day of the week of grant. The actual value of the grant may differ due to the change in the value of the TSRUs/PSAs between the conversion date and the date of grant.
[2] The amounts shown represent the full value of the annual grant, which is different from the 2020 amount reported in the "*2020 Summary Compensation Table*" which reports the value of TSRUs granted in 2020, and the value of one-third of each of the 2018, 2019 and 2020 PSA grants, in accordance with applicable accounting rules. The Committee considers the full value in its determination of annual compensation.

PERFORMANCE SHARE AWARDS (PSAs)

PSAs align rewards to both a strategic financial performance metric NI[1] over three one-year periods and relative TSR performance as compared to the DRG Index over a three-year period. The number of PSAs earned at the end of the three-year performance period will be determined as set forth below:

2018 PSAs (PERFORMANCE PERIOD 2018-2020)

Fiscal Year	Metric[1]	OI/NI Goals* ($B)			Actual Results[2]	Performance Factor[2]/[3]/[4]	Relative TSR** Modifier[2]/[4]/[5]		Final 2018 PSA Payout[6]	
		Threshold[2] ($)	Target[2] ($)	Maximum ($)						
2018	OI/TSR	19.75	20.75	>	$20.33B	66.92%	Pfizer TSR	25.49%	(A)	122.31%
2019	NI/TSR	15.08	16.08	>	$17.00B	150.00%	DRG TSR	36.79%	(B)	(16.94%)
2020	NI/TSR	14.97	15.97	>	$16.73B	150.00%		(11.30%)		
								×1.5		
						3-Yr. Avg.	**122.31% (A)**	**(16.94%) (B)**	**Payout %**	**105.36%**

* Effective with the 2019 performance year, the Adjusted Operating Income performance measure was replaced with an Adjusted Net Income performance measure for PSAs granted after 2017. The 2019 amounts shown in the table are adjusted to reflect the partial year impact from Consumer Healthcare and Array BioPharma Inc. The 2020 amounts shown in the table include Upjohn results on a basis comparable with the assumptions in the 2020 Target and Threshold.

** 30-day TSR

[1] Adjusted Operating Income, as the PSA performance measure, is based on Pfizer's Non-GAAP Adjusted Operating Income (as calculated using the "Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items" table in our 2020 Annual Report on Form 10-K), adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items. Percentage earned is based on results applied to a preapproved performance matrix. Adjusted Net Income, as the PSA performance measure, is defined as U.S. GAAP Net Income excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items; and is adjusted to reflect budgeted foreign exchange rates for the year and further refined to exclude other unbudgeted or non-recurring items.

[2] Subject to rounding.

[3] The payout range from the operating metric factor is 0% to 150%, with an overall maximum of 200% after the application of the relative TSR modifier.

[4] The 2019 PSAs (performance period 2019-2021) and 2020 PSAs (performance period 2020-2022) have not completed the full three-year performance period, and averages, and relative TSR have not been determined. The table above shows the final performance factor for each applicable year which overlaps portions of the three one-year goals for the 2019 PSAs and 2020 PSAs performance period (for 2019 PSAs - fiscal year 2019 and 2020; and for 2020 PSAs – fiscal year 2020).

[5] See PSA formula in the "*Performance Share Awards (PSAs)*" column of this Proxy Statement.

[6] Subject to rounding; range 0-200%.

2018 PSA PAYOUT (PERFORMANCE PERIOD 2018-2020)

Name	Target Award At Grant* (#)	Actual Award Earned[1] (#)	Actual Award Value ($)
A. Bourla	109,616	129,764	4,379,548
F. D'Amelio	58,462	69,207	2,335,748
M. Dolsten	58,462	69,207	2,335,748
A. Hwang	21,924	25,953	875,927
J. Young	58,462	69,207	2,335,748

* Amount adjusted to reflect the Transaction, See "*Spin-Off Transaction and Adjustment to Outstanding Equity Awards and Retirement Plans*" earlier in this Proxy Statement.

[1] These amounts, which are rounded, include accumulated dividends on 105.36% of the target award for the three-year period, and were paid in cash based upon a share price of $33.75 per share on February 24, 2021.

SECTION 2 – How We Determine Executive Compensation

Role of the Compensation Committee

The Committee, comprised solely of independent Directors, determines the compensation for each of our executives (including the NEOs) and oversees the design and administration of Pfizer's executive compensation program. Each year, the Committee reviews and considers a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. The independent Directors review and ratify all decisions by the Committee relating to the compensation of our executive officers.

The Committee annually conducts an independence assessment of its advisors including the compensation consultant, consistent with NYSE listing standards and SEC rules governing our proxy disclosure.

Role of the Independent Compensation Consultant

In 2020, the Committee continued to retain the firm of FW Cook & Co., represented by George Paulin, its Chairman, as the Committee's independent compensation consultant. Mr. Paulin attended all six of the regularly scheduled Committee meetings held during the year. The Committee held one short ad hoc meeting that Mr. Paulin could not attend. However, Mr. Paulin reviewed the materials and provided his input relating to the matter to be discussed prior to the meeting. FW Cook & Co. advises the Committee on executive compensation matters in accordance with our policy on criteria and assessment of the firm's independence.

During 2020, Mr. Paulin, in addition to providing guidance before and during the Committee meetings, advised the Committee on all compensation matters it considered and advised on various executive pay topics. Mr. Paulin also advised the Committee and other Board members on matters relating to the COVID-19 pandemic and the resulting trends and impact to compensation.

Fees Paid. The total amount of fees paid to FW Cook & Co. in 2020 for services provided to the Compensation Committee was $175,078. The Committee also reimburses FW Cook & Co. for Mr. Paulin's reasonable travel and business expenses. In addition, FW Cook & Co. serves as the independent advisor to the Governance & Sustainability Committee regarding non-employee Director compensation matters, as appropriate, and received $2,400 fees in 2020 for this work.

The Committee assessed the ongoing engagement of FW Cook & Co. for 2021, and concluded that the engagement of FW Cook & Co. should continue and does not raise any conflicts of interest or similar concerns.

How We Establish Targets

Target total direct compensation for each executive is set at approximately the 50th percentile of the market as defined by survey and public data relating to our Pharmaceutical Peers and General Industry Comparators. On an annual basis, the Committee reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual short-term incentive) and target annual long-term incentive compensation, as well as perquisites, retirement benefits and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual short-term incentive opportunity and a long-term incentive award.

Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent Directors.

The chart below explains the Compensation Committee's process for determining our executive pay targets.

Analysis/Tools	How We Use This Information	Purpose
Peer and Comparator Group Pay Analysis Data source: Publicly available financial and compensation information as reported by our Pharmaceutical Peer and General Industry Comparator Groups (Typically from surveys and public filings)	• We target the median compensation values of our peer and comparator groups to help determine an appropriate total level and pay mix for our executives. • Each compensation target is assigned a numbered salary grade to simplify our compensation administration process. 　◦ Each salary grade has a range of salary levels: including minimum, midpoint and maximum. 　◦ Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint to approximate the bottom and top pay quartiles for positions assigned to that grade. • We review this framework/salary grade as a guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position. Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.	Establishes a competitive pay framework using comparator groups' median compensation values, to help determine an optimum pay mix of base pay, annual short- and long-term incentive targets
Tally Sheets Data source: Internal compensation and benefits data	• We review a "tally sheet" for each ELT member that includes target and actual total compensation elements, stock ownership as well as benefits information, accumulated deferred compensation, and outstanding equity award values. The Committee believes that tally sheets are a useful tool in evaluating total compensation in relation to market pay and internal pay equity.	Provides additional information that assists the Committee in evaluating total compensation in relation to competitive market practice and performance

Our 2020 Peer Groups – Competitive Pay Positioning

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. As such, the Committee references the pharmaceutical industry and complex multi-national businesses as they provide useful comparative compensation data for our annual benchmarking analysis and are also a source of potential talent for Pfizer.

2020 PHARMACEUTICAL PEER AND GENERAL INDUSTRY COMPARATOR GROUPS

Our peer groups for 2020 consisted of the companies listed in the charts below.

Pharmaceutical Peer Group (12)

AbbVie	Bristol-Myers Squibb	GlaxoSmithKline	Novartis*
Amgen	Eli Lilly	Johnson & Johnson	Roche*
AstraZeneca	Gilead Sciences	Merck	Sanofi*

* The Committee recognizes that while data are available on the performance of certain of our non-U.S.-based peer companies, the compensation data in some cases is limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.

General Industry Comparator Group (19)*

3M	Coca-Cola	IBM	Raytheon Technologies**
AT&T*	Comcast	Lockheed Martin	United Parcel Service
Boeing	ConocoPhillips	Mondelez	UnitedHealth Group*
Caterpillar	General Electric	PepsiCo	Verizon
Chevron	Honeywell	Procter & Gamble	

* Effective in 2021, AT&T and UnitedHealth Group were removed; Abbott Laboratories was added.

** Merged with United Technologies which was previously in this group.

PFIZER COMPARISON TO PEER GROUP MEDIANS

The chart below compares Pfizer's 2020 revenue, net income and market capitalization to the median 2020 revenue, net income and market capitalization for our Pharmaceutical Peer and General Industry Comparator Groups.

In Billions	Pfizer ($)	Pharmaceutical Peer Group Median ($)**	General Industry Comparator Group Median ($)
Revenue*	41.9	42.5	70.4
Reported Net Income*	9.6	6.2	5.4
Market Capitalization*	192.8	134.5	139.5

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 16, 2021.
** Excludes Novartis, Roche and Sanofi.

SECTION 3 – How We Evaluate Performance: 2020 Compensation Decisions

Linking Pay and Performance

This section highlights the Committee's key compensation decisions process for 2020.

PAYING FOR PERFORMANCE

The Committee made decisions about individual compensation elements and total compensation using its judgment, advice from its independent compensation consultant, and input from the CEO (in the case of the other NEOs), focusing primarily on each NEO's performance against their individual financial and strategic objectives and other performance factors, as described in the "***2020 NEO Performance Summaries,***" as well as Pfizer's overall performance.

In 2020, the Committee considered the following:

ANNUAL PERFORMANCE ASSESSMENT



1

SETTING PERFORMANCE OBJECTIVES

- The individual performance objectives for our other NEOs reflect the goals the CEO (for his direct reports) and the Committee believed our executives should focus on during the year in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans. Effective for 2020, individual goals were set and measured on two six-month periods (semester basis).
- Progress against these objectives was monitored and reviewed each semester.
- Individual bonuses are paid from the corporate bonus pool that continues to be funded based on annual corporate performance against three financial metrics and, effective for 2020, a pipeline achievement factor. While the Committee recognizes that increasing TSR should be emphasized, the Committee believes that successful performance against these metrics will create long-term shareholder value.



2

FACTORS USED IN DETERMINING NEO TOTAL DIRECT COMPENSATION

Achievement of key financial and non-financial objectives, such as:

- Financial metrics used for GPP funding;
- Pipeline Achievement; and
- Performance on individual goals, that could include financial goals for their respective function.



3

DETERMINING 2020 AWARDS

- Reviewed the annual incentive funding matrix, and found that the funding ranges corresponding to their respective performance levels and their relative relationship were appropriate.
- Determined that the degree of difficulty of the annual targets (and other points on the matrix), was appropriately challenging, while being reasonable, given the business environment and related factors.
- Reviewed the target levels for the annual long-term incentive awards and concluded that they were appropriate and did not encourage unnecessary or excessive risk-taking.

2020 NEO Performance Summaries

The tables below provide a summary of each NEO's individual accomplishments for 2020.

Albert Bourla, DVM, Ph.D.

CHAIRMAN AND CEO

- Completed strategic transformation of Pfizer into a more focused science-driven innovative biopharma company through the spin-off and combination of our Upjohn business with Mylan to form Viatris.

- Successfully launched a Five-Point Plan, calling on the biopharmaceutical industry to join the company's commitment to an unprecedented collaboration in response to the COVID-19 pandemic, while also focused on protecting our employees, maintaining our manufacturing and supply chain, using our science to develop a vaccine, and providing relief to our patients, as well as humanitarian assistance.

- Obtained Emergency Use Authorization of our COVID-19 mRNA vaccine in the U.S. just 269 days after announcing our collaboration with BioNTech. The COVID-19 vaccine has been granted a conditional marketing authorization, emergency use authorization or temporary authorization in over 50 countries. The World Health Organization (WHO) also granted Emergency Use Listing of the vaccine.

- Pfizer and the biopharmaceutical industry reached a 17-year reputational high in the Harris Reputation Quotient where Pfizer ranked #8 in "Companies with Resolve" (based on COVID-19 response).

- More than tripled our 5-year rolling average Phase 2 success rate from 15% in 2015 to 52% in 2020. In 2020, 6 Phase 2 successes, and no failures – significantly, most of these successes are either first-in-class assets or innovations built on established mechanisms with novel scientific designs.

- Achieved $41.9 billion in revenue for Pfizer Inc.

- Achieved significant product approvals including:
  - Vyndaqel for the treatment of ATTR Cardiomyopathy in the EU
  - Propofol EDTA, Morphine Sulfate for the NexJect Prefilled Syringe platform in the U.S.
  - Zavicefta label enhancements in the EU
  - Biosimilar Ruxience in the EU
  - Daurismo for newly diagnosed acute myeloid leukemia in the EU
  - Bosulif in newly diagnosed chronic myelogenous leukemia in Japan
  - Biosimilar Nyvepria in the U.S./EU
  - Bavencio as first line maintenance treatment for urothelial cancer in the U.S.
  - Braftovi in combination with cetuximab for previously-treated BRAF mutant metastatic colorectal cancer (mCRC) in the U.S.
  - Adalimumab biosimilar in Brazil
  - Xeljanz indication for polyarticular course juvenile idiopathic arthritis (pcJIA) in the U.S.
  - Staquis in the EU
- Bolstered Pfizer's internal pipeline with external science through transactions/acquisitions including:
  - Valneva SE – licensing agreement to co-develop and commercialize lyme disease vaccine, VLA15
  - Myovant Sciences – collaboration to develop and commercialize relugolix, a once-daily, oral gonadotropin-releasing hormone (GnRH) receptor antagonist, in oncology and women's health
  - CStone Pharmaceuticals – collaboration to develop and commercialize late-stage oncology therapies in China
  - Arixa Pharmaceuticals – acquisition of company dedicated to developing next-generation oral antibiotics for drug-resistant Gram-negative infections
  - Lianbio (Shanghai-based biotech) – partnership to develop and commercialize pharmaceutical products in China

- Made substantial progress against our company purpose – *Breakthroughs that change patients' lives* – including achieving a culture of a science-based innovative company.

Frank A. D'Amelio

CFO AND EVP, GLOBAL SUPPLY*

- Achieved 2020 revenue guidance[1].

- Returned approximately $8.4 billion to shareholders through cash dividends.

- Generated $14.4 billion of operating cash flow.

- Manufactured 74 million doses and released 48 million doses of the COVID-19 vaccine and formulated plans to potentially manufacture at least 2 billion doses in total by the end of 2021.

- Completed strategic transformation of Pfizer into a more focused science-driven innovative biopharma company through the spin-off and combination of our Upjohn business with Mylan to form Viatris.

- Completed the issuance of a $1.25 billion ten-year "sustainability" bond paying interest semiannually of 2.625 percent and maturing April 1, 2030. This is Pfizer's first-ever sustainability bond and a first for a biopharmaceutical company.

- Completed four business development transactions for high potential programs through a licensing agreement with Valneva SE, collaborations with Myovant Sciences and CStone Pharmaceuticals, and the acquisition of Arixa Pharmaceuticals, as well as signed a partnership to develop and commercialize pharmaceutical products in China with Lianbio. Also, established $500 million new equity investment fund to support early stage public and private companies.

* Effective July 1, 2020
[1] Excludes Upjohn

Mikael Dolsten, M.D., Ph.D.

CHIEF SCIENTIFIC OFFICER, PRESIDENT, WRDM

- Delivered 7 regulatory approvals covering rare disease and cancer, including: Vyndaqel for the treatment of ATTR Cardiomyopathy in the EU, Braftovi in combination with cetuximab for previously-treated BRAF mutant metastatic colorectal cancer (mCRC) in the U.S. and Bavencio as first line maintenance treatment for urothelial cancer in the U.S.

- Achieved Emergency Use Authorization of COVID-19 mRNA vaccine in multiple jurisdictions including the U.S., EU and U.K.

- Progressed 32 programs in the pipeline (Phase 1 to registrations), with a focus on five key therapeutic areas, including:

    ◦ Submitted applications in the U.S. for abrocitinib for the treatment of Atopic Dermatitis and Pneumococcal Conjugate Vaccine 20 (adult) for invasive disease and pneumonia caused by Streptococcus pneumoniae serotypes;

    ◦ Initiated key Phase 3 studies for vaccines (Pneumococcal Conjugate Vaccine 20 Infant, Respiratory Syncytial Virus Maternal and Meningococcal Pentavalent Adolescent) and gene therapy programs (Hemophilia B and Duchenne Muscular Dystrophy);

    ◦ Completed Phase 2 studies of Acetyl-CoA carboxylase + Diglyceride acyltransferase for Non-Alcoholic SteatoHepatitis, Vupanorsen in Cardiovascular Risk and Hypertriglyceridemia, and talazoparib in DNA Damage Response positive metastatic castrate-resistant prostate cancer; and

    ◦ Commenced Phase 1 and 2 study starts in the areas of oncology, inflammatory diseases, vaccines, rare disease and internal medicine.

- Entered into an agreement with BioNTech to collaborate on the co-development of the Pfizer-BioNTech mRNA Vaccine for COVID-19.

- Completed four business development transactions for high potential programs through a licensing agreement with Valneva SE, collaborations with Myovant Sciences and CStone Pharmaceuticals, and the acquisition of Arixa Pharmaceuticals, as well as signed a partnership to develop and commercialize pharmaceutical products in China with Lianbio.

- Ensured overall successful pharmacovigilance and medical support to all Pfizer products and clinical programs.

Angela Hwang

GROUP PRESIDENT, PFIZER BIOPHARMACEUTICALS GROUP

- Contributed significant operational revenue growth of 8%*.
- Achieved Emergency Use Authorization of COVID-19 mRNA vaccine in multiple jurisdictions including the U.S., EU and U.K.
- Submitted applications in the U.S. for Abrocitinib for the treatment of Atopic Dermatitis and Pneumococcal Conjugate Vaccine 20 (adult) for invasive disease and pneumonia caused by Streptococcus pneumoniae serotypes.
- Achieved significant product approvals, including:
  ◦ Vyndaqel for the treatment of ATTR Cardiomyopathy in the EU;
  ◦ Biosimilar Nyvepria in the U.S./EU; and
  ◦ Braftovi in combination with cetuximab for previously-treated BRAF mutant metastatic colorectal cancer (mCRC) in the U.S.
- Served as a member of the Board of Directors of EFPIA (European Federation of Pharmaceutical Industries and Associations), and the Pfizer Foundation.

* Excluding the unfavorable impact of foreign exchange, 2019 Consumer Healthcare revenues, and revenues for our COVID-19 vaccine. For additional information on the company's operational revenue performance, see "*Financial Highlights and Strategic Accomplishments*" earlier in this Proxy Statement, and the "Analysis of the Consolidated Statements of Income" in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2020 Annual Report on Form 10-K.

John D. Young

CHIEF BUSINESS OFFICER, GROUP PRESIDENT

- Completed four business development transactions for high potential programs through a licensing agreement with Valneva SE, collaborations with Myovant Sciences and CStone Pharmaceuticals, and the acquisition of Arixa Pharmaceuticals, as well as signed a partnership to develop and commercialize pharmaceutical products in China with Lianbio.
- Entered into an agreement with BioNTech to collaborate on the co-development of the Pfizer-BioNTech mRNA Vaccine for COVID-19 and led Pfizer's External Assessment team evaluating over 500 research enquiries for COVID-19 from biotech companies and industry peers.
- Completed strategic transformation of Pfizer into a more focused science-driven innovative biopharma company through the spin-off and combination of our Upjohn business with Mylan to form Viatris.
- Led the PSI Committee to accelerate R&D productivity through objective portfolio decisions applying consistent analytics across all therapeutic areas resulting in seven positive Proof of Concepts (POCs), five pivotal study start endorsements, and six new pivotal program investments prioritized at PSI.
- Supported 41 product launches across top 16 markets and enabled 10.6 million virtual engagements with Healthcare Providers across the globe.
- Ensured that all Phase 3 programs have incorporated value-based access solutions into their plans, and successfully implemented C-suite to C-suite engagements with major U.S. payer and provider customers.
- Executed ground-breaking partnerships including an autoimmune (Xeljanz) value-based formulary agreement with a large payer, a portfolio (Shared Value) agreement with two academic health systems for Anti-Infective products, and collaborations with retail pharmacies and payers to evaluate the impact of medication use and pharmacist-driven outcomes in patients with chronic disease; successfully contracted 3 oncology therapeutic mAbs exceeding expectations; secured broad coverage positions (e.g., 1 of 2 biosimilars) for the biosimilars oncology therapeutic mAbs portfolio with ~20 payers with over 70 million covered lives.

SECTION 4 – 2021 Compensation Actions

Salary and Annual Incentive Targets

The Committee approved salaries and 2021 target annual incentive award levels, which are based on a percentage of salary midpoints for the NEOs as follows:

Name	2021 Title	April 1, 2021 Salary ($)	2021 Salary Midpoint ($)	2021 Target Annual Incentive (%)	2021 Target Annual Incentive ($)
A. Bourla	Chairman and CEO	1,700,000	1,830,600	175%	3,203,550
F. D'Amelio	CFO and EVP, Global Supply	1,580,000	1,300,000	100%	1,300,000
M. Dolsten	Chief Scientific Officer, President, WRDM	1,490,000	1,300,000	100%	1,300,000
A. Hwang	Group President, Pfizer Biopharmaceuticals Group	1,230,000	1,193,900	100%	1,193,900
J. Young	Chief Business Officer, Group President	1,332,000	1,193,900	100%	1,193,900

2021 Annual Long-Term Incentive Awards

In February 2021, the Committee granted long-term incentive awards to the NEOs in consideration of their 2020 performance and their expected future performance. These awards included 50% of the award value granted as 5- and 7-Year TSRUs and the remaining 50% granted as PSAs.

Name	Award Value ($)	Estimated Future Payouts Under the Performance Share Program[1] PSA Grants			5-Year TSRUs Grant[3] (#)	7-Year TSRUs Grant[3] (#)
		Threshold (#)	Target (#)	Maximum[2] (#)		
A. Bourla	14,000,000	0	204,320	408,640	491,626	424,782
F. D'Amelio	6,000,000	0	87,565	175,130	210,697	182,050
M. Dolsten	6,000,000	0	87,565	175,130	210,697	182,050
A. Hwang	4,500,000	0	65,674	131,348	158,023	136,537
J. Young	4,000,000	0	58,377	116,754	140,465	121,366

[1] The actual number of shares, if any, that will be paid out at the end of the performance period (2021-2023) cannot be determined because the shares earned by the NEOs will be based upon our future performance compared with the three one-year annual Adjusted Net Income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index. Dividend equivalents are provided on any shares earned and will be paid at the end of the performance period. See more detail regarding this program under "*Performance Share Awards (PSAs).*"

[2] Based on performance against the three one-year annual Adjusted Net Income targets and Pfizer's relative three-year TSR performance as compared to the DRG Index, varying amounts of shares of common stock, from 0% to 200% of target, will be earned. In no event will the payout exceed the maximum payout of 200% of target (plus accumulated dividends). Additionally, the payout is capped at target if TSR for the performance period is negative.

[3] 5- and 7-Year TSRUs vest on February 25, 2024, the third anniversary of the grant date, and will be settled in shares on the fifth or seventh anniversary of the grant date, February 25, 2026 and February 25, 2028, respectively. The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending on February 25, 2026 and February 25, 2028, respectively) and the TSRU grant price ($33.82), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

NOTE: Consistent with historical practice, long-term incentive award values are converted into units, subject to rounding, using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted to units using the closing stock price on February 22, 2021 of $34.26. The 5-Year TSRU values were converted to TSRUs using $7.12 and the 7-Year TSRU values were converted to TSRUs using $8.24, representing the estimated value at grant using the Monte Carlo Simulation model as of February 22, 2021.

EQUITY AWARD GRANT PRACTICES

The Committee customarily approves equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year. The awards are ratified by the independent Directors and granted as of the day of ratification. Equity grants to certain newly hired employees, including executive officers, are effective on the last trading day of the month of hire. Special equity grants to continuing employees are effective on the last trading day of the month in which the award is approved. TSRU and stock option grants have an exercise/grant price equal to the closing market price of Pfizer's common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards without shareholder approval.

SECTION 5 – Post-Employment Compensation and Benefits

The following table provides information on Pfizer's post-employment compensation programs and benefits available to eligible U.S.-based employees, including eligible NEOs (unless otherwise noted):

Plan/Eligibility	Description of Benefit
Pension and Savings Plans: • defined benefit pension plan (frozen) • non-qualified supplemental pension plan (frozen) • defined contribution savings plan • non-qualified supplemental savings plan Benefits under the non-union defined benefit pension plans were frozen on December 31, 2017 for all participants, although participants may continue to grow into retirement plan milestones.	All eligible colleagues, including participants in the frozen U.S. defined benefit plan, earn retirement benefits through an age- and service-weighted annual company-provided RSC to the defined contribution savings plan, and as applicable, the non-qualified supplemental savings plan, which is in addition to the company matching contributions. For 2020, in accordance with the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), Pfizer amended the qualified savings plan to allow for CARES Act special withdrawals and loan deferments. The Pfizer defined contribution savings plan permits all eligible U.S. employees, including the NEOs, to make pre-tax, after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. Pfizer also maintains a non-qualified supplemental savings plan that permits eligible participants, including the NEOs, to make pre-tax contributions in excess of IRC limits on qualified plans and provides applicable matching contributions and the RSC for amounts not permitted under the PSP. The provisions and features of the qualified defined benefit pension plan and the related supplemental pension plan are described in the narrative accompanying the "*2020 Pension Benefits Table*" and the "*2020 Non-Qualified Deferred Compensation Table.*"
All eligible U.S. colleagues accumulated retirement benefits through the savings plans in the form of elective deferrals, matching contributions and the RSC.	
Insurance Plans Medical, dental, life and long-term disability insurance.	Programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the NEOs, and at the same time enhance Pfizer's attractiveness as an employer of choice. The cost of these plans is shared between the employee and the company. The company's annual cost of the benefit coverage for each NEO ranges from approximately $18,586 to $28,552, based on the coverage selected.
Supplemental Individual Disability Insurance Additional disability insurance coverage.	This benefit makes coverage in excess of the limit provided under the company's group long-term disability plan available, with participants paying the full cost of this additional coverage.
Deferred Compensation Executives' elective deferrals into the DCP.	Annual incentive awards may be deferred under the DCP. Deferrals into the DCP may be notionally invested in a selection of mutual funds, Pfizer stock unit funds, and/or a cash equivalent fund. The Pfizer stock unit funds are credited with dividends, which are reinvested into dividend equivalent units or other investments.
Retiree Healthcare Benefits Pfizer maintains post-retirement medical coverage.	Active employees who are at least age 55 and have at least 10 years of service after age 40 are eligible for post-retirement medical coverage; there is a company subsidy for those with more than 15 years of service after age 40. For U.S. employees, including the NEOs, the total company-provided subsidy for the post-retirement medical coverage currently ranges from $123,000 to $275,000 (based on service after age 40 (subject to a cap of 25 years) and coverage level) which is available to cover the company's share of the cost over the course of retirement or until the subsidy is depleted.
Executive Severance Plan Provides severance benefits to NEOs (and the ELT members) in the event of involuntary termination of employment without cause. Severance payments and benefits under the Executive Severance Plan are described in "*Estimated Benefits upon Termination Table.*"	Benefits consist of cash severance equal to the greater of: (a) one times pay (defined as base salary plus target annual incentive), or (b) 13 weeks' pay plus three weeks' pay per year of service, subject to a maximum of 104 weeks' pay. Eligible participants in the GPP also receive a pro-rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and insurance benefits.

SECTION 6 – Other Compensation Programs and Policies

Perquisites

We provide a limited number of perquisites to our ELT members, including the NEOs: limited personal use of company aircraft, reimbursement for certain financial counseling and home security services and, solely for the CEO, as described below, use of a car and driver. The transportation benefits provide increased efficiencies and allow more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. The Committee believes these perquisites are consistent with market practice and contribute to executive security, recruitment and retention.

We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, executives (including the NEOs) pay taxes due on perquisites (other than certain relocation expenses). The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

Perquisite	Description
Car and Driver	
	For the CEO:
	For security reasons, a car and driver are available to the CEO for personal use (including commuting) and the cost does not need to be reimbursed. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company.
	For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the CEO. All taxes on this income are paid by the CEO and no gross-up payment for these taxes is made by the company. Tax regulations provide that as a result of the recommendations contained in an independent, third-party security study, the cost of the driver is not reportable as income to the CEO.
	The unreimbursed incremental cost to the company of personal use of a car and driver by Dr. Bourla in 2020 is reflected in the table below and also in the "All Other Compensation" column in the SCT.
	For the other NEOs:
	Cars and drivers are available for business reasons; NEOs (other than the CEO) are required to reimburse the company for personal use of cars and drivers.
Aircraft Usage	
	For the CEO:
	As a result of the recommendations contained in an independent, third-party security study, the Board has determined that the CEO must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable.
	The security study also recommends that the CEO's spouse use company-provided aircraft when accompanying the CEO, to the maximum extent practicable. Travel by the spouse is generally considered personal use and is subject to taxation and disclosure.
	For the other NEOs:
	Company aircraft are available for business travel and limited personal travel. Personal use is permitted only with the prior approval of the CEO or his designees and is subject to other limitations.
	Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel.
Other Perquisites	
Financial Counseling	Provides a taxable allowance of up to $10,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services.
Home Security	Taxable reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs.

The amounts for perquisites disclosed in the "All Other Compensation" column in the SCT and in the table below have been valued based on the incremental cost to the company for the personal use of company-provided aircraft. The incremental cost for personal use of aircraft consists of the variable costs incurred by Pfizer to operate the aircraft for such use. Such costs do not include fixed or non-variable costs that would be incurred whether any personal use of the aircraft took place, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance. Our determination of the incremental cost for car usage and home security benefits are described in the table above.

2020 Incremental Cost of Perquisites

The following table summarizes the incremental cost of perquisites for the NEOs in 2020.

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other ($)[1]	Total ($)
A. Bourla	109,311	10,000	9,788	1,114	209	130,422
F. D'Amelio	31,253	10,000	—	22,798	209	64,260
M. Dolsten	16,237	10,000	—	2,117	209	28,563
A. Hwang	23,142	10,000	—	—	209	33,351
J. Young	47,728	2,068	—	1,389	209	51,394

[1] The amounts shown for the NEOs represent the value of incidental items included in a gift bag provided in connection with attendance at a business conference.

Tax Policies

Prior to 2018, IRC Section 162(m) generally limited to $1.0 million the amount of non-performance-based remuneration that Pfizer could deduct in any calendar year for certain executive officers. We structured our annual incentive awards and long-term incentive awards with the intention of meeting the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts could be fully deductible for income tax purposes. In addition, we provided for the deferral of certain other compensation that was non-deductible under IRC Section 162(m) until it became deductible when the executive officer terminated employment with the company and was no longer a "covered employee" under the section.

To maintain flexibility and the ability to pay competitive compensation, we do not require all compensation to be deductible. Historically, since the non-performance-based compensation paid to our NEOs exceeded $1.0 million, a portion of their compensation has not been deductible. Other compensation was mandatorily deferred until the executive left the company and was no longer a "covered employee" under IRC Section 162(m) so that the deferred compensation paid following termination would be fully deductible.

Effective January 1, 2018, the exemption from the IRC Section 162(m) deduction limit for performance-based compensation was repealed, such that compensation paid to our NEOs in excess of $1.0 million is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. The company will utilize the transition relief provisions for eligible compensation to the extent possible. We will continue to maintain flexibility and the ability to pay competitive compensation by not requiring all compensation to be deductible. As a result, under the transition relief provisions, the company has removed any mandatory deferral provisions provided in connection with IRC Section 162(m). We will continue to maintain flexibility and the ability to pay competitive compensation by not requiring all compensation to be deductible.

Derivatives Trading/Hedging Policy

We have a policy that prohibits our employees, including the NEOs, and Directors from purchasing or selling options on Pfizer common stock or engaging in short sales of Pfizer common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities including exchange funds, that are directly linked to Pfizer common stock (sometimes referred to as "hedging").

Compensation Recovery/Clawback

The Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives in the event of any accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, and as determined by the Committee, we will seek to recover any amounts deemed to have been inappropriately received by any executive officer.

In addition, our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and reduction of outstanding awards and the return of shares and/or cash paid and/or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company. All equity awards are subject to cancellation or reduction in payout by the Committee during their performance/vesting periods and until they are paid out or settled and for a period of one-year after settlement. Under the terms of the grants, in general, participants will not receive their awards following termination of employment until the original settlement date.

Furthermore, in accordance with the terms of the Regulatory & Compliance Committee's (RCC) Charter, if a government or regulatory action occurs that, in the judgment of the RCC, has caused significant financial or reputational damage to the company or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee that engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose its decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, the company will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

These recovery/clawback policies are in addition to any policies or recovery rights provided under applicable law.

Stock Ownership and Holding Requirements

Our NEOs are subject to stock ownership and holding requirements. The CEO is required to own Pfizer common stock with a value equal to at least six times his annual salary. Each of the other NEOs is required to own Pfizer common stock with a value equal to at least four times their annual salary. For purposes of these requirements, ownership includes shares owned directly by the NEO, plus shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level. All of the ELT, including the CEO and the other NEOs, have met their guidelines.

Until an NEO reaches the applicable milestone, the executive must hold and may not sell any shares (except to meet tax withholding obligations). Once the ownership level is met, NEOs must hold and may not sell shares if doing so would cause their ownership to fall below that level. Over the course of 2020, Dr. Bourla at all times exceeded Pfizer's stock ownership and holding requirements, including before and after his November sale pursuant to a Rule 10b5-1 plan. As of December 31, 2020, Dr. Bourla owned Pfizer common stock and units with a value equal to approximately 9 times his annual salary. We believe that these holding requirements align the interests of our NEOs with those of our shareholders. Additionally, long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, maintaining the alignment with shareholders into retirement.

2020 STOCK OWNERSHIP(1)


A. Bourla
9x
CEO/Employee Director Guideline Requirement: 6x Base Salary
F. D'Amelio
10x
M. Dolsten
5x
A. Hwang(2)
2x
J. Young
15x
NEO Guideline Requirement: 4x Base Salary

(1) Determined using Pfizer closing stock price, base salary and shares held as of December 31, 2020 (rounded).
(2) Subject to interim milestone guidelines, which have been met.

Note: Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers has pledged Pfizer stock as collateral for personal loans or other obligations.

Compensation Tables

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
A. Bourla Chairman and Chief Executive Officer[6]	2020	1,650,000	—	4,897,817	6,782,951	5,491,800	1,367,780	843,222	21,033,570
	2019	1,600,000	—	4,290,956	6,075,290	3,630,000	1,726,448	606,269	17,928,963
	2018	1,400,000	—	2,592,079	3,954,369	1,533,000	0	375,109	9,854,557
F. D'Amelio Chief Financial Officer and EVP, Global Supply	2020	1,533,750	—	2,406,437	3,130,596	2,470,000	1,318,297	517,016	11,376,096
	2019	1,500,000	—	2,582,446	3,037,649	1,820,000	1,612,163	523,472	11,075,730
	2018	1,407,917	—	2,013,091	2,108,995	1,310,000	0	299,826	7,139,829
M. Dolsten Chief Scientific Officer, President, Worldwide Research, Development and Medical	2020	1,433,750	—	2,110,585	2,608,832	2,600,000	928,638	467,819	10,149,624
	2019	1,400,000	—	2,414,725	2,531,376	1,820,000	987,243	444,701	9,598,045
	2018	1,306,250	—	2,013,091	2,108,995	1,326,000	0	315,863	7,070,199
A. Hwang Group President, Pfizer Biopharmaceuticals Group[7]	2020	1,142,500	—	1,420,129	2,087,062	2,387,800	405,242	440,714	7,883,447
J. Young Chief Business Officer, Group President	2020	1,285,000	—	1,814,734	2,087,062	1,800,000	1,551,403	450,994	8,989,193
	2019	1,245,000	—	2,247,004	2,025,093	1,675,000	1,325,847	441,439	8,959,383
	2018	1,206,250	—	2,013,091	2,108,995	1,385,000	0	408,379	7,121,715

[1] **Stock Awards** column amounts represent for 2020, the grant date fair value of one-third of the PSAs granted in 2020, 2019 and 2018; for 2019, one-third of the value of the PSAs granted in 2019, 2018 and 2017; and for 2018, one-third of the value of the PSAs granted in 2018, 2017 and 2016.

The PSA amounts for 2020 shown in the table above represent the value (determined using the closing stock price on February 27, 2020), of one-third of the grant of the PSAs granted in 2020, 2019 and 2018, consistent with the applicable accounting rules, as only the 2020 PSAs first-year goal, 2019 PSAs second-year goal and 2018 PSAs third-year goal of the three-year performance period beginning in 2020 were set in 2020. The maximum potential values of the PSAs at the grant date reflected in 2020 (assuming the grant date closing stock price of $34.10) based on the units included here (one-third of the PSAs granted in 2020, 2019 and 2018) would be as follows (subject to rounding): Dr. Bourla—$9,795,634; Mr. D'Amelio—$4,812,874; Dr. Dolsten—$4,221,170; Ms. Hwang—$2,840,258 and Mr. Young—$3,629,468. The PSA grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

However, the Committee considered the full value of the 2020 annual LTI award when making the grant, and the amounts shown below represent (subject to rounding) the full grant date fair values using $34.10 per share/unit:

	A. Bourla	F. D'Amelio	M. Dolsten	A. Hwang	J. Young
A. PSAs at Target ($)	6,393,136	2,950,673	2,458,883	1,967,127	1,967,127
B. TSRUs ($)	6,782,951	3,130,596	2,608,832	2,087,062	2,087,062
C. 2020 LTI Award (Full Grant Date Fair Value) ($) (A + B)	13,176,087	6,081,269	5,067,715	4,054,189	4,054,189

[2] **Option Awards** column amounts represent the grant date fair values of the TSRUs awarded for all NEOs for 2020, 2019 and 2018, respectively under ASC Topic 718. The grant date fair values have been determined using the Monte Carlo simulation model, based on the assumptions and methodologies described in the company's 2020 Annual Report on Form 10-K (Note 13. Share-Based Payments).

[3] **Non-Equity Incentive Plan Compensation** column amounts represent annual incentive awards, under the GPP, made to the NEOs for performance in the year noted and paid early in the following year.

[4] **Change in Pension Value and Non-Qualified Deferred Compensation Earnings** column amounts represent the change in pension value for 2020, 2019 and 2018. The 2018 pension amounts reported in the SCT are zero ($0) as the change in value for each NEO, as applicable, was negative, as follows: Dr. Bourla—($545,846); Mr. D'Amelio—($337,569); Dr. Dolsten—($224,038); and Mr. Young—($251,824). The pension amount for 2020 represents the difference between the December 31, 2020 and December 31, 2019 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Pension Plan and Supplemental Pension Plans, based on the Pension Plan assumptions as of December 31, 2020, as shown below:

  a. Discount Rate: 2.59% for qualified pension plans; 2.35% for non-qualified pension plans.

  b. Lump Sum Interest Rates: For PRAP Sub-Plan, rates based on implied forward rates developed from the November 2020 full yield curve published by the IRS in December 2020 for PPA funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2020. For Wyeth Sub-Plan, 125% of the conversion factors used for PRAP Sub-Plan.

    c. Percent Electing Lump Sum:

        i.   75% relating to the PRAP Sub-Plan (only applies to the extent the executive is eligible to receive a lump sum).

        ii.   70% relating to the Pfizer benefit formula in the Supplemental Pension Plan.

        iii. 85% relating to the Wyeth Sub-Plan and the Wyeth benefit formula in the Supplemental Pension Plan.

    d. Mortality Table for Lump Sum: Unisex mortality table specified by IRC Section 417(e), with projected mortality improvements.

    e. Mortality Table For Annuities: Pri-2012 annuitant mortality table. No collar adjustments were made for the qualified plans, and a white collar adjustment was reflected for the non-qualified plans.

    f. Mortality Improvement Scale for Annuities: MMP-2019 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement.

(5) **All Other Compensation** column amounts represent the matching contributions and an RSC made by the company under the Savings Plan, and the Supplemental Savings Plan plus the incremental cost to the company of perquisites received by each of the NEOs as previously discussed in the "*2020 Incremental Cost of Perquisites*" section.

(6) Dr. Bourla became Chairman and Chief Executive Officer, effective January 1, 2020.

(7) Ms. Hwang was not a NEO in 2018 and 2019.

2020 Grants of Plan-Based Awards Table

This table provides additional information about non-equity incentive awards and long-term equity incentive awards granted to our NEOs during 2020. These awards were granted prior to the Transaction and are presented as they were when they were granted; accordingly they have not been adjusted for the impact of the Transaction, see "*Spin-Off Transaction and Adjustment to Outstanding Equity Awards and Retirement Plans*" earlier in this Proxy Statement. The awards, as adjusted, are listed in the "*2020 Outstanding Equity Awards at Fiscal Year-End Table*" later in this Proxy Statement. Note: As a result of the Transaction, each grant was adjusted by 105.2603% (e.g. 10,000 units pre-Transaction were adjusted to 10,526.03 units post-Transaction) and the grant price for the TSRUs was adjusted to $31.3129 from $34.10 (see details on the following page). The long-term incentive awards were made under the 2019 Stock Plan and are described in the CD&A section "*Elements of Our Executive Compensation Program.*"

Name (A)	Grant Date (B)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)(I)	All Other TSRU Awards: Number of Securities Underlying TSRUs[3][4] (#)(J)	Exercise or Base Price of TSRU Awards ($/Sh)(K)	Grant Date Fair Value of Stock and TSRU Awards[4] ($)(L)
		Threshold ($)(C)	Target ($)(D)	Maximum ($)(E)	Threshold (#)(F)	Target[3] (#)(G)	Maximum (#)(H)				
A. Bourla	2/27/2020								553,697	34.10	3,405,237
									474,398	34.10	3,377,714
		0	2,745,900	5,491,800	0	143,631	287,262				4,897,817
F. D'Amelio[5]	2/27/2020								255,553	34.10	1,571,651
									218,953	34.10	1,558,945
		0	1,300,000	2,600,000	0	70,570	141,140				2,406,437
M. Dolsten	2/27/2020								212,961	34.10	1,309,710
									182,461	34.10	1,299,122
		0	1,300,000	2,600,000	0	61,894	123,788				2,110,585
A. Hwang	2/27/2020								170,368	34.10	1,047,763
									145,969	34.10	1,039,299
		0	1,193,900	2,387,800	0	41,646	83,292				1,420,129
J. Young	2/27/2020								170,368	34.10	1,047,763
									145,969	34.10	1,039,299
		0	1,193,900	2,387,800	0	53,218	106,436				1,814,734

[1] The amounts represent the threshold, target and maximum annual incentive award payout for the January 1, 2020-December 31, 2020 performance period. The actual 2020 payout is reported in the "*2020 Summary Compensation Table*" in the "*Non-Equity Incentive Plan Compensation*" column.

[2] The amounts represent the threshold, target and maximum share payouts under our Performance Share Award Program. The PSAs are designed to reward the achievement of three one-year operating goals and relative TSR over the three-year performance period. The "target" amount shown represents one-third of each of the 2018, 2019 and 2020 PSA grants (as noted earlier in this Proxy Statement). The payment for below threshold performance is 0%. See "*SCT footnote 1*" for further information on the full value of the 2020 PSA grant.

[3] Consistent with historical practice, long-term incentive grant values are converted into units using the closing stock price/value on the first trading day of the week of grant. The PSA values were converted into units using the closing stock price of $34.67 on February 24, 2020; the 5-Year and 7-Year TSRU award values were converted using $5.87 and $6.85, respectively, the estimated values using the Monte Carlo Simulation model as of February 24, 2020. PSAs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled five or seven years from the grant date, respectively.

[4] The amounts shown represent the award values as of the grant date (subject to rounding) of the equity awards in accordance with ASC Topic 718 (as required under Reg. S-K Item 402(d)(20)(Vii). The values for the PSAs, 5-Year and 7-Year TSRUs are shown at the respective fair values of $34.10, $6.15 and $7.12, respectively as of February 27, 2020.

[5] Mr. D'Amelio's February 27, 2020 annual grant includes 79,084 TSRUs and 14,422 PSAs that are only eligible for retirement treatment if he retires on or after the second anniversary of grant.

2020 Outstanding Equity Awards at Fiscal Year-End Table

The following table details the outstanding equity awards held by our NEOs as of December 31, 2020, which reflects the adjustment made to outstanding awards due to the Transaction (see "*Spin-Off Transaction and Adjustment to Outstanding Equity Awards and Retirement Plans*" earlier in this Proxy Statement). Note: As a result of the Transaction, the number of shares were adjusted by 105.2603% (e.g. 10,000 units pre-Transaction were adjusted to 10,526.03 units post-Transaction) and the applicable grant prices for the TSRUs were correspondingly reduced. The grant prices were further reduced by the dollar value of the accumulated dividends earned on each grant prior to the Transaction. As such, only dividends post-Transaction will be utilized in the settlement formula.

		Option/TSRU Awards[2]						Stock Awards[2]			
Name (A)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
A. Bourla	2/27/2014			53,925			22.35	2/27/2021				
	2/26/2015			77,709			25.60	2/26/2022				
	2/25/2016			163,334			22.89	2/25/2021				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018				285,161		30.17	2/22/2023				
	2/22/2018				238,399		30.17	2/22/2025				
	2/28/2019				379,995		38.71	2/28/2024				
	2/28/2019				320,231		38.71	2/28/2026				
	2/27/2020				582,823		31.31	2/27/2025				
	2/27/2020				499,353		31.31	2/27/2027				
	1/1/2018–12/31/2020										109,616	4,034,963
	1/1/2019–12/31/2021										146,602	5,396,431
	1/1/2020–12/31/2022										197,344	7,264,236
F. D'Amelio	2/27/2014			152,785			22.35	2/27/2021				
	2/26/2015			127,160			25.60	2/26/2022				
	2/25/2016			163,334			22.89	2/25/2021				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018				152,085		30.17	2/22/2023				
	2/22/2018				127,146		30.17	2/22/2025				
	2/28/2019 [3]				189,998		38.71	2/28/2024				
	2/28/2019 [3]				160,116		38.71	2/28/2026				
	2/27/2020 [3]				268,996		31.31	2/27/2025				
	2/27/2020 [3]				230,471		31.31	2/27/2027				
	1/1/2018–12/31/2020										58,462	2,151,970
	1/1/2019–12/31/2021 [3]										73,301	2,698,216
	1/1/2020–12/31/2022 [3]										91,082	3,352,718

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
M. Dolsten	2/26/2015			127,160			25.60	2/26/2022				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	2/22/2018				152,085		30.17	2/22/2023				
	2/22/2018				127,146		30.17	2/22/2025				
	2/28/2019				158,331		38.71	2/28/2024				
	2/28/2019				133,430		38.71	2/28/2026				
	3/1/2019 [4]								119,693	4,405,889		
	2/27/2020				224,163		31.31	2/27/2025				
	2/27/2020				192,059		31.31	2/27/2027				
	1/1/2018– 12/31/2020										58,462	2,151,970
	1/1/2019– 12/31/2021										61,085	2,248,526
	1/1/2020- 12/31/2022										75,901	2,793,919
A. Hwang	2/27/2014			9,886			22.35	2/27/2021				
	2/26/2015			12,716			25.60	2/26/2022				
	2/25/2016			22,686			22.89	2/25/2021				
	2/25/2016			20,273			22.89	2/25/2023				
	2/23/2017			21,359			27.34	2/23/2022				
	2/23/2017			17,732			27.34	2/23/2024				
	2/22/2018				57,032		30.17	2/22/2023				
	2/22/2018				47,680		30.17	2/22/2025				
	2/28/2019				126,665		38.71	2/28/2024				
	2/28/2019				106,743		38.71	2/28/2026				
	2/27/2020				179,330		31.31	2/27/2025				
	2/27/2020				153,647		31.31	2/27/2027				
	1/1/2018– 12/31/2020										21,924	807,008
	1/1/2019– 12/31/2021										48,867	1,798,798
	1/1/2020- 12/31/2022										60,722	2,235,159

Name (A)	Grant Date/ Performance Share Period[1]	Option/TSRU Awards[2]							Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable (#)(B)	Number of Securities Underlying Unexercised Options Unexercisable (#)(C)	Number of Securities Underlying Unexercised TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised TSRUs Unvested (#)(C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ TSRU Exercise Price ($)(E)	Option/ TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#)(G)	Market Value of Shares or Units of Stock That Have Not Vested ($)(H)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(J)
J. Young	2/27/2014			129,419			22.35	2/27/2021				
	2/26/2015			127,160			25.60	2/26/2022				
	2/25/2016			163,334			22.89	2/25/2021				
	2/25/2016			145,970			22.89	2/25/2023				
	2/23/2017			153,789			27.34	2/23/2022				
	2/23/2017			127,674			27.34	2/23/2024				
	12/29/2017 [5]			361,099			30.31	12/29/2022	21,666	797,508		
	2/22/2018				152,085		30.17	2/22/2023				
	2/22/2018				127,146		30.17	2/22/2025				
	2/28/2019				126,665		38.71	2/28/2024				
	2/28/2019				106,743		38.71	2/28/2026				
	2/27/2020				179,330		31.31	2/27/2025				
	2/27/2020				153,647		31.31	2/27/2027				
	1/1/2018– 12/31/2020										58,462	2,151,970
	1/1/2019– 12/31/2021										48,867	1,798,798
	1/1/2020– 12/31/2022										60,722	2,235,159

[1] For better understanding of this table, we have included an additional column showing the grant dates of TSRUs, PTSRUs, RSUs and the associated performance periods for the PSAs. The PSAs shown represent the full grant (irrespective of when the goals are set).

[2] Vesting Provisions:

TSRUs vest and are settled in accordance with the schedule below:

Grant Date	Vesting
2/27/2014 2/26/2015	Full vesting after 3 years and payable after 7 years
2/25/2016 2/23/2017 2/22/2018 2/28/2019 2/27/2020	Full vesting after 3 years and payable after 5 years or 7 years

[3] Mr. D'Amelio's February 28, 2019 and February 27, 2020 annual grant includes the following awards (subject to rounding):

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/28/2019	31,667	26,686	12,217
2/27/2020	44,832	38,412	15,181

The 2019 awards are not eligible for retirement treatment and vest on the third anniversary of grant. The 2020 awards are only eligible for retirement treatment, if he retires on or after the second anniversary of grant and vest on the third anniversary of grant.

[4] In 2019, Dr. Dolsten "exercised" the following TSRUs and received the resulting Profit Units:

Exercise Date	TSRUs Exercised	TSRUs*	Profit Units*	Distribution Date
3/1/2019	2/27/2014 – 7 Year	126,366	48,582	2/27/2021
3/1/2019	2/25/2016 – 5 Year	155,172	57,609	2/25/2021
	Total:		**106,191**	

* Amounts do not include dividend equivalent units (DEUs) for exercises on March 1, 2019 and represents pre-Transaction units as of the exercise date. As a result of the Transaction, the adjusted Profit Units for the 2/27/2014 and 2/25/2016 grants are 54,759 and 64,934 (including DEUs), respectively as of December 31, 2020.

[5] Mr. Young received a special equity award of PTSRUs on December 29, 2017. As the performance and service conditions have been met, these PTSRUs are vested and will settle on December 29, 2022. Mr. Young also received a grant of RSUs on December 29, 2017 that vests one-third on each of the second, third and fourth anniversaries of grant.

2020 Option/TSRU Exercises and Stock Vested Table

The following table provides additional information about the value realized by the NEOs on TSRU award settlements and unit award vesting that occurred during 2020. All amounts shown are those at the time of settlement and, other than the RSUs for Mr. Young which settled after the closing of the Transaction, the amounts do not reflect the adjustment for the Transaction (see "*Spin-Off Transaction and Adjustment to Outstanding Equity Awards and Retirement Plans*" earlier in this Proxy Statement). Note: the "exercises" of the TSRUs listed above are not reported in the table below until the Profit Units are distributed.

Name	TSRU Awards			Option Awards		Restricted Stock/Restricted Stock Units			Performance Shares 2017-2019 Paid February 2020[1]		
	Number of Shares Acquired on Exercise (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
A. Bourla	36,979	13,822	1,263,105	—	—	—	—	—	45,566	—	1,582,052
F. D'Amelio	118,256	53,650	3,996,709	—	—	—	—	—	45,566	22,314	1,582,052
M. Dolsten[3]	—	—	—	—	—	131,953	54,924	4,300,344	45,566	22,314	1,582,052
A. Hwang[4]	3,430	1,166	119,097	—	—	4,148	1,409	148,155	3,164	—	109,854
J. Young[5]	82,906	36,287	2,815,326	—	—	21,659	10,607	802,448	45,566	22,314	1,582,052

[1] PSAs earned over the 2017-2019 performance period and were paid on February 26, 2020, with a fair market value of $34.72. Dr. Bourla and Ms. Hwang elected to defer 100% of their PSA payments into the DCP.

[2] Represents TSRUs, which were granted on: (i) February 28, 2013, and settled on February 28, 2020, using the settlement price (20-day average) of $36.45 and a fair market value of $33.42, and (ii) February 26, 2015, and settled on February 26, 2020, using the settlement price of $36.80 and a fair market value of $34.72.

[3] The amount reported in the RSUs represents the payment of PTUs from the exercises on January 31, 2019 of Dr. Dolsten's TSRUs granted on February 28, 2013 and February 26, 2015 due to settle on February 28, 2020 and February 26, 2020. The PTUs were settled at $33.42 and $34.72 from the February 28, 2013 and February 26, 2015 grants, respectively.

[4] Ms. Hwang's RSUs represent the distribution of her RSU award granted on February 23, 2017, which vested and distributed on February 23, 2020 at a fair market value of $35.72.

[5] Mr. Young's RSUs represent one-third of the RSU award granted on December 29, 2017, which vested and was distributed on December 29, 2020 at a fair market value of $37.05. This is reflective of the adjustment due to the Transaction, as the vesting occurred after the closing of the Transaction.

Retirement Benefits

The following 2020 Pension Benefits Table shows the present value of accumulated benefits payable to each of our NEOs (other than Mr. Young who is not a participant, see footnote below) under the Pfizer Consolidated Pension Plan* (the Pension Plan or the PCPP), which retains both the Pfizer and legacy company pension formulas, including: the Wyeth Retirement Plan U.S. (the Wyeth Sub-Plan) and the Pfizer Retirement Annuity Plan (the PRAP Sub-Plan) formulas. Included are benefits earned under the related Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees* (the Supplemental Pension Plan), which includes both the Pfizer and legacy company pension formulas and the Wyeth Supplemental Executive Retirement Plan (collectively, the Supplemental Plans). Pension benefits for all eligible U.S.-based employees, including the eligible NEOs, were provided under the Pension Plan and Supplemental Plan formulas.

* The Pension Plan and Supplemental Pension Plan were closed to new participants effective January 1, 2011 and were frozen for future accruals and eligible salary on December 31, 2017.

2020 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2020 ($)	Lump Sum Value ($)
A. Bourla[2]	Pension Plan	24	99,757	1,285,222	0	76,480	1,428,170
	Supplemental Plan		808,408	10,253,615	0	619,779	11,537,407
F. D'Amelio	Pension Plan	10	42,679	626,573	0	39,264	667,090
	Supplemental Plan[3]		788,714	11,465,428	0	725,616	12,328,051
M. Dolsten[4]	Pension Plan	9	41,404	641,590	0	37,306	707,769
	Supplemental Plan		431,209	6,540,604	0	388,586	7,167,656
A. Hwang	Pension Plan	21	86,987	1,021,595	0	52,482	1,062,373
	Supplemental Plan		142,914	1,659,715	0	86,225	1,745,407
J. Young[5]	U.K. Pension Plan	23	539,670	10,019,096	0	0	0
	U.K. Supplemental Plan	1	21,024	491,400	0	0	0

[1] The present value of these benefits is based on the December 31, 2020 assumptions used in determining our financial statement disclosure as of December 31, 2020. See the "*2020 Summary Compensation Table*" footnote, for the assumptions used.

[2] The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 GRD in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, the values were $41,988 and $46,058 converted from GRD to USD using exchange rates of 0.003281 USD/GRD and 0.003599 USD/GRD as of December 31, 2019 and December 31, 2020, respectively.

[3] Mr. D'Amelio's Supplemental Pension Plan benefits reflect the inclusion of an additional six years of benefit accrual service for pension purposes that were provided under the terms of his offer letter in 2007. The amounts shown include the values attributable to the additional six years of service: $305,409 in the Supplemental Pension Plan Age 65 Single-Life Annuity Payment and $4,439,697 in the Supplemental Pension Plan Present Value of Accumulated Benefits.

[4] The retirement benefits for Dr. Dolsten attributable to service prior to 2012 are based on the provisions of the Wyeth Sub-Plan formula and the Wyeth Supplemental Executive Retirement Plan formula.

[5] Mr. Young does not participate in the Pension Plan or the Supplemental Plan noted above as he transferred from the U.K. to the U.S. in August 2012 and these plans were closed to new entrants at that time. The amounts in the table reflect benefits accrued during his participation in the U.K. Plans plus legally required U.K. pension consumer price index increases. The amounts reported represent the present value of the accrued benefits, payable at age 65. Due to changes in the U.K. pension laws, Mr. Young ceased participation in the U.K. Pension Plan and commenced participation in the U.K. Supplemental Plan on April 1, 2011. The benefits were converted from GBP to USD using exchange rates (£ per $1) of 0.756773 and 0.732601 as of December 31, 2019 and December 31, 2020, respectively. In addition, Mr. Young is eligible for survivor benefits for his U.K. pension that, in the event of his death while in active service, would provide his spouse with 50% of his accrued U.K. benefit, consistent with survivor benefits provided to all other active U.K. employees in the U.K. Pension Plan.

For the purpose of computing the "Lump Sum Value" shown in the Pension Benefits Table, lump sum interest rates as of January 1, 2021 are 0.51% for annuity payments expected to be made during the first 5 years, 2.31% for payments after 5 and up to 20 years, and 3.15% for payments made after 20 years. For the portion of the Wyeth formula benefit accrued prior to January 1, 2012, the lump sum assumption as of January 1, 2021 is based on the Unisex 1994 Group Annuity Mortality table blended 50% Male and 50% Female, and an interest rate of 0%, which is 120% of the November 2020 immediate Pension Benefit Guaranty Corporation (PBGC) lump sum interest rate used to calculate lump sums during the first quarter of 2021.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the "*2020 Pension Benefits Table*" above. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming termination of employment on December 31, 2020.

We have also added a column showing the immediately payable pension benefit, as well as a column showing the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan.

The Pension Plan and Supplemental Pension Plan Summary

The Pension Plan is a frozen, funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including most of the NEOs. The following table summarizes the pension plan terms, including the legacy plan benefits for our NEOs.

Pfizer's Pension Plan[1]

Name	Time Frame	Plans	Pension Earnings	Formula	Form of Payment
All NEOs (excluding J. Young)	Frozen on December 31, 2017	Pension Plan/Supplemental Pension Plan	Highest five-calendar year average of salary and annual bonus[1] earned for the year (on December 31, 2017) Earnings up to the tax limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan	Pfizer formula: Greater of (1.4% of Pension Earnings) x years of service; or (1.75% of Pension Earnings −1.5% primary social security benefit) x years of service (on December 31, 2017; capped at 35 years)	Annuity or Lump sum

Legacy Plans[2]

Name	Time Frame	Plans	Pension Earnings	Formula	Form of Payment
M. Dolsten	Pension benefits earned prior to January 2012	Wyeth Sub-Plan/Supplemental Plans	Highest five-year average of the last 10 years of salary and annual bonus paid during the year (on December 31, 2017)	(2% of Pension Earnings − 1/60th of annual primary social security benefit on December 31, 2017) x years of service (on December 31, 2011, capped at 30)	Annuity or Lump sum
J. Young	Pension benefits earned prior to August 2012	U.K. Pension Plan/U.K. Supplemental Plan	Basic salary	After 2010: 1.75% of Pension Earnings x years of service Prior to 2011: 2.22% of Pension Earnings x years of service	Annuity

[1] Bonuses other than the annual short-term incentive are not included in Pension Earnings.
[2] Dr. Bourla's prior pension benefit from 1993 to 1999 accrued under the government sponsored Greek TSAY (Greece Fund for Health Professionals); not a Pfizer sponsored program and as such is not listed.

GENERAL

Contributions to the Pension Plan are made entirely by Pfizer and are paid into a tax exempt trust from which benefits are paid. Under the frozen Pension Plan, the amount of annual earnings that may be considered in calculating benefits and the maximum annual pension benefit are limited by law. Under the frozen Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that would have been paid in the absence of these IRC limits and the amount that may be paid under the Pension Plan. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer or a predecessor company established and funded trusts to secure obligations under the Supplemental Plans.

EARLY RETIREMENT PROVISIONS

Under the Pension Plan and Supplemental Plan, the normal retirement age is 65. Under the PRAP Sub-Plan, if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or an equivalent lump sum that is unreduced under the terms of the Pension Plan or the Supplemental Pension Plan for early payment. Under the PRAP Sub-Plan, if an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Pension Plan, that participant may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, or beginning in 2020, an immediate annuity or lump sum actuarially reduced to the age at distribution, if elected within a six-month window after termination, certain exclusions apply.

BOARD POLICY ON PENSION BENEFITS FOR EXECUTIVES

In December 2005, the Pfizer Board approved the adoption of a policy limiting the level of defined benefit pensions for members of the ELT. As the U.S. defined benefit plans in which the NEOs participate are frozen and no participant's accrued benefit is affected by this limit, the limitation, while continuing to apply, has no effect and is therefore moot.

2020 Non-Qualified Deferred Compensation Table[1]

This table summarizes activity during 2020 and account balances in our various non-qualified savings and deferred compensation plans for our NEOs. The following plans permit the executives to defer eligible earnings on a pre-tax basis: PSSP and DCP. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to employee deferrals of previously earned compensation and the earnings on amounts in the plans. In addition to employee deferrals, the PSSP has two types of company contributions; company matching contributions and the RSC, described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation that otherwise could have been deferred under the related tax-qualified PSP but for the application of certain IRC limitations, plus related company matching contributions based on the executive's contributions and the RSC. In addition, the PSSP accepts transfers of Post-2004 Supplemental Pension Plan benefits into the plan which are treated as re-deferrals as required by IRC Section 409A.

Name	Plan[2]	Executive Contributions in 2020 ($)	Pfizer Contributions in 2020 ($)[3]	Aggregate Earnings in 2020 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2020 ($)[4]
A. Bourla	PSSP	639,250	698,550	848,547	—	6,903,075
	Deferred PSA	1,582,052	—	438,431	—	9,018,635
	Deferred RSU	—	—	62,711	—	2,155,014
	Total:	**2,221,302**	**698,550**	**1,349,689**	**—**	**18,076,724**
F. D'Amelio	PSSP	184,125	415,706	1,127,742	—	7,656,555
	Total:	**184,125**	**415,706**	**1,127,742**	**—**	**7,656,555**
M. Dolsten	PSSP	178,125	402,206	381,958	—	3,806,140
	Deferred RSU	166,795	—	1,269,286	—	16,355,811
	Total:	**344,920**	**402,206**	**1,651,244**	**—**	**20,161,951**
A. Hwang	PSSP	163,950	370,313	106,681	—	1,101,898
	Deferred PSA	109,854	—	16,212	—	126,066
	Total:	**273,804**	**370,313**	**122,893**	**—**	**1,227,964**
J. Young	PSSP	214,000	362,550	561,529	—	5,073,164
	Deferred RSU	—	—	84,226	—	2,934,715
	Total:	**214,000**	**362,550**	**645,755**	**—**	**8,007,879**

[1] Contribution amounts in this table have been reflected in the "*2020 Summary Compensation Table*" and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the "*2020 Summary Compensation Table*" and were not reflected in prior years' summary compensation tables.

[2] The PSSP contributions were based on the executive's deferral election and the salary shown in the "*2020 Summary Compensation Table*," as well as annual incentive awards paid in 2020, previously reported in 2019. The reported PSSP values include legacy Wyeth Supplemental Employee Savings Plan (Wyeth SESP) earnings and balances for Dr. Dolsten. Prior to 2012, Dr. Dolsten participated in the Wyeth Supplemental Employee Savings Plan (Wyeth SESP), an unfunded, non-qualified supplemental savings plan. In certain circumstances, a rabbi trust was established to meet all or a portion of our obligations under the Wyeth SESP.

[3] Represents PSSP company matching contributions and RSC earned in 2020 and reported in the "*2020 Summary Compensation Table*" under the "All Other Compensation" column.

[4] Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' deferral activities, including employee contributions, company matching contributions/RSC, withdrawals and investment earnings thereon as of December 31, 2020. The amounts reported do not include the fourth quarter 2020 matching contributions or the RSC earned in 2020 because they were credited in early 2021; such amounts are included under the "Pfizer Contributions in 2020" column and in the "*2020 Summary Compensation Table*" under the "All Other Compensation" column (based on the year contributions were earned).

Pfizer Savings Plans

GENERAL

The company provides the PSP and the PSSP to U.S.-based employees who meet the eligibility requirements. Employer matching contributions and RSC amounts, if applicable, are reflected in the "All Other Compensation" column of the "*2020 Summary Compensation Table*" or prior years' summary compensation tables, as applicable. Note that investment earnings have not been included in the "*2020 Summary Compensation Table.*"

SAVINGS PLAN

The PSP is a tax-qualified retirement savings plan to which participating employees may contribute a percentage of their salary and bonus (regular earnings).

EMPLOYEE DEFERRALS AND COMPANY MATCHING CONTRIBUTIONS

Participant	Employee Contributions	Company Match	Timing	Tax Law Restrictions
All NEOs	May contribute up to 30% of "regular earnings" on a before-tax basis, Roth 401(k) basis and/or after-tax basis subject to IRC earnings cap of $285,000.	Matching contributions are equal to 100% of the first 3% of "regular earnings" contributed, and 50% of the next 3% of "regular earnings" contributed.	Immediately vested; match contributed shortly after the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability.	"Annual Additions"* limited to $57,000 (or $63,500 for eligible participants age 50 and over). Effective annual deferrals (pre-tax/ Roth basis) limited to $19,500 (or $26,000 for eligible participants age 50 and over).

* Includes matching contributions, RSC, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

RETIREMENT SAVINGS CONTRIBUTION

Participant	Company Contribution	Timing	Form of Payment
All NEOs	Age- and service-weighted annual company contribution from 5% to 9% of "regular earnings" which is vested after three years of service.	Made early in the following year but only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability.	Savings Plan balances (employee deferrals, matching contributions and the RSC) may be distributed as a lump sum or in partial payments.

SUPPLEMENTAL SAVINGS PLAN*

The PSSP is intended to provide continuing contributions and crediting of company contributions equal to the difference between the amount actually allocated under the PSP and the amount that would have been allocated to an employee's account, if the limits described in the preceding paragraphs under "Savings Plan-Employee Contributions" and "Savings Plan-Tax Law Restrictions" columns did not exist.

Participant	Employee Contributions	Company Contributions	Timing	Form of Payment
All NEOs	May contribute up to 30% of "regular earnings" on a before-tax basis.	Matching contributions and RSC: Same as PSP above.	Same as PSP above.	Lump sum (default) or in 2 to 20 annual installments (as elected) following termination from service.

* Any amounts deferred are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the **"2020 Summary Compensation Table."** In the **"2020 Non-Qualified Deferred Compensation Table"**, PSSP values (including the legacy Wyeth SESP values for Dr. Dolsten) are shown for each NEO. Matching contributions and RSC are shown in the "Pfizer Contributions" column of the table. The "Aggregate Earnings" column for the PSSP in the **"2020 Non-Qualified Deferred Compensation Table"** represents the amount by which the PSSP (including the legacy Wyeth SESP for Dr. Dolsten) balances changed in the past fiscal year, net of employee and employer contributions.

Estimated Benefits upon Termination Table

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan under various termination scenarios as of December 31, 2020 based upon the closing price of Pfizer common stock on that date of $36.81.

Name	Severance[1] (A)($)	Other[2] (B)($)	Termination Without Cause		Termination on Change in Control		Death or Disability
			Long-Term Award Payouts[3][4] (C)($)	Total (A+B+C)($)	Long-Term Award Payouts[4][5] (D)($)	Total (A+B+D)($)	Long-Term Award Payouts[4][5] ($)
A. Bourla	7,946,435	29,325	26,119,428	34,095,188	26,119,428	34,095,188	26,119,428
F. D'Amelio	2,845,000	19,062	11,897,098	14,761,160	12,801,835	15,665,897	12,801,835
M. Dolsten	2,745,000	27,779	11,335,745	14,108,524	11,335,745	14,108,524	11,335,745
A. Hwang	3,759,227	29,325	7,366,367	11,154,919	7,366,367	11,154,919	7,366,367
J. Young	4,977,800	27,458	10,469,009	15,474,267	10,667,158	15,672,416	10,667,158

[1] These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks' pay plus 3 weeks' pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. Under the GPP, the individual would receive, in addition to the severance payment, a pro-rata portion of their award for the year of termination provided certain performance targets are achieved.

[2] These amounts represent the company's cost of 12 months of active employee medical, dental and life insurance coverage. The amounts vary based on the coverages selected.

[3] These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2020 upon a termination without cause.
For retirement eligible participants, all awards (excluding PTSRUs, off-cycle awards and 2020 Annual LTI) that are held for at least one year will continue to vest and be distributed according to the original terms of the award. All awards held less than one year will be prorated, excluding the 2020 Annual LTI award which will continue to vest and settle according to the original terms of the award. Prorated awards including RSUs will be paid out on termination and TSRUs and PSAs will settle on the original settlement date.

[4] These amounts do not include the value of the vested equity awards and the value of PTSRUs for Mr. Young, as of December 31, 2020 ($2,348,657). The PTSRUs will settle on the original settlement date.

[5] These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2020 upon a termination due to death or disability, or termination upon a change in control. For awards granted in 2016 and later, in all cases other than death for which the awards vest and settle, the awards will continue to vest and will be settled on the original settlement date. For Mr. Young, the PTSRUs will settle immediately upon death, and for disability and termination upon a change in control, will settle on the original settlement date.

Potential Payments upon Disability, Death, Retirement or Change in Control

The NEOs are eligible for the following potential payments upon disability, death, retirement or a change in control (subject to the plan provisions):

Disability	Benefits Program	Long-Term Incentive Program
	• Company-paid long-term disability coverage of 50% of pay (salary and bonus), and 60% or 70% of pay, if the employee purchases the additional coverage. Covered pay maximum for this purpose is $500,000. • Health and life insurance benefits are continued for 24 months for those who are approved to receive long-term disability benefits due to an injury or illness. • Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated due to disability (after short-term disability ends).	• RSUs will continue to vest and be paid according to the original vesting schedule. • Vested TSRUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Vested PTSRUs will be settled on the original settlement date.

Death	Benefits Program	Long-Term Incentive Program
	• Life insurance proceeds under the Pfizer program, under which the company provides life insurance coverage equal to one times pay (salary plus bonus) with a maximum cap of $2.0 million at no cost to the employee. • Additional life insurance proceeds if the executive purchased additional life insurance benefits of up to eight times pay (salary plus bonus), (subject to evidence of insurability requirements) to a maximum benefit of $4.0 million. • Upon the death of an employee, pension benefits and deferred compensation are payable in accordance with the plans and the executive's prior elections (if any). Additionally, health insurance coverage continues for family members at no cost for three months and afterwards either COBRA or retiree medical (if eligible) is offered.	• RSUs immediately vest and are paid in full. • Vested TSRUs are immediately settled. • Unvested TSRUs will vest and are immediately settled. • PSAs immediately vest and are paid out at target. • Vested PTSRUs are immediately settled.

Retirement	Benefits Program	Long-Term Incentive Program
	• For additional details, see "*Pension and Savings Plans*" and "*Retiree Healthcare Benefits*" for further information on health care, pension and savings plan benefits under Pfizer's plans.	If a participant retires (after attaining age 55 with at least 10 years of continuous and uninterrupted service, measured from the most recent hire date or attaining age and years of service of 90 or more) after the first anniversary of the grant date: • RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting schedule. ◦ Off-cycle grants are typically forfeited. • Unvested TSRUs continue to vest and are settled on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Vested PTSRUs will be settled on the original settlement date. Generally, if the retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited. Vested TSRUs and related PTUs, as applicable, will be settled on the fifth or seventh anniversary of the grant date. Based on age and years of service, all active NEOs are currently eligible for retirement treatment and had long-term incentive awards with a value of $12,906,363 for Dr. Bourla, $6,253,810 for Mr. D'Amelio, $6,253,810 for Dr. Dolsten, $3,300,799 for Ms. Hwang and $5,804,082 for Mr. Young as of December 31, 2020 had they retired on that date. These amounts do not include $8,622,112 for Dr. Bourla, $10,605,408 for Mr. D'Amelio, $10,528,394 for Dr. Dolsten, $1,253,708 for Ms. Hwang and $12,616,278 for Mr. Young representing the current value of their vested but unsettled TSRUs and PTSRUs (and PTUs, as applicable) as of December 31, 2020. The actual amount received by these NEOs for their long-term incentive awards will be determined on the settlement date (in respect of TSRUs, PTUs and PSAs) based on the values at the respective time and is not tied to retirement or other separation from service.

Change in Control	Long-Term Incentive Program
	If a participant's employment is terminated other than for cause within 24 months following a change in control: • RSUs will continue to vest and be paid according to the original vesting schedule. • Vested TSRUs will immediately settle for those granted prior to 2016. The TSRUs granted in 2016 and later will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on the original settlement date. • PSAs will continue to vest and are settled based on the actual performance at the end of the performance period. • Vested PTSRUs will be settled on the original settlement date.

CEO Pay Ratio

As required in Item 402(u) of Regulation S-K pursuant to the Dodd-Frank Act, Pfizer is required to disclose the ratio of the CEO's annual total compensation to that of the median-paid employee. Further to this requirement, under the disclosure Instructions 2 to Item 402(u), the median-paid employee may be identified once every three years if there is no significant impact to the pay ratio disclosure during the fiscal year. As in previous years, the date chosen for selection of the median-paid employee is October 1 of the relevant year. After the closing of the Transaction on November 16, 2020, there was a change in our employee population that may significantly impact the pay ratio, limited to the last one and a half months of the fiscal year. Given our traditional selection date for the median-paid employee as of October 1, 2020 and the late-year closing of the Transaction, we have determined that the pay ratio calculated using the same median-paid employee selected for the 2020 Proxy Statement best represents the ratio in effect for our last completed fiscal year. Pfizer also determined that there were no significant changes in our employee population or to the median-paid employee's compensation arrangements in 2020 (including any impact as a result of the COVID-19 pandemic) that would significantly affect the pay ratio disclosure. Accordingly, the employee representing the median-paid employee selected for the 2020 Proxy Statement remains as the designated median-paid employee for the 2021 Proxy Statement, which would be the second year as the median-paid employee.

The 2020 annual total compensation for Dr. Bourla was $21,033,570, which is approximately 193 times the annual total compensation of the median-paid employee whose 2020 annual total compensation was $108,828. The annual total compensation was determined using the requirements for the SCT. As the median-paid employee was located outside of the U.S., the annual total compensation was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2020).

Annual Total Compensation

Albert Bourla:	$21,033,570
Median-Paid Employee	$108,828 [(1)]
Ratio	193:1

[(1)] Cash compensation (including overtime pay) of $74,616; equity of $0; change in pension of $19,075 plus all other compensation of $15,137.

We applied the following steps to identify the median-paid employee for the 2020 Proxy Statement (who is also the median-paid employee for the 2021 Proxy Statement):

(1) Calculated the annual total cash compensation (annual base salary rate + actual incentive bonus paid during the prior 12 months, if applicable) for all employees of the company as of October 1, 2019. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on the foreign exchange rate in effect on the last day of the prior month (September 30, 2019)), and did not make any assumptions or adjustments to the amounts determined.

(2) Ranked (a) the annual total cash compensation from lowest to highest of all employees (excluding the CEO, and including the NEOs, full-time and part-time employees and employees on leave); then (b) all employees with identical median total cash compensation were sorted by employee identification numerical order. The median employee from this subset with identical median compensation was ultimately deemed to be the median-paid employee.

This table provides certain information as of December 31, 2020, which reflects the adjustment made to outstanding awards relating to the Transaction, with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	372,046,308 [(1)]	$29.27	410,697,917 [(2)]
Equity compensation plans not approved by security holders		N/A	0
Total	372,046,308	$29.27	410,697,917

[(1)] This amount includes the following:

- 75,401,954 shares to be issued upon the exercise of outstanding stock options, of which 47,716,830 were granted from the Pfizer Inc. 2004 Stock Plan, as amended and restated (the 2004 Stock Plan) with a weighted-average exercise price of $25.54, 25,948,873 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $33.13, and 1,736,251 were granted from the Pfizer Inc. 2019 Stock Plan (2019 Stock Plan) with a weighted-average exercise price of $32.40.

- 5,263,694 shares to be issued pursuant to outstanding PSAs but not yet earned as of December 31, 2020, of which 3,479,507 were granted under the 2014 Stock Plan and 1,784,187 were granted under the 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to two measures: the average of three one-year operating metrics (Operating Income for performance years through 2018 or Adjusted Net Income for 2019 and later years, except for PSAs granted in 2017) and the relative three-year TSR as compared to the DRG Index. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 33,876,391 Portfolio Performance Shares (PPSs) to be issued, but not yet earned as of December 31, 2020, of which 25,612,573 were granted from the 2014 Stock Plan and 8,263,818 were granted from the 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to Pfizer's long-term product portfolio during a five-year performance period from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 23,692,208 shares subject to RSUs of which 14,649,713 were granted under the 2014 Stock Plan and 9,042,495 were granted from the 2019 Stock Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).

- 232,344,777 TSRUs and PTSRUs not yet settled as of December 31,2020. This includes the following shares granted under our stock plans:

Pfizer Stock Plans	Vested TSRUs and PTSRUs	Weighted – Average Grant Price	Non-Vested TSRUs	Weighted – Average Grant Price
2004 Stock Plan	2,495,019	$22.35	—	—
2014 Stock Plan	100,000,410	$25.38	77,524,255	$34.03
2019 Stock Plan	5,661	$31.31	52,319,432	$31.33

The number of shares, if any, to be issued pursuant to outstanding TSRUs and PTSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.

- 1,467,284 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants, of which 151,508 PTUs were from TSRUs granted under the 2004 Stock Plan and 1,315,776 PTUs were from TSRUs granted under the 2014 Stock Plan.

[(2)] This amount represents the number of shares available 410,697,917 for issuance pursuant to stock options and awards that could be granted in the future under the 2019 Stock Plan. Under the 2019 Stock Plan, any option, TSRU or PTSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a three-to-one basis.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the MIP Plan), pursuant to which no subsequent awards have been or will be made. As of December 31, 2020, 1,658 Pfizer shares were issuable in settlement of the participants' accounts, which are delivered in lump sums and installments upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

Financial Measures

The following table contains a comparison of 2020 and 2019 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to *"Financial Results for Annual Incentive Purposes"* within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budget exchange rates and, therefore, are different from those utilized in our press releases and Management's Discussion and Analysis in the 2020 Annual Report on Form 10-K.

Financial Measures

(Billions, except per common share data)	2020	2019
GAAP Revenues[1]	$41.9	$41.2
Adjusted for Legacy Upjohn revenues included for Annual Incentive Purposes[2]	7.9	10.6
Foreign exchange impact relative to rates in effect for budget purposes	0.2	0.6
Exclusion of non-recurring items	—	—
Non-GAAP Revenues for Annual Incentive Purposes	**$50.0**	**$52.4**
GAAP Diluted EPS[1]*	$1.71	$ 2.87
Purchase accounting adjustments—net of tax	0.45	0.59
Acquisition-related costs—net of tax	0.01	0.02
Discontinued operations – net of tax	(0.47)	(0.96)
Certain significant items-net of tax	0.52	(0.62)
Non-GAAP Adjusted Diluted EPS*	**$2.22**	**$1.91**
Adjust for Legacy Upjohn EPS included for Annual Incentive Purposes[2]	0.69	1.04
Foreign exchange impact relative to rates in effect for budget purposes	0.06	0.05
Exclusion of non-recurring items	—	—
Non-GAAP Adjusted Diluted EPS for Annual Incentive Purposes	**$2.97**	**$3.00**

[1] GAAP Revenues and GAAP Diluted EPS treat Upjohn as discontinued operations.
[2] Revenue and EPS annual incentive targets included contributions from Upjohn. Amounts in each year reflect adjustments made for Annual Incentive Purposes to align with assumptions included in the targets.

* For a full reconciliation of adjusted diluted EPS, see Management's Discussion and Analysis section in the 2020 Annual Report on Form 10-K. Amounts may not add due to rounding.

Shareholder Proposals

We expect the following proposals (Items 4-6 on the proxy card) to be presented by shareholders at the Annual Meeting. **The proposals may contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all of these inaccuracies.** However, the Board of Directors has recommended a vote **AGAINST** these proposals for the broader reasons described in the "Your Company's Response" section following each proposal.

Item 4 – Shareholder Proposal Regarding Independent Chair Policy

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY, 11021, who represents that he owns no less than 500 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2021 Annual Meeting:

The Shareholder's Resolution

Proposal 4 - Independent Board Chairman

The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy could be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is temporarily waived if in the unlikely event no independent director is available and willing to serve as Chair.

In regard to the roles of Chairman and CEO:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have the role of Chairman.

As Andrew Grove, Intel's former chair, stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A CEO serving as Chair can result in excessive management influence on the Board and weaker oversight of management. We urge Pfizer's Board to take the opportunity to appoint a new independent Board Chair.

Numerous institutional investors recommend independence for these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place. In addition investor interest in this governance practice is growing.

According to ISS "2017 Board Practices", (March 2017), 58%, of S&P 1,500 firms separate these two positions and the number of companies separating these roles is growing.

The support for this proposal topic at Pfizer increased by 19% from 2019 to 2020.

Please vote yes:
Independent Board Chairman - Proposal 4

Your Company's Response

The Board of Directors recommends a vote AGAINST this proposal. The Board values having the flexibility to select the structure of leadership best suited to meet the needs of Pfizer and our shareholders based on the facts and circumstances presented at any given time. Eliminating this flexibility is unnecessarily rigid and not in the best interests of the company or our shareholders. Shareholder proposals regarding this topic have been voted on at prior Annual Meetings, and each time, the proposal has failed to receive a majority of shareholder support.

PFIZER'S SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES SUPPORT INDEPENDENT BOARD OVERSIGHT

The Board consists entirely of independent Directors (other than Dr. Bourla) and exercises a strong, independent oversight function. This is further enhanced by the fact that our Audit, Compensation, Governance & Sustainability, Regulatory and Compliance and Science and Technology Committees are composed entirely of independent Directors.

In addition, the Board is confident that Pfizer's existing shareholder rights and strong corporate governance practices, including the annual election of directors, a majority vote standard in uncontested Director elections, special meeting rights and proxy access, already provide a strong structure for ensuring independent Board oversight of the company.

These policies are bolstered by the Board's practices, which include frequent meetings in executive sessions, when our Chairman and CEO is not present, to discuss matters that fall under their purview as independent Directors. These topics include, among others, evaluation of the Chairman and CEO and other senior leaders and succession planning.

Furthermore, the Board's independent oversight is enhanced by the Board's ongoing refreshment. Since 2016, Pfizer has elected six new independent Directors (50% of the Board).

A FLEXIBLE LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR PFIZER AND OUR SHAREHOLDERS

The Board values having the flexibility to select the structure of leadership best suited to meet the needs of Pfizer and our shareholders at any given time. The independent Directors of the Board, with their diverse backgrounds, experience, perspectives and extensive knowledge about the company and our industry, are best positioned to evaluate the Board's optimal leadership structure. The Board believes the leadership structure best suited to meet the needs of Pfizer and our shareholders should be based on the particular circumstances and challenges confronting the Board and company at any given time, as well as the individual skills and experiences that may be required in an effective Chairman. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant and does not view any particular Board leadership structure as preferred.

In accordance with our Corporate Governance Principles, the independent Directors of the company annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer (CEO) of the company, based on the recommendation of the Governance & Sustainability Committee following its thorough annual review of the Board's leadership structure. If the individual elected as Chairman is the CEO, the independent Directors also elect a Lead Independent Director.

Earlier this year, following the annual review by the Governance & Sustainability Committee and the other independent Directors, all of the independent Directors determined that the leadership structure that would best support the creation of long-term, sustainable value for our shareholders would be to maintain the current leadership structure, with Dr. Bourla as Chairman and CEO and Shantanu Narayen as Lead Independent Director. These determinations were based on the independent Directors' belief that Dr. Bourla:

• has extensive experience in and knowledge of the research-based biopharmaceutical industry and regulatory environment; and

• demonstrates the leadership and vision necessary to lead the Board and the company by driving scientific and commercial innovation and creating shareholder value.

Dr. Bourla's strong leadership and expertise proved to be especially beneficial during the COVID-19 pandemic when Pfizer expeditiously launched its Five-Point Plan to collaborate across the healthcare ecosystem to address the COVID-19 global healthcare crisis and the development of our COVID-19 vaccine.

OUR LEAD INDEPENDENT DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP

Mr. Shantanu Narayen, who has served as Lead Independent Director since 2018, was re-elected as Lead Independent Director by the independent Directors of the Board. His skills, global leadership experience and commitment to the Board make him well-qualified to continue to serve in this role. The position of Lead Independent Director at Pfizer comes with a clear mandate, significant authority and well-defined responsibilities under a Board-approved charter. Please see "*Our Lead Independent Director*" in this Proxy Statement for a list of these responsibilities.

ANNUAL REVIEW OF BOARD LEADERSHIP STRUCTURE

During the Board's annual review of its leadership structure, the independent Directors considered the pros and cons of alternative leadership structures, taking into account the company's performance under the current operating and governance environment (including the specific extraordinary circumstances tied to the COVID-19 pandemic), executive leadership changes, as well as feedback we receive from our investors, with the goal of achieving the optimal model for Board leadership and effective Board oversight of senior leaders. Notably, many of the company's top shareholders with whom we regularly engage express support for the Board to maintain flexibility regarding its leadership structure. The Directors will continue to evaluate the effectiveness of the Board's leadership structure on at least an annual basis and make any future decisions based upon the best interests of the company and our shareholders at that time.

SUMMARY

The Board of Directors believes that it should maintain the flexibility to select the optimal structure of leadership best suited to meet the needs of Pfizer and its shareholders at any given time. Pfizer's robust governance practices, including the role of the strong Lead Independent Director and independent Board oversight, make a rigid policy on the selection of the Board's leadership structure unnecessary and not in the best interests of the company and our shareholders.

> **ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

Item 5 – Shareholder Proposal Regarding Political Spending Report

Tara Health Foundation, 47 Kearny Street, San Francisco, CA 94108, which represents that it owns no less than 1,840 shares of Pfizer common stock, has notified Pfizer that it will present the following proposal at the 2021 Annual Meeting:

The Shareholder's Resolution

Whereas:

The Pfizer Inc. Board's Governance and Sustainability Committee is responsible for "maintain[ing] an informed status on the Company's issues related to public policy, including political spending policies and practices, through...periodic reports from management; and [for) monitor[ing] emerging issues potentially affecting the reputation of the pharmaceutical industry and the Company." Company policy states that "political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines."

However, Pfizer's politically focused expenditures appear to be misaligned with the company's values and interests.

- Pfizer has stated that "Expanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them." Yet the report Conflicted Consequences revealed that in 2018, Pfizer was a top contributor to a 527 organization that has been leading efforts to strike down the Affordable Care Act, which has made prescription drugs more accessible for millions of Americans.

- Pfizer manufactures contraceptives and a drug commonly prescribed for use as an abortifacient. Yet the above-cited report notes that Pfizer was a top contributor to a 527 organization that funds state legislators' efforts to implement extreme anti-abortion measures. The 2019 report Funding the Bans estimated that Pfizer donated more than $50,000 to politicians in six states responsible for that year's wave of abortion bans. The proponent estimates that in the last three election cycles, Pfizer and its employee PACs have made political donations totaling at least $8.4 million to politicians and political organizations working to weaken women's access to reproductive health care.

- Pfizer has committed to achieving science-based greenhouse gas reduction targets, yet is a member of the U.S. Chamber of Commerce, which has consistently lobbied to roll back specific US climate regulations and promote regulatory frameworks that would slow the transition towards a low GHG emissions energy mix. This raises questions about whether Pfizer is also supporting electioneering efforts that conflict with its environmental commitments.

Proponents believe that Pfizer should establish policies and reporting systems that minimize risk to the firm's reputation and brand by addressing possible missteps in corporate electioneering and political spending that are in contrast to its stated healthcare and environmental objectives.

Resolved:

Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

SUPPORTING STATEMENT

Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. "Expenditures for electioneering communications" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Your Company's Response

The Board of Directors recommends a vote AGAINST this proposal. The Board believes the company's current disclosures, which fully comply with all federal, state and local laws, including reporting requirements governing our Political Action Committee (PAC) and corporate political contributions, provide the appropriate level of transparency for interested parties to assess our rationale and motivation for making PAC and political expenditures. As a result, the Board believes that the report requested by the proponent is unnecessary and not in the best interests of the company or our shareholders.

PFIZER PAC AND CORPORATE POLITICAL CONTRIBUTIONS REPORT

The Pfizer PAC and Corporate Political Contributions Report (the Report), is published annually and is available on our corporate website at https://www.pfizer.com/about/corporate_governance/political_action_committee_report. The Report details by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections and certain contributions to trade associations. The Report clearly explains Pfizer's rationale and motivation for making such political expenditures, including the company's support for candidates from both political parties who value Pfizer's purpose to discover, develop and deliver "Breakthroughs that change patients' lives."

The Report also explains how Pfizer's political expenditures align with the company's public policy priorities, including the "the protection of intellectual property, supporting a patient centric healthcare system that enables access and encourages innovation, protecting patients from dangerous insurance barriers and counterfeit medicines, protecting Medicare Part D and ensuring patients have modern insurance that includes affordable out-of-pocket costs." Pfizer acknowledges in the Report that politicians have a range of policy views and positions, which collectively can be both related and unrelated to Pfizer's business. Furthermore, the Report clearly states that contributions made to such recipients "do not imply an endorsement of a candidate's position on any social or religious issue."

Moreover, the Report describes how Pfizer's PAC Steering Committee evaluates candidates on the basis of their views on the issues that impact Pfizer and considers their voting record on policies critical to Pfizer's purpose. The Report also identifies, by name and title, each member of the Political Contributions Policy Committee (PCPC) and Pfizer PAC Steering Committee. The PCPC oversees the day-to-day operations of the PAC, including all PAC solicitations, and the Pfizer PAC Steering Committee reviews and approves all political contribution requests.

The Report also explains that Pfizer does not traditionally make contributions to 527 Issue Organizations. However, if we were asked to make such a contribution, it would have to be reviewed and approved by the PCPC and subsequently disclosed in the Report. In addition, Pfizer has adopted a policy that precludes any direct independent expenditures, a decision which has been discussed at the executive level as well as with the Governance & Sustainability Committee of our Board.

Pursuant to its Charter, the Governance & Sustainability Committee is responsible for maintaining an informed status on the company's issues related to public policy, including political spending policies and practices, through periodic reports from management and reviews of the company's Political Action Committee and Corporate Political Contributions Reports.

TRADE ASSOCIATIONS

In addition, Pfizer asks trade associations receiving $100,000 or more from the company in a given year to report to us the portion of Pfizer dues/payments used for political expenditures/contributions. We voluntarily include this information in the Report. Similar to political candidates who receive contributions from the company, Pfizer's participation as a member of these various industry and trade groups comes with the understanding that we may not always agree with the positions of the larger organization and/or other members. To learn about Pfizer's positions on healthcare policies and commitments to environmental sustainability, please see: https://www.pfizer.com/purpose/health-policy/policy-positions.

SUMMARY

We regularly evaluate our political contribution reporting practices to ensure that they comply with all applicable laws and regulations and meet the needs of our shareholders and other interested parties. The Board believes Pfizer's current reporting practices and disclosures accomplishes these objectives. The robust disclosure and detail already provided in Pfizer's PAC and Corporate Political Contributions Report, clearly describe how Pfizer's political expenditures are aligned with the company's values and policies. Additional disclosures as requested by the proponent would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

> **ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

Item 6 – Shareholder Proposal Regarding Report on Access to COVID-19 Products

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, NY 10462, which represents that it owns 324,260 shares of Pfizer common stock, and co-filers have notified Pfizer that they will present the following proposal at the 2021 Annual Meeting:

The Shareholder's Resolution

RESOLVED that shareholders of Pfizer Inc. ("Pfizer" or the "Company") ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how receipt by Pfizer or its business partners of public financial support for development and manufacture of a vaccine or therapeutics for COVID-19 is being, or will be, taken into account when making decisions that affect access to such products, such as setting prices.

SUPPORTING STATEMENT

Pfizer has benefited from substantial public funding for the development of its COVID-19 vaccine, on which it is partnering with German firm BioNTech.

The Biomedical Advanced Research and Development Authority ("BARDA") and the Department of Defense have committed nearly $2 "billion in funding for Pfizer and BioNTech's vaccine as part of the Operation Warp Speed ("OWS") program. The deal entitles BARDA to 100 million doses and an option to buy 500 million more. [1] Although advance purchase commitments do not directly fund vaccine development, they reduce the risk associated with it.[2] BioNTech has benefited from significant public funding at several different stages in its development of the mRNA technology used in the vaccine it is developing with Pfizer and received over $444 million from the German government to accelerate vaccine development and expand manufacturing capacity.[3]

Unlike fellow OWS participants Janssen and AstraZeneca[4], Pfizer has not committed to provide its vaccine on a nonprofit basis during the pandemic. We believe that charging a price perceived as too high could damage Pfizer's reputation and create regulatory risk for the Company. An industry publication recently noted that "[v]accine pricing has the potential to be controversial, given the urgent health crisis posed by the pandemic as well as the billions of dollars in government funding supporting coronavirus vaccine development."[5] Pfizer has often been criticized for high drug prices.

If Pfizer's vaccine is approved, scaling up production beyond the Company's own goal of producing 1.3 billion doses in 2021[6] will be essential to ensure universal and low-cost vaccine access, which is critical to maintain stability, reignite the global economy and investor returns[7], and prevent domestic outbreaks.[8]

Accordingly, Pfizer will face enormous pressure to share intellectual property covering the COVID-19 vaccine which public entities such as BARDA are supporting.

Pfizer's website, which predates the pandemic, describes factors it uses when pricing its medicines, including impact on patients, promoting Pfizer's continued ability to innovate, and the Company's investments in the quality, safety and reliability of its medicines.[9] It is unclear how those factors would apply in the context of a pandemic in which public support has backed research on underlying technologies and reduced the risks for companies developing products. This Proposal seeks to fill this gap by asking Pfizer to explain whether and how the significant contribution from public entities affects, or will affect, decisions that Pfizer makes that could affect access, such as setting prices.

[1] https://federallabs.org/news/barda-dod-engage-pfizer-for-millions-of-covid-19-vaccine-doses
[2] See https://www.healthaffairs.org/doi/full/10.1377/hlthaff.24.3.653
[3] https://www.citizen.org/article/the-peoples-vaccine/#_ftn44
[4] See https://www.usatoday.com/story/news/2020/07/20/covid-19-vaccine-house-hearing-non-profitlow-price-possible/5475329002/
[5] https://www.biopharmadive.com/news/moderna-coronavirus-vaccine-price-dose/582947/
[6] https://www.pfizer.com/news/press-release/press-release-detail/pfizer-and-biontech-supply-japan-120-million-doses-their
[7] https://www.wsj.com/articles/covid-19-vaccine-deployment-would-give-global-economy-a-lift-nextyear-11601820001
[8] See https://www.americanprogress.org/issues/healthcare/reports/2020/07/28/488196/comprehensivecovid-19-vaccine-plan/
[9] https://www.pfizer.com/news/featured_stories/featured_stories_detail/how_does__pfizer price medicines

Your Company's Response

The Board of Directors recommends a vote AGAINST this proposal. The Board believes that the disclosure requested by the proponents is unnecessary and not in the best interests of the company and our shareholders because the premise of the proposal is based on a mischaracterization of the facts regarding Pfizer's vaccine development process and because similar information regarding the company's pricing strategies already exist in Pfizer's disclosures. Contrary to the proponent's statement, Pfizer has publicly stated that the company did not receive any funding from the U.S. government for the development of our COVID-19 vaccine. Additionally, Pfizer has already disclosed its pandemic pricing strategy for the vaccine. This information is available on the company's website at https://www.pfizer.com/health/coronavirus.

INVESTMENT IN RESEARCH & DEVELOPMENT (R&D) TO COMBAT COVID-19

Pfizer has publicly stated that we have not taken any U.S. government funding for the development of our COVID-19 vaccine and that the company's efforts are entirely self-funded. We have invested more than $2 billion dollars at-risk in the development and manufacturing of the vaccine in an effort to help find a solution to this pandemic. Pfizer has undertaken significant R&D investments, including our work on the development of the mRNA vaccine in collaboration with BioNTech.

Contrary to the proposal's claims, the agreement Pfizer reached with the U.S. government in July 2020 to purchase the vaccine did not mitigate Pfizer's risk in the development and manufacturing of a safe and effective COVID-19 vaccine because the U.S. government was not obligated to pay Pfizer for any vaccine doses if the company had been unsuccessful in developing and delivering to the U.S. government an FDA authorized or approved vaccine. Pfizer in fact retained the full risk of its R&D investments on the vaccine. Ultimately, Pfizer received the FDA's Emergency Use Authorization on December 11, 2020 and has since been executing on its supply commitment to the U.S. government.

PFIZER'S APPROACH TO COVID-19 VACCINE ACCESS & PRICING

We are committed to the principle of equitable and affordable access for the Pfizer-BioNTech COVID-19 vaccine for people around the world. We have clearly stated in our public disclosures that we anticipate a pandemic phase that could last into 2022, where governments will be the primary purchasers of our vaccine. We recognize the urgent need for people all over the world to receive this vaccine and have accordingly set the price of our vaccine for the pandemic period to encourage broad access, rather than using traditional value-based pricing frameworks. Under our agreements with the U.S. government, the price in the U.S. is $19.50 per vaccine dose or $39.00 per patient based on a two-dose vaccination series. We also expect that most governments will provide these vaccines at no or low cost to their populations.

In addition to agreements with governments, Pfizer and BioNTech have signed an advance purchase agreement with COVAX for up to 40 million doses of our COVID-19 vaccine in 2021, subject to the execution of additional agreements under the COVAX structure. COVAX is a global initiative coordinated by Gavi, the Vaccine Alliance, the Coalition for Epidemic Preparedness Innovations (CEPI) and the World Health Organization (WHO) to provide equal access to COVID-19 vaccines for all countries, regardless of income levels. This marks an important milestone with COVAX and our commitment to equitable access.

PFIZER'S GENERAL APPROACH TO PRICING

The company believes the most fundamental way the biopharmaceutical industry creates value is by discovering innovative medicines that help people live longer, healthier, more productive lives. Pfizer's general approach to pricing medicines aims to reflect the value they deliver to patients, insurers, governments and society, while allowing us to continue to achieve our mission. We take a thoughtful approach to pricing our products and have internal processes and controls in place to ensure that pricing decisions are thoroughly and appropriately vetted with involvement from the highest levels of management, prior to implementation. In addition, we may use flexible pricing approaches based on factors such as local needs, availability of treatment options, and a country's health systems' structure.

SUMMARY

The Board believes the disclosures and information already provided by Pfizer regarding the funding and pricing strategy for its COVID-19 vaccine are robust, publicly available, and provide the information requested by the proponents to our shareholders and the general public. The shareholder proposal is based on the inaccurate statement that our COVID-19 vaccine was developed with public financial support and the additional disclosure requested by the proponent is unnecessary and not in the best interests of the company and our shareholders.

> **ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

Annual Meeting Information

Annual Meeting

WHEN AND WHERE WILL THE VIRTUAL ANNUAL MEETING BE HELD?

Date: April 22, 2021

Time: 9:00 a.m., Eastern Daylight Time

Virtual Meeting Only—No Physical Meeting Location: In response to continued public health concerns related to the COVID-19 pandemic, and to support the health and well-being of our shareholders and other meeting participants, the 2021 Annual Meeting will be held in virtual meeting format only. To access the virtual Annual Meeting, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021.

Shareholders may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Daylight Time. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting.

Closed captioning will be provided for the duration of the virtual Annual Meeting.

For additional information regarding the Meeting procedures, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021.

WHAT DO I NEED TO DO TO ATTEND THE VIRTUAL ANNUAL MEETING?

To attend the virtual Annual Meeting, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021.

REGISTERED SHAREHOLDERS

Follow the instructions on your Notice of Internet Availability (Notice), proxy card or electronic notification that was mailed or made available to you on or about March 12, 2021. As a registered shareholder you can attend the Annual Meeting online, ask a question and vote your shares. You will be required to provide the 15-digit control number found on your Notice, proxy card or electronic notification ("control number").

BENEFICIAL OWNERS

If you hold your shares through an intermediary, such as a bank or broker and want to attend the Annual Meeting with the ability to ask a question and/or vote, please see your options below.

Registration in Advance of the Annual Meeting: To register, you must submit proof of your proxy power (legal proxy) reflecting your ownership of Pfizer common stock which can be obtained from your broker, Requests for registration should be directed to Computershare and be received no later than 5:00 p.m., Eastern Daylight Time, on April 19, 2021 at the following:

- **By email:** Forward an image of your legal proxy, to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy"; or

- **By mail:** Computershare, Pfizer Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

You will receive a confirmation email from Computershare of your registration and 15-digit control number which will allow you to fully participate in the virtual Annual meeting.

If you have already voted your shares and then request a legal proxy, your original vote will be invalidated and you will be required to vote your shares again.

Access on the Day of the Annual Meeting Without Prior Registration*: Please visit www.meetingcenter.io/274898886 for information regarding how to access the meeting without prior registration.

Registration is only required if you are a beneficial owner, as set forth above.

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* *The inability to provide this option shall in no way impact the validity of the virtual Annual Meeting. In order to ensure you are able to attend, ask questions and vote at the Annual Meeting, you should choose the "Registration in Advance of the Annual Meeting" option above.*

GUESTS

Please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021 and join the virtual Annual Meeting as a "Guest." As a "Guest" you will not have the ability to ask questions or vote your shares at the meeting.

PROPONENT OF SHAREHOLDER PROPOSAL

The proponent of a shareholder proposal included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Annual Meeting to be received at least two weeks before the virtual Annual Meeting.

WILL THERE BE A QUESTION AND ANSWER SESSION?

As part of the virtual Annual Meeting, we will hold a live Q&A session, during which we intend to answer as many questions as time permits. Questions must comply with the Annual Meeting procedures and be pertinent to Pfizer, our shareholders and the Meeting matters.

- **If you wish to submit a question in advance of the virtual Annual Meeting:** For two weeks prior to the virtual Annual Meeting, shareholders may submit questions, in writing, by following the instructions on the virtual Annual Meeting website. To submit a question in advance of the Meeting, beneficial owners must register in advance of the Meeting. See "*What Do I Need to do to Attend the Virtual Annual Meeting*" above.

- **If you wish to ask a question during the virtual Annual Meeting:** Log in to the virtual Annual Meeting website and enter the control number included on your Notice, proxy card, voting instruction form or electronic notification when prompted.

Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.

Questions and answers to any pertinent questions not addressed during the meeting, will be published following the meeting on our Investors website at https://investors.pfizer.com.

WHAT IF I HAVE TECHNICAL QUESTIONS?

Beginning at 8:30 a.m. on April 22, 2021 and through the conclusion of the virtual Annual Meeting, we will have a support team ready to assist shareholders with any technical difficulties accessing and participating in the virtual Annual Meeting. If you encounter any difficulties during the check-in or meeting time, you should call the support team listed on the virtual Annual Meeting website at www.meetingcenter.io/274898886 or by phone, within the U.S., U.S. territories & Canada: +1-888-724-2416 or outside of the U.S., U.S. territories & Canada:+1-781-575-2748.

WILL THE VIRTUAL ANNUAL MEETING BE AVAILABLE FOR REPLAY?

A replay of the Annual Meeting will be made publicly available 24 hours after the Meeting at www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021. The replay will be available for one year.

WHO IS ENTITLED TO VOTE AT THE VIRTUAL ANNUAL MEETING?

Holders of Pfizer common stock at the close of business on February 24, 2021, are entitled to receive the Notice of 2021 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,578,164,054 shares of the company's common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

WHAT IS A QUORUM FOR THE VIRTUAL ANNUAL MEETING?

The presence of holders of stock representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Pfizer Annual Meeting, logging into the virtual Annual Meeting using the control number or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Voting

HOW DO I VOTE?

You may vote using any of the following methods:

BY MAIL

Complete, sign and date the accompanying proxy card or voting instruction form and return it in the prepaid envelope. If you are a registered shareholder and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a registered shareholder and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville KY 40233-9814, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 462 South Fourth Street, Suite 1600, Louisville, KY 40202.

BY TELEPHONE OR VIA THE INTERNET

Registered Shareholders: Pfizer has established telephone and Internet voting procedures for registered shareholders. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

By Telephone: You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions.

By Internet: The website for Internet voting is www.investorvote.com/PFE. Please have your notice, proxy card or electronic notification handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and internet voting facilities for registered shareholders will be available until the polls close on April 22, 2021.

Beneficial owners: The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction form.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to review your proxy materials and vote your shares in advance of the virtual Annual Meeting.

AT THE VIRTUAL ANNUAL MEETING

If you were a registered shareholder at the close of business on February 24, 2021 and have your control number, you may vote your shares during the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website. To access the virtual Annual Meeting, please visit www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021.

If you hold your shares through an intermediary, such as a bank or broker, see "*What do I Need to do to Attend the Virtual Annual Meeting*" for information regarding how to gain access to the virtual Annual Meeting, vote your shares during the Meeting or ask questions during the Meeting.

IS THERE A LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE VIRTUAL ANNUAL MEETING?

The names of registered shareholders entitled to vote at the virtual Annual Meeting (the list) will be available for 10 days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, NY 10017 by contacting our Corporate Secretary. Due to the COVID-19 pandemic, registered shareholders must make an appointment and must comply with the company's COVID-19 protocols.

The list will be available at the Meeting, and through the conclusion of the Meeting, on the virtual Annual Meeting website at www.meetingcenter.io/274898886. If prompted for a password, please enter PFE2021. Only those persons logging into the virtual Annual Meeting as a registered shareholder will be able to access the list and you will be required to provide the 15-digit control number found on your Notice, proxy card and electronic notification that was mailed or made available to you on or about March 12, 2021.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

If you are a registered shareholder, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive either a proxy card or an electronic notification and/or a voting instruction form for all the Pfizer shares you hold:

- in a Pfizer and/or Wyeth savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction form for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy card or voting instruction form, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust.

To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 19, 2021.

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

WHAT ARE THE VOTING REQUIREMENTS TO ELECT THE DIRECTORS AND TO APPROVE EACH OF THE PROPOSALS DISCUSSED IN THIS PROXY STATEMENT?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG LLP	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposals	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

ELECTION OF DIRECTORS: MAJORITY VOTE POLICY

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections, such as the election of Directors at the Annual Meeting. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a Director nominee. Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Governance & Sustainability Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles (see "*Annex 1*" to this Proxy Statement).

RATIFICATION OF THE SELECTION OF KPMG LLP

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of the selection of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our Named Executive Officers. Abstentions and broker non-votes are not counted as votes "for" or "against" this proposal.

SHAREHOLDER PROPOSALS

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and broker non-votes are not counted as votes "for" or "against" the shareholder proposals.

HOW WILL MY SHARES BE VOTED AT THE VIRTUAL ANNUAL MEETING?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

• **FOR** the election of each of the Director nominees named in this Proxy Statement;

• **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year;

• **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers; and

• **AGAINST** the shareholder proposals.

WHO WILL COUNT THE VOTES?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE?

If you are a registered shareholder, you can revoke your proxy before it is exercised by:

• giving written notice to our Corporate Secretary;

• delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or

• voting at the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following its instructions for how to do so.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

Proxy Materials

WHY DID I RECEIVE THESE PROXY MATERIALS?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2021 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2021 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 12, 2021.

WHY DID I RECEIVE A "NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS", BUT NO PROXY MATERIALS?

We distribute our proxy materials to certain shareholders via the Internet under the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing a timely and convenient method of accessing the materials and voting. On March 12, 2021, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. To request a free set of printed materials for this Meeting or for future mailings, refer to the Notice for detailed instructions on how to request a copy via Internet, telephone or e-mail.

CAN I ACCESS THE PROXY MATERIALS AND THE 2020 ANNUAL REPORT ON FORM 10-K ON THE INTERNET?

This Notice of 2021 Annual Meeting and Proxy Statement and the 2020 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Registered Shareholders: If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare-na.com/green/ and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

HOW CAN I ELIMINATE DUPLICATE MAILINGS?

We have adopted a procedure, approved by the SEC, called "householding." Under this procedure, we may deliver a single copy of this Notice of 2021 Annual Meeting and Proxy Statement and the 2020 Annual Report on Form 10-K, to multiple registered shareholders who share the same address and last name, unless we receive contrary instructions from one or more of these shareholders. If you and other Pfizer shareholders living in your household do not have the same last name, you may also request to receive only one copy of future proxy materials.

This procedure reduces the environmental impact of our Annual Meeting and reduces printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards.

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding and/or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please contact our transfer agent, Computershare Investor Services, in writing at P.O. Box 505000, Louisville, KY 40233-5000; or by telephone, in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591.

Alternatively, if you participate in householding and wish to receive a separate copy of this Notice of 2021 Annual Meeting and Proxy Statement and any accompanying documents or prefer to discontinue your participation in householding, please contact Computershare as indicated above, and a separate copy will be sent to you promptly.

If you are a beneficial owner receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker or other organization that holds your shares to request information about eliminating duplicate mailings.

HOW CAN I OBTAIN A COPY OF PFIZER'S 2020 ANNUAL REVIEW?

The company's Annual Review is available on our website at www.pfizer.com/annual. Pfizer is working hard to be a green company; therefore, hard copies of the report are no longer produced.

Other Questions

WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation or the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER AND HOLDING SHARES AS A BENEFICIAL OWNER?

If your shares are registered in your name with Pfizer's transfer agent, Computershare, you are the "registered shareholder" of those shares. This Notice of 2021 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of 2021 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form or by following their instructions for voting by telephone or on the Internet.

COULD OTHER MATTERS BE DECIDED AT THE VIRTUAL ANNUAL MEETING?

The Board is not aware of any matters that are expected to come before the 2021 Annual Meeting other than those referred to in this Proxy Statement (see "*Other Business*" below).

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you on such matters and intends to vote the proxies in accordance with its best judgment.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $35,000, plus reasonable expenses, for these services.

Other Business

The Board is not aware of any matters that are expected to come before the 2021 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

Submitting Proxy Proposals and Director Nominations for the 2022 Annual Meeting

Proposals for Inclusion in Our 2022 Proxy Materials

Under SEC rules, if a shareholder wants us to include a proposal in our 2022 proxy materials for presentation at our 2022 Annual Meeting of Shareholders, then the proposal must be received at our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary, by November 12, 2021. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Director Nominations for Inclusion in our 2022 Proxy Materials (Proxy Access)

Any shareholder considering a proxy access nomination should carefully review our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. Under our proxy access by-law, if a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements in our By-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our 2022 proxy materials for election at our 2022 Annual Meeting of Shareholders, then the nominations must be received by us at our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary, not earlier than October 13, 2021 and not later than November 12, 2021.

Other Proposals or Nominations to be Brought before Our 2022 Annual Meeting

Any shareholder considering introducing a nomination or other item of business should carefully review the procedures set forth in our By-laws, which are available at https://investors.pfizer.com/corporate-governance/default.aspx. These procedures provide that, among other things, a nomination or the introduction of an item of business at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices at 235 East 42nd Street, New York, New York 10017.

We must receive written notice of your intention to nominate a Director or to propose an item of business at our 2022 Annual Meeting according to this schedule:

If the 2022 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 22, 2021), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2021 Annual Meeting.

If the 2022 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive it no later than 10 days following the first to occur of:

- the date on which notice of the date of the 2022 Annual Meeting is mailed; or
- the date public disclosure of the date of the 2022 Annual Meeting is made.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2022 Annual Meeting is held on schedule, to be "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, we must receive written notice of your intention to introduce a nomination or other item of business at that Meeting between December 23, 2021 and January 22, 2022.

For any other meeting, the nomination or item of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 235 East 42nd Street, New York, New York 10017, Attention: Corporate Secretary.

Pfizer Inc. Corporate Governance Principles

Role and Composition of the Board of Directors

1. General. The Board of Directors (the Board), which is elected by the shareholders, is the ultimate decision-making body of Pfizer Inc. (the Company), except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board is responsible for planning for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer shall annually provide the Board with an assessment of other senior managers and their potential to succeed him or her. He or she shall also provide the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company, based on the recommendation of the Governance & Sustainability Committee as a result of its annual review of the Company's Board leadership structure. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole, as well as over executive sessions of the independent Directors, and shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board; provided that the Lead Independent Director, if any, shall preside over executive sessions of the Company's independent Directors. In addition, the Lead Independent Director, if any, shall facilitate information flow and communication among the Directors and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director. The Board shall consider the rotation of the Lead Independent Director, if any, at such intervals as the Board determines on the recommendation of the Governance & Sustainability Committee.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Governance & Sustainability Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange (NYSE) corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Governance & Sustainability Committee shall periodically consider and make recommendations to the Board concerning the appropriate size and needs of the Board. The Governance & Sustainability Committee considers candidates to fill new positions created by increases in the size of the Board and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. To be considered for membership on the Board, candidates should be individuals of proven integrity who have demonstrated, by having a record of substantial achievement in an area of relevance to the Company, an ability to make a meaningful contribution to the Board's advising, counseling and monitoring roles. In selecting Directors, the Board will generally seek leaders of major complex organizations, including within the scientific, government service, educational, finance, marketing, technology and the not-for-profit sectors. In addition, the Board also will seek some Directors who are widely recognized as leaders in the fields of medicine or the biological sciences. A candidate must also possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs. Each Director is expected to serve the best interests of all shareholders and must be committed to enhancing long-term Company growth. Directors should be selected so that the Board of Directors maintains its diverse composition, with diversity reflecting gender, age, race, ethnicity, background, professional experience and perspectives. Candidates considered by the Governance & Sustainability Committee shall also be considered by other Directors, based on the recommendation of the Governance & Sustainability Committee, and final approval of a candidate shall be determined by the full Board. Recommendations for Directors received from shareholders will be evaluated in accordance with the criteria set forth above.

7. Voting for Directors. In accordance with the Company's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next shareholder meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Governance & Sustainability Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Governance & Sustainability Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Governance & Sustainability Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K (or any successor report) furnished to the Securities and Exchange Commission.

If each member of the Governance & Sustainability Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board.

9. Former Chief Executive Officer as Director. Upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Governance & Sustainability Committee. The Governance & Sustainability Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Governance & Sustainability Committee shall periodically review the compensation of non-employee Directors.

12. Ownership Requirement. Each non-employee Director is required to hold shares of the Company's common stock having a value of at least five (5) times the Director's annual base cash compensation while serving as a Director of the Company. For purposes of satisfying these requirements, (a) a Director's holdings of the Company's common stock shall include, in addition to shares held outright, units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan and (b) each such unit shall have the same value as a share of the Company's common stock. A Director will have five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of the Company's common stock required to be held, to satisfy this ownership requirement.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting following his or her 73rd birthday. On the recommendation of the Governance & Sustainability Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Annual Board and Committee Self-Evaluation. The Board (under the supervision of the Governance & Sustainability Committee) and each Committee will conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Governance & Sustainability Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Governance & Sustainability Committee. The Audit Committee, Compensation Committee and Governance & Sustainability Committee are made up of only independent Directors, as defined under the NYSE listing standards and all applicable laws and regulations. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Governance & Sustainability Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from the Company or any of its subsidiaries. The Board also will apply any heightened independence standards applicable to members of those Committees pursuant to NYSE requirements.

The Board shall consider the rotation of committee assignments and of committee Chairs at such intervals as the Board determines on the recommendation of the Governance & Sustainability Committee. Consideration of rotation shall seek to balance the benefits derived from continuity and experience, on the one hand, and the benefits derived from gaining fresh perspectives and enhancing Directors' understanding of different aspects of the Company's business and enabling functions.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting short- and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management and other employees recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

Committee Functions

27. Independence. The Audit, Compensation and Governance & Sustainability Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

28. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

29. Committee Meetings. At the invitation of any of the Committees, members of senior management and other employees recommended by the Chief Executive Officer shall attend Committee meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Committee are made by the manager responsible for that area of the Company's operations.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

Policy on Poison Pills

31. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Governance & Sustainability Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

32. These principles are reviewed by the Board at least annually.

Breakthroughs that change patients' lives®

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5703
(212) 733-2323
www.pfizer.com

